7/10

07025115

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Telecommunications Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 13 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03622 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/11/07

SingTel

Singapore Telecommunications Limited
Annual Report 2006/2007

Shaping Markets
Setting the Pace


SingTel

Contents

Shaping Markets
Setting the Pace

Singapore Telecommunications Limited ("SingTel") is Asia's leading communications group, supported by more than 19,000 dedicated and purpose-driven employees worldwide. Headquartered in Singapore, we are a dynamic global player in the telecommunications industry with presence throughout Asia, Middle East, Europe and North America.

In Singapore, SingTel is committed to leading and shaping the market by tapping our 128 years of operating experience and state-of-the-art infrastructure to provide a diverse range of innovative communications solutions for consumers and businesses.

Optus, our wholly-owned subsidiary, is the challenger telecommunications provider in Australia. It is one of the most recognised brands in the highly competitive Australian market, delivering cutting-edge communications, information technology ("IT") and entertainment services to its customers.

The SingTel Group has major investments in leading mobile operators in the region. We own stakes – ranging from 21.4 per cent to 45.0 per cent – in AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia. In particular, the phenomenal mobile market growth in India and Indonesia has seen Bharti and Telkomsel adding more than five million new customers every quarter.

Together with Optus and our regional mobile associates, SingTel is Asia's largest multi-market mobile operator, serving 124 million customers in seven markets.

To stay ahead, SingTel continues to set the pace in telecommunications, shaping the markets by introducing innovative and relevant services and solutions. We aim to be an integral part of the lives of our customers, enhancing the way they live, work and play.



Vision To be Asia Pacific's Best Communications Group

Mission Breaking Barriers, Building Bonds

SingTel is Asia's Leading Communications Group

Market capitalisation of **S$52 billion**.

Diversified earnings base – **70 per cent** from outside Singapore.

Largest multi-market mobile operator in Asia
– **124 million** mobile subscribers.

Exposure to **Asia's high-growth** mobile markets.

Strategic presence in two of the **world's fastest-growing** mobile markets in India and Indonesia.

Market leader in Singapore.

Leading challenger in Australia.

Strong commitment to shareholder value.

Notes:

1. Figures are as at 31 March 2007.
2. Diversified earnings base, of which 70 per cent came from outside Singapore, is based on proportionate earnings before interest, tax, depreciation and amortisation for the financial year ended 31 March 2007. For more details, please refer to footnotes under 'Group Financial Highlights'.

Group Financial Highlights

Operating Revenue
(S$ million)


12,617
13,138
13,151
FY04/05
FY05/06
FY06/07

EBITDA [1]
(S$ million)


6,259
6,453
6,692
FY04/05
FY05/06
FY06/07

Underlying Net Profit After Tax [2]
(S$ million)


3,060
3,295
3,556
FY04/05
FY05/06
FY06/07

Free Cash Flow [3]
(S$ million)


3,062
2,772
2,795
FY04/05
FY05/06
FY06/07

Proportionate EBITDA [4]


30% Singapore
31% Australia
38% Regional Mobile
1% Others [5]

Operating Revenue Composition


39% Mobile Communications
20% Data and Internet
17% National Telephone
8% IT and Engineering
7% Sale of Equipment
6% International Telephone
3% Others

(1) Refers to earnings before interest, tax, depreciation and amortisation but includes share of associates' earnings.
(2) Refers to net profit before exceptional items, Belgacom's net contribution, and exchange differences on short-term loan to Optus, net of hedging.
(3) Refers to cash flow from operating activities, including dividends from associates, less cash capital expenditure.
(4) Based on proportionate earnings before interest, tax, depreciation and amortisation for the financial year ended 31 March 2007. Proportionate presentation is not required by Singapore Financial Reporting Standards (FRS) and is not intended to replace the financial statements prepared in accordance with Singapore FRS. However, since the associates are not consolidated on a line-by-line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Singapore, Australia and other regional markets.
(5) Mainly from other associates.

Explosive Growth in Asia Pacific

BANGLADESH
▲ 137%
1.2 million
45.0%

INDIA
▲ 90%
37 million
30.5%

THAILAND
▲ 27%
21 million
21.4%

PHILIPPINES
▲ 28%
17 million
44.5%

SINGAPORE
▲ 9.8%
1.8 million

INDONESIA
▲ 44%
39 million
35.0%

AUSTRALIA
▲ 3.9%
6.7 million
100%

Subscriber growth[1]
Mobile customers[2]
Effective stake

(1) Compared against 31 March 2006.
(2) As at 31 March 2007.

Chairman's Statement



I am pleased to report that the SingTel Group achieved a set of strong results for the financial year ended 31 March 2007.

SingTel staff rallied as a team against an intensely competitive business climate and met all our main targets for the financial year. We increased our full-year Group underlying net profit by 7.9 per cent to S$3.56 billion. Following the completion of our capital reduction exercise in September 2006, underlying earnings per share rose 11 per cent to 21.88 cents.

The stellar performance of our regional mobile associates, especially Bharti and Telkomsel, drove our earnings growth. Associates contributed 43 per cent or S$1.5 billion of the Group's underlying net profit, up from 37 per cent a year ago. The Group's operating revenue was maintained at S$13.15 billion while operational EBITDA declined 4.1 per cent to S$4.28 billion.

Our strong results, against the backdrop of fierce competition and lower operating margin, underscored our strengths and diverse sources of revenue. Our operations outside of Singapore now contribute 70 per cent of proportionate EBITDA.

In the light of our strong earnings and robust cash flow, the Board has recommended a final dividend of 6.5 cents per share as well as a special dividend of 9.5 cents per share for the financial year. Together with the interim dividend of 4.5 cents per share paid earlier, we are pleased to return a total of S$3.3 billion, or 20.5 cents per share, to shareholders. Starting this year, SingTel began paying an interim dividend.

This payout balances our objective for an efficient balance sheet while retaining financial flexibility to make further investments. It demonstrates our commitment to an efficient capital structure while maintaining financial strength and investment grade credit ratings.

Shaping Markets, Setting the Pace

Our strategy of leading in Singapore, focusing on profitable growth in Australia and investing and partnering across Asia, has continued to bring us excellent results. Our achievements in these areas not only enable the SingTel Group to lead the market, but also to set the pace.

In Singapore, we continued to drive innovation, leveraging the strengths of our extensive and reliable infrastructure as well as our large customer base. SingTel's Generation mio, launched in January 2007, transforms the phone line in every home into an integrated digital super highway. It is the foundation for SingTel's next-generation range of integrated digital services, paving the way for the Singapore Government's Intelligent Nation 2015 ("iN2015") vision to plug every household in Singapore into ultra high-speed broadband. Our customers can expect even more innovative services to ride on Generation mio, such as interactive television which we expect to launch in the second half of 2007.

The financial year also saw the launch of the '360' suite of business solutions – SingTel's response to the communications needs of enterprises. Comprising Enterprise360 for larger corporations and Office360 for small and medium-sized enterprises, the '360' suite combines unlimited local calls on mobile and fixed-lines with broadband access, email and web hosting services at a single affordable rate.

We continued to perform well in the various market segments and maintained our leadership position.

We continued to perform well in the various market segments and maintained our leadership position. We retained our lead in Singapore despite intense competition, with a market share of 53 per cent for broadband and 38 per cent for mobile as at 31 March 2007.

SingTel's IT and engineering services continued to deliver strong results. NCS, our wholly-owned subsidiary and Singapore's largest IT services provider, won major contracts with government agencies, ranking it as the Singapore Government's top IT services provider for the third consecutive year. NCS also continued to expand actively outside Singapore, increasing its overseas revenue by 32 per cent during the financial year.

Building our Regional Presence

In Australia, despite very challenging market conditions, Optus' performance was excellent. It maintained its market share and exceeded its margin guidance while managing its cost base and investing in future growth.

Optus continues to challenge and push for sustainable growth by leading the market in innovation: providing new ways to use technology coupled with better service and convenience.

Key areas of leadership through the year included the launch of high-speed broadband using ADSL2+ ahead of competitors in major markets; innovation in mobile tariffs with Yes Time as a differentiator in mobile caps; creativity in prepaid mobile via the refreshed Optus Turbocharge plan; and focus on corporate Internet Protocol ("IP") products which allowed Optus to continue to gain market share.

During the financial year, Optus invested in state-of-the-art infrastructure, including its 3G mobile network, Unbundled Local Loop network, D-series satellites, IP core, as well as its customer care systems to enhance the customer experience.

In April 2006, Optus joined several leading telecommunications companies and Internet Service Providers to form the G9 Group, which proposes to invest and upgrade part of the existing local loop into a high bandwidth Fibre-to-the-Node or FTTN network. The alliance aims to ensure competitive access to services over an FTTN network which, in turn, will deliver improved broadband competition and better services to Australia.

Regionally, our presence has strengthened significantly. As at 31 March 2007, the Group's regional base of mobile subscribers – comprising Singapore, Australia and our regional mobile associates – reached 124 million, up from 85 million a year ago. This is the largest mobile subscriber base in Asia outside China.

Our regional associates achieved strong performance. Among them, Bharti grew its subscriber base by an impressive 90 per cent while Telkomsel saw a significant rise of 44 per cent from a year ago. For the financial year, the associates contributed a healthy S$673 million of dividends to the Group, an increase of 9.2 per cent from last year.

Corporate Governance

The Group's success is also the result of our strong commitment to the highest standards of corporate governance and transparency.

During the financial year, we received numerous honours for our strong corporate governance, including 'Best Corporate Governance' for the third consecutive year at IR Magazine's South East Asia Investor Relations Conference & Awards 2006.

Looking Ahead

We expect to see continued growth in the markets that we operate. We also expect our regional mobile associates to remain as key drivers of the Group's growth. In Australia, Optus will continue to invest to deliver sustainable revenue growth and profits, expanding its customer base and defending its scale position in mobile. In Singapore, SingTel has embarked on a number of key growth initiatives to drive future growth in both the consumer and corporate businesses. These initiatives will incur costs in the next financial year before contributing to revenues and earnings in subsequent years.

Moving ahead, we will also focus on four key areas: innovation, talent management, growing our international business and developing Centres of Excellence.

We will drive product innovation and operational excellence in our current core businesses and seek new sources of revenue. These will require the best talent in the market and our aim is to be the employer of choice for telecommunications professionals.

At the same time, we will continue to expand overseas into key geographical markets to achieve our goal of being the premier telecommunications operator covering South East Asia, South Asia and Australia.

Finally, to better support and add value to our associates, we have established Centres of Excellence, which are charged with developing world-class capabilities in key operational areas and with disseminating these capabilities through closer collaboration and sharing across the Group.

We are confident that our blueprint will continue to drive strong earnings growth for the Group in the years ahead.

We are confident that our blueprint will continue to drive strong earnings growth for the Group in the years ahead.

Acknowledgements

I thank our Board of Directors, the Senior Management team, staff and union for their contributions during the financial year. I would also like to thank our customers, shareholders and business partners for their strong support.

In addition, I would like to express my sincere appreciation to Mr Lee Hsien Yang, who stepped down as Group Chief Executive Officer ("CEO") with effect from 1 April 2007. Hsien Yang has served the Group with distinction over the last 13 years. His vision transformed SingTel from a Singapore-centred business to a highly successful company, one with diversified revenue streams and a strong regional presence. His leadership enabled the Group to ride on the market liberalisation in Singapore and to seize investment opportunities in the region.

I am confident that the SingTel Group, with our clear vision as well as a new leadership team led by Ms Chua Sock Koong, will continue to excel as Asia's leading communications group.

Chumpol NaLamlieng
Chairman

Board of Directors



1st row: • Chumpol NaLamlieng • Graham John Bradley • Paul Chan Kwai Wah
2nd row: • Chua Sock Koong • Heng Swee Keat • Simon Israel
3rd row: • Professor Tommy Koh • Lee Hsien Yang • John Powell Morschel
4th row: • Kaikhushru Shiavax Nargolwala • Deepak S Parekh • Nicky Tan Ng Kuang



Chumpol NaLamlieng
Chairman

Mr NaLamlieng, 60, is a non-executive and independent Director of SingTel. He was appointed a Director on 13 June 2002 and Chairman on 29 August 2003. Mr NaLamlieng was last re-elected as a Director on 28 July 2006.

Mr NaLamlieng is Member of the Board of Directors and Chairman of the Management Advisory Committee of The Siam Cement Public Co. Ltd ("Siam Cement"). He was President of Siam Cement for 12 years before stepping down in December 2005. His career with Siam Cement spans more than 30 years.

Mr NaLamlieng is also a non-executive Director of British Airways Plc. and a non-executive Director of The Siam Commercial Bank Public Co. Ltd.

Mr NaLamlieng was conferred the Royal Decoration, Knight Grand Commander (Second Class, Higher Grade) of the Most Illustrious Order of Chula Chom Klao, Thailand in May 2002 and the Officier de l'Ordre National du Mérite, France in July 2004. He holds a Bachelor of Science (Mechanical Engineering) from the University of Washington, USA, and a Master of Business Administration from Harvard Business School, USA.



Graham John Bradley

Mr Bradley, 58, is a non-executive and independent Director of SingTel. He was appointed a Director on 24 March 2004 and was last re-elected on 28 July 2006.

Mr Bradley is a professional company director and is also involved in various philanthropic pursuits. He practised law for six years in Australia and USA before joining McKinsey & Company in 1978. He was a Senior Partner of McKinsey & Company from 1984 to 1991, National Managing Partner of Blake Dawson Waldron from 1991 to 1995, and CEO of Perpetual Trustees Australia Limited from 1995 to 2003.

Mr Bradley is Chairman of HSBC Bank Australia Limited, Stockland Corporation Limited, Film Finance Corporation Australia Limited, Boart Longyear Limited, Po Valley Energy Limited and Proteome Systems Limited, and a Director of MBF Australia Limited. He is also Chairman of the Garvan Research Foundation and a Director of Brandenburg Ensemble Limited. He is the former Chairman of the Sydney Community Foundation and a former Director of Queensland Investment Corporation.

Mr Bradley holds a Bachelor of Arts and a Bachelor of Laws from The University of Sydney, and a Master of Laws from Harvard Law School, USA.

Board of Directors



Paul Chan Kwai Wah

Mr Chan, 53, is a non-executive and independent Director of SingTel. He was appointed a Director on 19 November 1999 and was last re-elected on 29 July 2004.

Mr Chan is a Director of Verigy Ltd, Singapore Power Limited, SIA Engineering Company Limited and National Healthcare Group Pte Ltd.

Mr Chan stepped down as Senior Vice President and Managing Director of Hewlett-Packard Asia Pacific Pte Ltd with effect from 1 May 2006. He spent almost 28 years in Hewlett-Packard, including seven years with Compaq Computer Asia Pacific Pte Ltd.

Mr Chan is a former Director of Hewlett-Packard Asia Pacific Pte Ltd, Hewlett-Packard (China) Investment Ltd, Hewlett-Packard Singapore Pte Ltd, Compaq Holdings Pte Ltd, Compaq Ventures Pte Ltd, Noel Gifts International Limited and the Singapore Economic Development Board.

Mr Chan holds a Bachelor of Science (Physics) from the University of Singapore, and a Diploma in Marketing from The Chartered Institute of Marketing (UK). He also attended the Advanced Management Programme at the University of Hawaii. He is a member of The Chartered Institute of Marketing (UK), Marketing Institute of Singapore and Singapore Institute of Directors, and a Senior Member of the Singapore Computer Society.



Chua Sock Koong

Ms Chua, 49, is an executive and non-independent Director of SingTel. She was appointed a Director on 12 October 2006 and Group CEO on 1 April 2007.

Ms Chua joined SingTel in June 1989 as Treasurer. In April 1999, she was appointed Chief Financial Officer ("CFO"), a position she held till February 2006 when she assumed the positions of Group CFO and CEO (International). She was appointed Deputy Group CEO on 12 October 2006.

Ms Chua sits on the boards of Bharti Airtel Limited, Bharti Telecom Limited, JTC Corporation and key subsidiaries of the SingTel Group. She is also a member of the Council on Corporate Disclosure and Governance.

Ms Chua holds a Bachelor of Accountancy (First Class Honours) from the University of Singapore. She is a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore and a CFA charterholder.



Heng Swee Keat

Mr Heng, 46, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 July 2005.

Mr Heng is the Managing Director of the Monetary Authority of Singapore. He is also Chairman of The Institute of Banking & Finance.

Mr Heng has served in various government departments. He joined the Singapore Administrative Service in 1997 and was appointed Principal Private Secretary to the Senior Minister from 1997 to 2000. He was appointed Deputy Secretary at the Ministry of Trade and Industry in 2000 and CEO of the Trade Development Board in 2001. He was Permanent Secretary at the Ministry of Trade and Industry from November 2001 to April 2005.

Mr Heng was conferred the Public Administration Medal (Gold) at the Singapore National Day Awards 2001. He holds a Bachelor of Arts from the University of Cambridge, UK, and a Master of Public Administration from Harvard University, USA.



Simon Israel

Mr Israel, 54, is a non-executive and non-independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 July 2005.

Mr Israel is Chairman of the Singapore Tourism Board, and an Executive Director of Temasek Holdings (Private) Limited. He is also a Director of Asia Financial Holdings Pte. Ltd., Neptune Orient Lines Limited and Fraser and Neave Limited.

Mr Israel was Chairman, Asia Pacific of Danone Asia, and a member of the Executive Committee of Group Danone before stepping down in June 2006. He held various positions in Sara Lee Corporation in the Asia Pacific region, including Country Manager/Zone Manager for Indonesia, the Philippines, the South Pacific and Thailand from 1974 to 1991, before becoming President (Household & Personal Care), Asia Pacific, from 1992 to 1996.

Mr Israel is a former Director of Britannia Industries Ltd, Danone Asia Pte Ltd, Danone Food & Beverages India Pvt Ltd, Frucor Beverages Group Limited, Griffins Foods Pte Ltd, Hangzhou Wahaha Food Co. Ltd., PT Tirta Investama, Wuhan Dongda Brewery Co. Ltd, Wuhan Euro Dongxibu Brewery Co. Ltd, Wuhan Xingyingge Brewery Co. Ltd, Yakult Honsha Co., Ltd. and Yeo Hiap Seng Ltd.

Mr Israel holds a Diploma in Business Studies from The University of the South Pacific.



Professor Tommy Koh

Professor Koh, 69, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 July 2005.

Professor Koh is one of Singapore's senior diplomats. He is an Ambassador-at-Large at the Ministry of Foreign Affairs, Chairman of the Institute of Policy Studies and the National Heritage Board, and a Director of The Esplanade Co. Ltd. He is on secondment from the National University of Singapore.

Over the course of his career, Professor Koh has served as Dean, Faculty of Law, at the National University of Singapore, Singapore's Permanent Representative to the United Nations and Singapore's Ambassador to USA. He was the founding Chairman of the National Arts Council and the founding Executive Director of the Asia-Europe Foundation.

He was also Singapore's Chief Negotiator for the USA-Singapore Free Trade Agreement. Professor Koh has served as the United Nations' Special Envoy to Russia, Estonia, Latvia and Lithuania. He was also Singapore's Agent in a dispute between Singapore and Malaysia over Singapore's land reclamation in the Straits of Johor, which was settled amicably. Professor Koh is a former Director of DBS Group Holdings Ltd.

In recognition of his contributions, Professor Koh has received awards from the Governments of Singapore, Chile, France, Finland, Luxembourg, Netherlands, Spain and USA. He has also received academic awards from universities around the world.

Professor Koh holds a Bachelor of Laws (First Class Honours) from the National University of Singapore, Master of Laws from Harvard University, USA, a post-graduate Diploma in Criminology from the University of Cambridge, UK, and Honorary Degrees of Doctor of Laws from Yale University, USA, and Monash University, Australia.

Board of Directors



Lee Hsien Yang

Mr Lee, 49, stepped down as an executive and non-independent Director of SingTel with effect from 1 April 2007. He was appointed a Director on 1 May 1995 and was last re-elected on 28 July 2006.

Mr Lee joined SingTel in April 1994 as Executive Vice President ("EVP") of Local Services and served as its CEO since May 1995. Mr Lee stepped down as Group CEO with effect from 1 April 2007.

He is Chairman of the Board of Governors of Republic Polytechnic, a member of the Governing Board of the Lee Kuan Yew School of Public Policy, and a Director of Singapore Post Limited, Singapore Exchange Limited and INSEAD, France.

Mr Lee is the former Chairman of the Board of Singapore Science Centre, and a former Director of MediaCorp Press Limited and the Land Transport Authority.

Mr Lee is a graduate of the University of Cambridge, UK, and has a Master of Science (Management) from Stanford University, USA.



John Powell Morschel

Mr Morschel, 64, is a non-executive and independent Director of SingTel. He was appointed a Director on 14 September 2001 and was last re-elected on 29 July 2004.

Mr Morschel is Chairman of Rinker Group Limited, and a non-executive Director of ANZ Banking Group Limited and Tenix Pty. Ltd. Prior to his present appointment, he was an Executive Director and then Managing Director and Chief Executive of Lend Lease Corporation Limited.

Mr Morschel was Chairman of CSR Limited and Leighton Holdings Limited. He is also a former Director of Westpac Banking Corporation, Rio Tinto plc and Rio Tinto Limited.

Mr Morschel holds a Diploma in Quantity Surveying from The University of New South Wales. He is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Management.



Kaikhushru Shiavax Nargolwala

Mr Nargolwala, 57, is a non-executive and independent Director of SingTel. He was appointed a Director on 29 September 2006.

Mr Nargolwala is a Group Executive Director of Standard Chartered PLC. He is based in Singapore and is responsible for the group's Risk, Special Assets Management and Asia Franchise. Prior to that, he was Group Executive Vice President and Head of Asia Wholesale Banking Group for Bank of America, headquartered in Hong Kong. Mr Nargolwala is also a non-executive Director of Tate & Lyle PLC and Visa International Service Association, Asia Pacific region.

Mr Nargolwala holds a Bachelor of Arts (Economics) (First Class Honours) from the University of Delhi. He is a Fellow of The Institute of Chartered Accountants in England & Wales.



Deepak S Parekh

Mr Parekh, 62, is a non-executive and independent Director of SingTel. He was appointed a Director on 31 May 2004 and was last re-elected on 29 July 2004.

Mr Parekh is Chairman of Housing Development Finance Corporation Limited ("HDFC") in India. He joined HDFC in 1978 and was its Managing Director from 1985 until he assumed his present office in 1993.

Mr Parekh is the non-executive Chairman of GlaxoSmithKline Pharmaceuticals Ltd (formerly known as Glaxo India Ltd), HDFC Asset Management Company Ltd, HDFC Chubb General Insurance Company Ltd, HDFC Standard Life Insurance Company Ltd, Siemens Ltd. and Infrastructure Development Finance Company Ltd. He sits on the Boards of Castrol BP India, Hindustan Lever, Indian Hotels Company and Mahindra & Mahindra.

Mr Parekh is a former Director of ICI India Ltd, National Housing Bank, National Thermal Power Corporation Ltd and The Dharamsi Morarji Chemical Company Limited. He has been a member of various committees set up by the Government of India to examine policy issues, the most recent being the three-member Investment Commission Committee.

Mr Parekh has received several awards, including the Padma Bhushan from the Government of India in 2006, the Businessman of the Year 1996 from Business India and the JRD Tata Corporate Leadership Award from the All India Management Association. He was also the first recipient of the Qimpro Platinum Award for Quality for his contributions to the services sector and the youngest recipient of the prestigious Corporate Award for Life Time Achievement from the Economic Times.

Mr Parekh holds a Bachelor of Commerce from Sydenham College of Commerce & Economics, Mumbai. He is a Chartered Accountant and a member of The Institute of Chartered Accountants in England & Wales.



Nicky Tan Ng Kuang

Mr Tan, 48, is a non-executive and independent Director of SingTel. He was appointed a Director on 12 March 2002 and was last re-elected on 29 July 2005.

Mr Tan currently manages nTan Corporate Advisory Pte Ltd, a boutique firm specialising in corporate finance and corporate restructuring. He is also a Director of Fraser and Neave Limited.

Mr Tan was a Partner and Head of Global Corporate Finance at Arthur Andersen, Singapore and ASEAN region from 1999 to 2001. Prior to that, he was a Partner and Head of Financial Advisory Services at Price Waterhouse, Singapore and Chairman of Financial Advisory Services at PricewaterhouseCoopers, Asia Pacific region. He was engaged in audit work from 1978 to 1988.

Mr Tan is a Chartered Accountant and a member of The Institute of Chartered Accountants in England & Wales. He is also a Certified Public Accountant and a member of the Institute of Certified Public Accountants of Singapore.

Senior Management



Left to right:
Chua Sock Koong,
Francis Heng Hang Song,
Allen Lew Yoong Keong,
Lim Chuan Poh,
Lim Eng,
Ng Yoke Weng,
Paul O'Sullivan.

Chua Sock Koong
Group Chief Executive Officer, SingTel

Ms Chua, 49, was appointed Group CEO of SingTel on 1 April 2007. She oversees SingTel's three key businesses – Singapore, Australia and International. Prior to this, she was Deputy Group CEO from October 2006 to March 2007. Ms Chua joined SingTel in June 1989 as Treasurer. In April 1999, she was promoted to CFO and was responsible for the Group's financial functions, including treasury, tax, insurance, risk management and capital management. In addition, she managed a diverse range of portfolios – from corporate development, company secretariat and legal to corporate communications and investor relations. In February 2006, Ms Chua was appointed Group CFO and CEO (International) with responsibilities for the key drivers of SingTel's international business – Strategic Investments and NCS, SingTel's IT business arm, besides overseeing Group Information Systems and SingTel's regional associates. Ms Chua is an executive Director of SingTel and a Board Member of Bharti Airtel Limited and JTC Corporation. She is also a member of the Council on Corporate Disclosure and Governance. Ms Chua holds a Bachelor of Accountancy (First Class Honours) from the University of Singapore and is a Certified Public Accountant and a CFA charterholder.

Francis Heng Hang Song
Group Chief Financial Officer, SingTel

Mr Heng, 47, joined SingTel in March 2007 as Group CFO. He is responsible for SingTel's financial and corporate affairs functions, including corporate finance, tax, treasury, corporate communications and investor relations. Mr Heng has strong hands-on corporate and financial experience, having worked in various conglomerates. Before joining SingTel, he was CFO of Singapore Technologies Engineering Ltd. He has previously worked for leading international business conglomerates, and banking and financial institutions, including Jardine Matheson Limited, Tetra Laval, JPMorgan and the Monetary Authority of Singapore, where he was based locally and in New York, London, Switzerland and Hong Kong. Mr Heng graduated with a Bachelor of Business Administration from the National University of Singapore.

Allen Lew Yoong Keong
Chief Executive Officer (Singapore), SingTel

Mr Lew, 52, was appointed CEO (Singapore) in February 2006 with responsibility for the performance and operations of SingTel's business in Singapore. Mr Lew began his career with the SingTel Group in November 1980. He has served in various senior management positions, including Chief Operating Officer of Advanced Info Service Public Company Limited – SingTel's associate in Thailand, Chief Operating Officer of Singapore Telecom International Pte Ltd and Managing Director of Optus Consumer. Mr Lew holds a Bachelor of Electrical Engineering from The University of Western Australia, and a Master of Science (Management) from the Massachusetts Institute of Technology, USA.



Lim Chuan Poh
Chief Executive Officer (International), SingTel

Mr Lim, 52, joined SingTel in October 1998. He was appointed EVP (Strategic Investments) in February 2006. In October 2006, Mr Lim assumed the position of CEO (International). He is responsible for SingTel's regional associates and supports the growth objectives of SingTel's business groups through strategic investments in the region. Mr Lim has held various senior appointments, including EVP (Consumer Business) and EVP (Corporate Business) and was CEO of SingTel Mobile between April 2004 and February 2006. He is also Chairman of Bridge Mobile Pte Ltd. Mr Lim has extensive managerial experience in the public sector and was Deputy Secretary at the Ministry of Communications prior to joining SingTel. He holds a Bachelor of Engineering Science (Honours) from Balliol College, University of Oxford, UK, and a Master in Public Health Engineering from the Imperial College of Science and Technology, University of London.

Lim Eng
Group Director (Human Resource), SingTel

Mr Lim, 51, joined SingTel in September 1980. He was appointed Group Director (Human Resource) in September 2003 and oversees the development of human resource across the SingTel Group, including NCS and Optus. Prior to his current appointment, Mr Lim had key responsibilities for Corporate Products and the General Business Group. He was also President of New Century Infocomm Tech Co., Ltd., SingTel's associate in Taiwan. Mr Lim holds a Bachelor of Engineering (Electrical) from the University of Singapore. He has a Master of Science (Management) from the Massachusetts Institute of Technology, USA.

Ng Yoke Weng
Group Chief Information Officer, SingTel

Mr Ng, 51, joined SingTel in May 1997 as Chief Information Officer. He was re-designated Group Chief Information Officer in 2003 following the integration of IT operations for SingTel's Singapore and Australian (Optus) businesses. Mr Ng leads and oversees the planning, development and operations of the IT infrastructure and information systems to ensure quality service delivery and operational efficiency. With effect from 1 April 2007, he is also covering the Group Chief Technology Officer role, responsible for driving long-term technology strategy, synergies and benchmarking. Mr Ng holds a Bachelor of Electrical Engineering (First Class Honours) from the University of Canterbury, New Zealand.

Paul O'Sullivan
Chief Executive Officer, SingTel Optus

Mr O'Sullivan, 46, was appointed Chief Executive in September 2004. He is responsible for all aspects of the performance and operations of Optus in Australia. Prior to his current appointment, he served as Chief Operating Officer for three years, following the acquisition of Optus by SingTel in 2001. Mr O'Sullivan joined Optus as Retail Marketplace Manager in its Business Division in 1996 and became Managing Director of its Mobile Division in 1998. Before Optus, he spent 11 years in various management roles with the Royal Dutch Shell Group. Mr O'Sullivan holds a Bachelor of Arts (Moderatorship) in Economics (First Class) from Trinity College, The University of Dublin and is a graduate of the Harvard Business School's Advanced Management Programme.

Organisation Structure

GROUP CHIEF EXECUTIVE OFFICER

Chief Executive Officer (Singapore)	Chief Executive Officer (Optus)	Chief Executive Officer (International)	Group Chief Financial Officer	Group Director (Human Resource)
• Business • Consumer • NCS • Networks* • SingTel Global Offices • Support Units* • Wholesale	• Optus Business • Optus Consumer • Optus Small and Medium Business • Optus Wholesale and Satellite • Networks* • Virgin Mobile Australia • Products and Delivery • Support Units*	• Business Management • Mergers and Acquisitions • Regional Operations • SingTel Group Innovations	• Finance • Corporate Affairs - Corporate Communications - Investor Relations - Tax Planning and Compliance - Treasury	

Business
The Business group serves SingTel's domestic and overseas corporate customers with a full range of cost-effective telecommunications services and customised end-to-end solutions, including voice, data, Internet and infocomm technology ("ICT") solutions. On the global front, through innovative services and collaboration with key partners, it is committed to bringing the best of global communications to customers in Asia Pacific and beyond.

Consumer
The Consumer group leads the charge in the consumer sector in Singapore, harnessing converged technologies to deliver a complete and integrated suite of services, including mobile, broadband and fixed-line solutions. It helps to drive SingTel's role as a key player in the Infocomm Development Authority's iN2015 initiative to manage a Wireless Fidelity ("WiFi") network with the potential to provide personalised services to the northern parts of Singapore.

NCS
As the region's leading IT and communications engineering services provider, NCS leverages its unrivalled expertise to provide superior consulting, development, systems integration, outsourcing and infrastructure management services and solutions.

Networks
The Networks group forms the spine of technology selection, engineering development and operation of the national mobile, broadband and fixed-line telecommunications networks in Singapore.

SingTel Global Offices
An extensive network of 38 SingTel Global Offices – strategically located in 19 countries and territories across Asia, Middle East, Europe and North America – provides unparalleled reach and high quality, seamless services to customers worldwide.

Support Units
These specialised units play a back-end but pivotal role in supporting critical functions, including corporate communications, finance, human resource, information systems as well as regulatory and interconnect strategy.

Wholesale
SingTel's Wholesale unit is internationally recognised as one of Asia Pacific's leading suppliers of IP Transit, local and international leased circuits, submarine cable backhaul and high quality voice termination to local and global service providers as well as other international carriers.

Optus Business
Optus Business empowers organisations through the smart application of information, communication and technology. By forging ahead in innovation, Optus Business helps its customers stay ahead of the competition. Mobile, ICT and IP are the key drivers for Optus Business for the next 12 months.

Optus Consumer
Optus Consumer is Optus' largest division with over 4,000 employees working across Australia. It constantly breaks new ground with revolutionary entertainment and communications services, including local and long distance telephony, high-speed Internet access, mobile, wireless and Optus Television. Optus Consumer adopts a clear and single-minded focus on delivering superior products and services to suit all customer needs, and offers customers a differentiated experience that is second to none.

Optus Small and Medium Business
Optus Small and Medium Business ("SMB") caters to the needs of Australia's small and medium-sized businesses through the delivery of tailored products, services, sales channels and specialised customer care. Landmark technologies from Optus SMB, such as affordable broadband, 3G high-speed mobile data networks and Internet-based applications, enable these businesses to enhance efficiency and create market differentiation.

Optus Wholesale and Satellite
Optus Wholesale partners customers to offer synergistic and dynamic telecommunications solutions in Australia and the region. With state-of-the-art technology and infrastructure, Optus Wholesale collaborates with forward-looking businesses to deliver next-generation solutions, such as ADSL2+ telephony and broadband. It is the only telecommunications provider to offer 3G services to wholesale providers. Optus is Australia's specialist satellite operator, delivering unrivalled subscription television and rural communications services.

Networks
The Optus Networks group provides the technologies to reach our customers across Australia, such as 3G mobile, IP telephony and Digital Subscriber Line ("DSL") services. Optus' large, reliable and robust network enables customers to enjoy powerful yet accessible and simple technologies.


AUDIT COMMITTEE
Group
Chief Information Officer
Group
Chief Technology Officer
Group
Chief Strategy Officer
General Counsel/
Company Secretary
Vice President
(Audit)

* These functions dual report to the respective Group Functional Heads.

Virgin Mobile Australia
Virgin Mobile Australia and SIMplus are Optus Group companies. Virgin Mobile Australia brought a new hip dimension to the Australian telecommunications market when it was launched in October 2000. Its trendy products and friendly service, coupled with Optus' extensive network, guarantee a fantastic customer experience right across Australia. SIMplus delivers a hassle-free and user-friendly mobile phone solution for consumers who desire great value for money and controlled mobile plans.

Products and Delivery
Optus' inventive line of products and services originate from Products and Delivery. With a pool of creative talent, it formulates imaginative solutions for Optus' mobile and fixed-line products in the mass market segments.

Support Units
These specialised groups support the many critical functions across Optus. These groups include corporate and regulatory affairs that incorporates government affairs, legal, and regulatory and interconnect, along with corporate finance, human resource, IT, and strategy and corporate development.

Business Management
The Business Management unit steers the development of SingTel's joint ventures by crafting and executing strategic and business plans. It engages the joint ventures and associates and monitors their financial performance.

Mergers and Acquisitions
The Mergers and Acquisitions unit ensures that all mergers and acquisitions are executed with due diligence – from pricing negotiations and shareholder agreement to completion of the deals.

Regional Operations
The Regional Operations unit bolsters the performance of SingTel's joint ventures and associates by developing regional programmes and initiatives in the areas of market and product strategy, pricing, network reviews and business solutions.

SingTel Group Innovations
The SingTel Group Innovations unit promotes a culture of innovation within SingTel, and harnesses the creativity and imagination of staff for the benefit of the Group.

Finance and Corporate Affairs
The Finance and Corporate Affairs group manages all financial matters and helps to formulate and execute the Group's overall strategies and policies. It drives accountability and transparency by pursuing high standards of corporate governance which are critical to maintaining investors' trust and confidence in SingTel. It also provides critical support to the Group in corporate communications, investor and media relations, financial structure, treasury and tax planning.

Human Resource
Human Resource builds the Group's most valuable resource – our people – by formulating and implementing progressive and competitive human resource policies and practices.

Information Systems
The Information Systems unit supports the Group's business with quality IT solutions.

Technology
The Technology group manages the evaluation and selection of new and innovative technology that will have medium and long-term impact on the Group's fixed and wireless infrastructure.

Strategy and Corporate Development
The Strategy and Corporate Development unit works very closely with the CEOs to develop the Group's strategy, providing independent analysis and counsel on issues of strategic importance. It facilitates strategic and business planning across the various business units within the Group.

Legal and Secretariat
The Legal and Secretariat unit manages legal risks within the Group and ensures compliance with Singapore and Australia stock exchange requirements. It provides corporate secretarial services to the Group and the Board.

Audit
The Audit unit assists the Board in promoting sound risk management and good corporate governance through assessing the adequacy and effectiveness of internal controls relating to the Group's key business and operational processes. It provides advisory and internal consulting services to Management to enhance internal controls, risk management and governance processes.

Awards and Accolades

SingTel

Annual Community Chest Awards
- Corporate Platinum Award
- Five-Year Outstanding Corporate Award
- Special Events Platinum Award

Asian MobileNews Awards
Asian Mobile Operator of the Year 2006
- Asia Mobile Operator of the Year for 3rd consecutive year
- Mobile Operator of the Year, Singapore
- Mobile Operator CEO of the Year – Lim Chuan Poh (SingTel Mobile)
- Best Customer Retention Mobile Operator

Australian Telecom Magazine
Australian Telecom Awards 2006
- Best International Carrier

Computerworld Awards 2006
- Best Managed Connectivity Services

Corporate Reputation Survey 2006
- Best Reputation in Mobile Phone Sector in Singapore

DP Information Network
Singapore 1000 Awards 2007
- Net Profit Excellence Award by Industry (Communications/Transport/Storage)

Frost & Sullivan
Asia Pacific ICT Awards 2006
- Service Provider of the Year for 3rd consecutive year

Health Promotion Board
- Singapore HEALTH Award (Silver)

Hitwise Online Performance Annual Awards 2007
- Most Popular Site for 'Shopping & Classifieds – Appliances & Electronics' category: SingTelshop.com

IR Magazine
South East Asia Investor Relations Conference & Awards 2006
- Grand Prix for Best Overall Investor Relations for 3rd consecutive year
- Best Investor Relations by CEO or Chairman: Lee Hsien Yang for 2nd consecutive year
- Best Investor Relations Officer: Gavin Hurle for 2nd consecutive year
- Best Corporate Governance for 3rd consecutive year

Securities Investors Association (Singapore)
Investors' Choice Awards 2006
- Excellence Award and inducted into Hall of Fame for achieving high Corporate Governance standards for three consecutive years (2003 – 2005)
- Excellence Award for Transparency and inducted into Hall of Fame for having won the Golden Circle Award for three consecutive years (2003 – 2005)
- Friend of SIAS memento to Lee Hsien Yang in appreciation of his outstanding contributions to SingTel's shareholders

Singapore Brand Award 2006
- Most Valuable Brand

The Best of Asia – Corporate Governance Asia Recognition Awards 2006

The Wall Street Journal Asia
Asia 200
- Asia's Most Admired Company – 2nd Overall in Singapore

NCS

Health Promotion Board
- Singapore HEALTH Award (Gold)

Managing Information Strategies (MIS) Magazine
- Asia Pacific Top 10 IT Vendors, 2006

Microsoft
- Microsoft Gold Certified Partner

Ministry of Manpower
- Work-life Achiever Award

NCS Suzhou
- CMMI (Capability Maturity Model Integration) Level 5 Certification

Oracle
- Partner of the Year 2006 – System Integrator

Optus

Australian Direct Marketing Awards
- Best in Class – Data-Driven Marketing ('Swoon' Mobile Re-contracting)
- Best in Class – Effectiveness ('Golden' Telephony Campaign)
- Best in Class – Integrated Campaign ('Shoot Your Animal' Campaign)

Australian Telecom Magazine
Australian Telecom Awards 2006
- Best Business Solutions Provider
- Best Advertising Campaign: Optus Zoo series
- Chief Executive of the Year: Paul O'Sullivan
- Best Telecommunications Company of the Year

Money Magazine
Money Magazine Plan Awards
Gold
- Best Mobile Plan – Medium Usage Plus 2G Handset (Optus Prepaid Mobile, Free Chat & Text)
- Best-Priced Cable Broadband Plans (Optus Advantage, 24 months)
- Best-Priced ADSL High-Speed Broadband Plans (Optus Advantage, 24 months)
- Best Low-User Plans – BYO (Virgin Mobile Bean Counter)

Second Place
- Best-Priced Cable Broadband Plans (Optus Advantage, 12 months)
- Best Medium-User Plans – BYO (Virgin Mobile)

Third Place
- Best-Priced Cable Broadband Plans (Optus Power, 24 months)
- Best-Priced ADSL High-Speed Broadband Plans (Optus Advantage, 12 months)
- Best Low-User Plans – BYO (SIMplus Mobile ISIM Prepaid)
- Best Medium-User Plans – BYO (Virgin Mobile Bean Counter)


INVESTORS' CHOICE AWARDS
Presented to
Singapore Telecommunications Ltd
EXCELLENCE AWARD
SINGAPORE CORPORATE GOVERNANCE AWARD 2006
EXCELLENCE AWARD

Operating and Financial Review

Contents


SingTel

Overview

SingTel is Asia's leading communications group with operations and investments in more than 20 countries and territories.The Group provides services and solutions in fixed, mobile and data communications, Internet, IT and consultancy, and satellite. Its other businesses include subscription television and the sale of telecommunications equipment.

Australia is a major market for SingTel. We were listed on the Australian Stock Exchange ("ASX") in September 2001 when we acquired Optus, the second largest communications provider in Australia.

We are aggressively growing our reach in Asia and have stakes in major regional communications companies, including AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia.

Incorporated in March 1992, SingTel became a public company in October 1993. The following month, SingTel was listed on the Singapore Exchange ("SGX"). Today, we are the largest company listed on the SGX with a market capitalisation of S$52 billion (US$33 billion) as at 31 March 2007.

SingTel is majority owned by Temasek Holdings (Private) Limited, which holds 56.1 per cent of SingTel's issued share capital. The rest of the shares are owned by the public.

SingTel Group Structure

SingTel

- **Major Subsidiaries**
  - **Singapore**
    - NCS Pte. Ltd. ("NCS")
    - Singapore Telecom Mobile Pte Ltd ("SingTel Mobile")
    - SingNet Pte Ltd ("SingNet")
    - Telecom Equipment Pte Ltd ("Telecom Equipment")
  - **Overseas**
    - SingTel Optus Pty Limited ("Optus")
- **Major Associates and Joint Ventures**
  - **Singapore**
    - Singapore Post Limited ("SingPost")
  - **Overseas**
    - Advanced Info Service Public Company Limited ("AIS")
    - Bharti Airtel Limited ("Bharti")
    - Globe Telecom, Inc. ("Globe")
    - Pacific Bangladesh Telecom Limited ("Pacific Bangladesh Telecom")
    - PT Telekomunikasi Selular ("Telkomsel")
    - New Century Infocomm Tech Co., Ltd. ("NCIC")
    - Southern Cross Cable Holdings Limited ("Southern Cross")

Setting the Pace

Transforming Lifestyles





SingTel enables next-generation communications.

We do more than deliver communications products and services. We pioneer revolutionary solutions that enhance and shape the way people live, work and play. Through relentless innovation, SingTel seeks new segments of growth and paves the way for next-generation communications.


Business in Singapore

Leading the Way in Singapore

Our Singapore business grew in an extremely competitive environment. We maintained our market leadership in broadband and mobile. Our market share reflects our reliability, innovativeness, customer-focused mindset as well as strong brand recognition.

As at 31 March 2007, our mobile subscriber base increased nearly 10 per cent year-on-year to hit an all-time high of 1.82 million. The rise is impressive in the highly saturated mobile market that has a 107 per cent penetration rate. The number of 3G subscribers also grew more than three times to 466,000.

In broadband, our customer base grew almost 20 per cent to 421,000 lines. Responding to market needs, we introduced our highly successful 'no-frills' plans, which offer lower monthly subscription rates as they are not bundled with gifts. In the fixed-line market, we remain the leader with 96 per cent of market share.

Of notable mention was the high take-up rate for our innovative communications solution – Generation mio. As at 31 March 2007 and within three months of its launch, 14,000 customers had signed up for the service, exceeding our expectations.

In IT and engineering services, NCS is well placed to maintain its leadership position as Singapore's number one IT services provider in each of the government, healthcare, transportation and communications sectors. NCS is also ranked as the Singapore Government's top IT services provider for the third consecutive year.



NCS' government IT business, ranked by Gartner as the fifth largest in Asia, remains one of its key revenue contributors. Leveraging its core expertise in e-Government, NCS successfully secured a number of major contracts with the Singapore Government during the year. Key wins included a S$60 million contract with the Infocomm Development Authority ("IDA") to provide application and eService hosting services under the Service Wide Hosting Environment. Other contracts were signed with the Ministry of Home Affairs, Ministry of Defence, Singapore Sports Council and Civil Aviation Authority of Singapore.

Transforming Homes into Digital Playgrounds

In January 2007, Singaporeans were introduced to a dramatically new concept in telecommunications with the launch of Generation mio. The mio box transforms the phone line in every home into an integrated super highway. It connects separate communications devices and enables customers to enjoy value-for-money bundled fixed-line, mobile and broadband communications services. Generation mio also paves the way for a suite of next-generation services, such as interactive television and home monitoring solutions via telephone lines.

In July and August 2006, residents at two condominiums were able to experience free unlimited high-speed Internet access during a six-month trial for Fibre-to-the-Home and residential Metro Ethernet technology. The trial, the first of its kind in Singapore, tested the delivery of voice, video and data services via broadband at ultra-fast speeds of up to 80Mbps.


never be
the same again."

World-Class Wireless and Mobile Solutions

In October 2006, our proposal to provide WiFi services to the northern parts of Singapore was accepted by IDA under its nationwide Wireless@SG project. The expansion of wireless hotspots to around 2,000 by the third quarter of 2007 will boost mobility for users. They will be able to surf the Internet as well as receive and send email remotely.

Customers can also access offers and information that are relevant and timely through contextual advertising and other location-based services. Such services play to SingTel's strengths of a large customer base, extensive networks and strong business partnerships. As at 31 March 2007, 217,000 Wireless@SG customers had signed up with SingTel, of which 63,000 were non-subscribers of SingNet's residential broadband service.

We also introduced new value-added services, such as unlimited mobile Voice over Internet Protocol ("VoIP") calls for a fixed monthly fee.

SingTel was the first telecommunications company to roll out free Broadband on Mobile services in November 2006. The service uses next-generation mobile technology to offer users download speeds of up to 3.6Mbps, nine times faster than 3G, on their mobile devices. First made available as a trial along the Orchard Road shopping belt, Broadband on Mobile was launched in the Central Business District and will be offered islandwide later this year. Our customers will be able to move between the Wireless@SG hotspots and Broadband on Mobile coverage areas and enjoy Internet surfing, video streaming, music downloads and email access anywhere, anytime.

Business Communications Made Easy

Challenges faced by enterprises in the 21st century revolve around a global marketplace and a need for speed and efficiency. Businesses in Singapore appreciate the comprehensive suite of services and the unparalleled coverage that SingTel offers. This is evident from key accounts – both new and renewed accounts – that we have secured during the year, including Freescale and Philips.

The '360' suite is SingTel's holistic and comprehensive response to dynamic communications needs. Launched in March 2007, the '360' suite offers end-to-end solutions that help companies streamline their operations and optimise their performance. In support of entrepreneurship, Office360 caters to small and medium-sized enterprises (SMEs) while Enterprise360 caters to larger organisations. Office360 combines unlimited local calls on mobile and fixed-lines with free broadband access, email and web hosting services at one affordable rate.

Our efforts to simplify communications solutions for enterprises are not new. In October 2000, we launched an integrated voice, data and video solution on a converged IP platform for business customers. Named Meg@POP, the service offers customers a convenient and affordable way to marry their voice and data communications needs in a single solution.

Meg@POP paved the way for an option of high-speed broadband Internet service using Ethernet connectivity. In September 2006, SingTel introduced Ethernet-Lite, a commercial high-speed broadband service based on shared bandwidth at a fraction of existing prices.

With the potential cost savings offered by Ethernet, global companies welcomed SingTel's introduction of ConnectPlus Ethernet-Virtual Private Network ("VPN") in August 2006. The service, which is scalable and cost effective, offers customers any-to-any connectivity between two or more countries.

In November 2006, SingTel became the first in Singapore to launch a commercial VoIP service that is fully interconnected to the fixed-line and mobile services of all local telecommunications operators. Businesses, and even employees travelling overseas, can make and receive unlimited free calls within their organisation by using a simple device or software on their personal computers and laptops.

During the year, SingTel hosted and supported the first and largest financial business emergency exercise in Singapore, involving more than 100 banks, financial institutions, payment and infrastructure providers, as well as SGX. Singapore is the only financial centre outside London to conduct a market-wide exercise of such scale. The successful simulation exercise demonstrated our capability in providing reliable services, including broadband and managed services.

Engaging Customers

Enhancing customer service is an ongoing commitment at SingTel. In November 2006, we unveiled our new flagship *hello!* Shop at Comcentre, a store designed for optimum interactivity. Customers can browse and discover products and services at Do-It-Yourself counters and intuitive touch-screen displays.

Business customers also have access to personalised service at the exclusive Business Solutions Centre ("BSC") at Comcentre. The Centre showcases communications solutions that are tailored to specific industries, both for SMEs and larger organisations. At BSC, customers can be inspired by demonstrations of SingTel's services, including IP telephony, Meg@POP and eSurveillance, and gain insights into how SingTel's integrated and practical applications can help meet their needs and transform their enterprises.

360 JUST WHAT YOUR BUSINESS NEEDS



Opposite page, top: Generation mio paves the way for a suite of next-generation services.

Above: Businesses can rest easy, with their communications needs well taken care of by SingTel's '360'.



Business in Australia

Strengthening our Position in Australia

Our Australian arm, Optus, achieved an excellent performance in a very challenging market. The company strengthened its position as the challenger and provider of choice in Australian telecommunications by investing significantly in its network and pioneering innovative products and services.

The essence of Optus is competition – and it holds true to the principles which are at the core of that approach.

Optus defended its market position by increasing its mobile subscriber base to 6.74 million as at 31 March 2007, up 3.9 per cent from a year ago. Optus achieved good take-up of its 3G services with 445,000 customers. The number of business mobile subscribers rose 10 per cent year-on-year.

As at 31 March 2007, Optus had a total of 781,000 broadband customers (including business-grade customers), an increase of 38 per cent from a year ago.

Optus continues to challenge and push for sustainable growth by leading the market in innovation: providing new ways to use technology coupled with better service and convenience.



Shaping the Telecommunications Landscape

Optus has spent much of the year investing in state-of-the-art infrastructure, including the IP core, and continued to focus on upgrading customer care systems to enhance its customers' experience.

Throughout the year, Optus rolled out its Unbundled Local Loop network, bringing competitive, high-speed broadband services to more customers. As at 31 March 2007, Optus had 270 ADSL2+ enabled exchanges throughout the country and 93,000 subscribers provisioned with services on the network. Optus continues with its network rollout.

In October 2006, Optus launched the D1 satellite, the first of the latest generation of D-series satellites. The launch reaffirmed Optus' position as Australia's premium supplier of satellite services. D1 provides fixed communications and direct television broadcast services to Australia and New Zealand. The launch was also viewed by the lucky winners of the Optus Space Ace competition – an education programme designed to promote science, space and technology to thousands of school students across Australia. Optus' D2 satellite is expected to be launched later this year and a third D-series satellite is set to be delivered in 2009.

In January 2007, Optus announced plans to extend its 3G network footprint. The new network will reach 96 per cent of the Australian population, replicating the coverage of Optus' existing national 2G mobile network which covers over 650,000 square kilometres of Australia's landmass.


HE 'yes' SHO



Up to A$800 million will be invested in the network to be built and owned exclusively by Optus. This move signalled a new era of competition in 3G services nationally because people living anywhere in the extended footprint will be able to receive high-speed mobile data services delivered over the Optus 3G network – and have a choice of carriers for third-generation mobile.

In line with this move, Optus will be delivering data services to its mobile network using High Speed Downlink Packet Access ("HSDPA"). This rollout will enable Optus to provide additional leading-edge products and services and offer consumers greater choice.

In January 2007, Optus launched 3G mobile in the wholesale market, complementing its two existing wholesale products – Video Calling and Optus Wireless Connect. The offering further sets Optus apart from its competitors, making it the only wholesale provider in Australia that is able to deliver voice, mobile, broadband and satellite services.

Blending Creativity with Functionality

Optus excels where a level playing field for competition exists – examples include its leadership in prepaid mobile, its innovative marketing for 3G mobile and its aggressive push into the business mobile market.

In October 2006, Optus launched a new A$40 recharge on its Turbocharge prepaid mobile plan giving Optus customers up to five times more value. Optus Turbocharge provides a range of prepaid cap plans of between A$30 and A$50, with no bills, long-term contracts or monthly commitments. Customers simply need to top up their mobile credit.

In January 2007, Optus collaborated with MTV and Sony Ericsson on the OPTUS ONE80PROJECT – a national competition to inspire writers, directors and producers to create a three-minute pilot and script for a drama for mobile, television and the Internet. MTV will produce and develop the pilot into a full-length drama that will be shown on MTV in the second half of 2007.

Optus customers enjoyed better content and innovative applications through Optus myZoo as the company continued to partner with leading brands such as Google, ninemsn, Disney and Fairfax Digital.

Announced in September 2006, an innovative collaboration with Google allows Optus mobile customers to access Google on the Optus Zoo homepage and conduct a Google search just like they would on a personal computer.

Optus and Disney also partnered to launch the Disney Connection on the Optus broadband portal. The interactive broadband service offers children and families a broad range of multimedia Disney entertainment and learning activities.

Growing the Optus Brand

Optus Business and Optus' wholly-owned subsidiaries, Alphawest and Uecomm, continued to build on their brand names and reputation by winning major contracts and re-contracting existing customers throughout the year. Among them were Medicare Australia, Qantas Airways Limited and American Express International.

Optus SMB announced in November 2006 its new range of Business Online products, designed to remove the complexity and cost of establishing a small business online. The products include domain name registration, web hosting services, email hosting and secure data backup. The new products are a significant step by Optus in the SMB market to offer customers a way to make the most out of their broadband and grow their business online in a secure, cost-effective and easy-to-manage way.

During the year, construction continued on Optus' new headquarters: an 84,000 square metre corporate campus located at Macquarie Park in North West Sydney.

From October 2007, more than 6,000 Optus employees, previously located in nine separate locations will be housed in the new state-of-the-art campus. The new headquarters will be the largest single tenant campus workplace in Australia.

The campus combines leading-edge workplace and environmental initiatives and allows Optus to showcase the innovative technology it sells to its customers such as VoIP, high-speed broadband Internet, 3G services and satellite.

The campus will also house an employee-exclusive childcare facility, retail and refreshment outlets, and a gymnasium.

In February 2007, Optus launched a new design for its premium consumer and small business retail channel, the newly-named Optus 'yes' Shops. Designed to optimise the customer experience, the stores feature Optus' full product suite, including 2G and 3G mobile phones and plans, landline telephone deals, Internet and broadband services, Optus TV packages and digital media solutions. The new stores demonstrate Optus' products and services in real time. The first was the Optus 'yes' Shop at Parramatta Westfield in Sydney, followed by shops in Brisbane, Melbourne and Bathurst in regional New South Wales.



Opposite page, top: The new-generation Optus 'yes' Shop.

Opposite page, bottom: Optus consumers enjoy 3G mobile service.

Above: One of the six low-rise buildings at Optus' new corporate campus, Macquarie Park, Sydney.



Business in the Region

Expanding our Regional Footprint

SingTel has covered new ground in the region. As at 31 March 2007, our regional base of mobile subscribers – including SingTel and Optus – reached 124 million, a 46 per cent increase from a year ago. This is the largest mobile base in Asia outside China.

The outstanding expansion was attributed to strong performances by our five regional mobile associates – AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia. The most impressive growth came from Bharti and Telkomsel, which saw subscriber numbers surged 90 per cent and 44 per cent respectively, year-on-year.

Supporting a Mobile Population

Asia has been experiencing an explosion in the mobile phone market, triggered by the worldwide move towards greater mobility. Competition is gradually shifting from a focus on pricing to one on service and quality.

As Indonesia's leading mobile cellular telecommunications operator with 55 per cent of market share, Telkomsel continued to deliver impressive results. During the year, its subscriber base grew 44 per cent to reach 39 million.

Telkomsel is the only operator in Indonesia to have network presence in all provinces and counties in the country, as well as in all sub-districts in Java, Bali and Sumatra. Telkomsel will continue to increase its coverage into areas such as Kalimantan and Eastern Indonesia.



In India, Bharti remains the only private telecommunications operator with mobile services in all 23 licensed circles. It is India's market leader with 31 per cent of the Global System for Mobile ("GSM") market and 23 per cent of the total wireless market. Growing in double digits on a sequential quarterly basis, Bharti's total subscriber base as at 31 March 2007 was 37 million, almost double from a year ago.

By 2010, Bharti aims to reach a mobile subscriber base of 125 million. To satisfy the burgeoning demand in India, it has committed US$8 billion for capital expenditure over the next three years.

In Thailand, AIS continued to be the market leader with 21 million mobile subscribers or about 49 per cent of market share as at 31 March 2007. The growth was largely due to AIS' increasing network capacity and quality, as well as stronger brand value. During the year, AIS expanded into the suburban and rural areas in North East Thailand through region-specific activities and easing access for residents to its products and services.

Targeted subscriber acquisition efforts, competitive offers and retention promotions contributed to Globe's 28 per cent year-on-year increase in mobile subscribers to 17 million.

Pacific Bangladesh Telecom, the fourth largest mobile phone operator in Bangladesh, completed its nationwide network rollout during the year. Its focus on acquiring new customers has reaped results. Its total mobile subscriber base increased 137 per cent from a year ago to 1.2 million.


CITYCELL



Converging Technologies for Communication

Underscoring its position as one of the 10 best performing companies in the world on the BusinessWeek IT100 list, Bharti entered into several breakthrough partnerships during the year to offer leading-edge communications solutions to businesses in India.

One such partnership was with IBM to develop India's first Service Delivery Platform. The service will enable Bharti to offer its customers a suite of innovative solutions spanning mobile, fixed-line and broadband services.

Collaborating with Google, Bharti has brought Google Web Search to its 'live' mobile Wireless Application Protocol portal, thus setting new standards in mobile search. Bharti also partnered Microsoft to become the first telecommunications company to offer Microsoft's latest Windows Mobile 5.0 technology in India. Together with Microsoft, Bharti has been offering software and services to the SME market in India since January 2007 under a 'pay-as-you-go' model.

Telkomsel has forged new ground in Indonesia with the inauguration of the country's first commercial high-speed 3G wireless service. Within three months of the launch in September 2006, Telkomsel attracted a remarkable 1.5 million subscribers, signalling the high demand for next-generation technologies. Telkomsel is looking to enlarge its 3G footprint by scaling up coverage and introducing new data and content solutions.

Telkomsel was also the first operator in Indonesia to launch m-ATM, a hybrid service of prepaid/postpaid and High Speed Wireless Broadband of up to 3.2Mbps via HSDPA.

Globe's introduction of several innovative, value-based propositions and its expansion into the mass markets led to profitable growth. It also continued to accelerate its DSL and 3G network rollout to support its broadband growth momentum.

Bringing Seamless Communications Solutions to the Region

Leveraging our strong relationships with local telecommunications companies across the region, as well as our reputation as Asia's leading communications group, SingTel has been spearheading efforts to offer seamless connectivity across geographical boundaries in the past year through our IP-VPN services.

In August 2006, SingTel partnered Cybernet, Pakistan's largest Internet and data network operator, to provide the first IP-VPN coverage in Pakistan. The service offers companies the attractive option of a scalable, secure and reliable integrated communications solution over a single, privately managed network. The new network supports Cybernet's launch of voice, data and video services for business and residential customers in the country.

In the Middle East, SingTel and Emirates Telecommunications Corporation, the leading service provider in United Arab Emirates ("UAE"), entered into an agreement in November 2006 to offer IP-VPN services in UAE and the Middle East. SingTel's entry into UAE was preceded by its appointment by the Dubai Gold & Commodities

Exchange ("DGCX") in October 2006 to connect DGCX's international members to its trading platform through our IP-VPN service. This was SingTel's first and largest Wide Area Network project from UAE.

In December 2006, SingTel collaborated with Advance Data Networks System, the principal provider of satellite and wireless solutions in Bangladesh, to offer the first international IP-VPN service in Bangladesh. With this landmark alliance, SingTel's IP-VPN coverage now extends to all major markets in South Asia.

In July 2006, the tourism industry in the Maldives received a boost when SingTel, in partnership with Focus InfoComm – a leading Internet service provider in the Maldives, announced its launch of a satellite-based broadband network to the resort islands.

The convergence of satellite and IP technologies has opened up infinite possibilities for broadband connectivity to be available even in the most remote regions. With the availability of broadband access on the 1,200 islands in the Maldives, these areas can now be developed to meet tourism and business needs.

NCS, one of Asia's top IT services providers, leveraged its core expertise in e-Government to successfully enter the sophisticated Australian Government IT services market by winning the Victorian Business Master Key project, an initiative of the Victorian State Government.

In China, NCS opened two new offices in Beijing and Shanghai. Its aspiration to become a market leader in China was further reinforced when NCS Suzhou attained Capability Maturity Model Integration Level 5 certification. With the achievement, NCS has become the first company in Suzhou, and one of only 10 companies in China, to attain this highest possible standard to-date. During the year, NCS Shanghai was also awarded ISO 9001 certification.

In other parts of the region, NCS' major overseas wins included a S$5 million application turnkey project in the Maldives, and four contracts for application development services valued at S$4 million with the Hong Kong Government. Its other wins came from countries such as Fiji, Malaysia, Qatar and Sri Lanka.

Established in 2004, Bridge Mobile Alliance has grown from strength to strength. During the year, the alliance – comprising Bharti, CSL, Globe, Maxis, Optus, SingTel Mobile, Taiwan Mobile and Telkomsel – added two new members, CTM (Macau) and SK Telecom (Korea) to its regional footprint. The alliance now has a total of 10 member operators, reaching over 140 million customers.

In May 2006, Bridge Mobile Alliance launched its first regional mobile content service with Mobile ESPN across seven territories that delivers sports content anytime, anywhere. In December 2006, the alliance unveiled a number of roaming initiatives, including Asia's first mobile travel portal, Bridge ConciergeGo. It was also conferred the International Headquarters award by the Singapore Economic Development Board in June 2006.



Opposite page, top: Pacific Bangladesh Telecom completed its nationwide network rollout during the year.

Opposite page, bottom: AIS' cost-effective prepaid card wins the hearts of Thais.

Above: Globe's innovative communications solutions appeal to both young and old.

Group Five-Year Financial Summary

	Financial Year ended 31 March				
	2007	2006	2005	2004	2003
Income Statement (S$ million)					
Group operating revenue	**13,151**	13,138	12,617	11,995	10,259
SingTel	**4,205**	4,141	4,046	4,045	4,731
Optus	**8,947**	8,998	8,571	7,949	5,528
Optus (A$ million)	**7,475**	7,192	6,920	6,609	5,550
Group operational EBITDA	**4,282**	4,467	4,662	4,288	3,743
SingTel	**1,902**	1,915	1,992	2,008	2,396
Optus	**2,380**	2,552	2,669	2,280	1,346
Optus (A$ million)	**1,988**	2,038	2,155	1,892	1,350
Share of associates' earnings	**2,073**	1,649	1,260	1,120	1,032
Net profit after tax	**3,779**	4,163	3,268	4,485	1,401
Underlying net profit[1]	**3,556**	3,295	3,060	2,517	N.A.
Cash Flow (S$ million)					
Group free cash flow[2]	**2,795**	2,772	3,062	3,295	2,103
SingTel	**1,904**	1,761	1,526	1,926	1,488
Optus	**891**	1,011	1,536	1,369	615
Optus (A$ million)	**742**	815	1,234	1,106	551
Capital expenditure (cash)	**1,790**	1,714	1,428	1,300	1,668
Balance Sheet (S$ million)					
Total assets	**32,647**	33,606	35,333	36,857	33,671
Shareholders' funds	**20,847**	21,091	19,271	19,752	15,470
Net debt	**5,895**	5,006	6,631	7,109	9,563
Key Ratios					
Proportionate EBITDA from outside Singapore (%)	**70**	68	66	66	51
SingTel operational EBITDA margin (%)	**45.2**	46.2	49.2	49.6	50.7
Optus operational EBITDA margin (%)	**26.6**	28.4	31.1	28.7	24.4
Return on invested capital (%)	**18.3**	17.2	16.2	14.9	13.4
Return on equity (%)	**18.0**	20.6	16.8	25.5	9.3
Return on total assets (%)	**11.4**	12.1	9.1	13.1	3.2
Net debt to EBITDA (number of times)	**0.9**	0.8	1.1	1.2	1.9
EBITDA to net interest expense (number of times)	**21.3**	17.0	15.1	13.8	10.1
Per Share Information (cents)					
Earnings per share - basic	**23.25**	24.98	19.01	25.15	7.86
Earnings per share - underlying net profit[1]	**21.88**	19.77	17.80	14.12	N.A.
Net assets per share	**131.20**	126.27	115.86	110.67	86.78
Dividend per share - ordinary	**11.0**	10.0	8.0	6.4	5.5
Dividend per share - special	**9.5**	-	5.0	-	-

N.A. denotes Not Available.
'SingTel' refers to the SingTel Group excluding Optus.

(1) Underlying net profit is defined as net profit before goodwill, exceptional items, Belgacom's net contribution, and exchange differences on short-term loan to Optus, net of hedging.
(2) Free cash flow refers to cash flow from operating activities, including dividends from associates, less cash capital expenditure.

Management Discussion and Analysis

Group	Financial Year ended 31 March 2007 (S$ million)	2006 (S$ million)	Change (%)
Operating revenue	**13,151**	13,138	0.1
Operational EBITDA	**4,282**	4,467	- 4.1
Operational EBITDA margin	**32.6%**	*34.0%*	
Share of associates' pre-tax profit	**2,073**	1,649	25.7
EBITDA	**6,692**	6,453	3.7
Exceptional gains	**185**	816	- 77.3
Underlying net profit	**3,556**	3,295	7.9
(excluding the one-off adjustment to deferred tax asset)	**3,556**	*3,143*	*13.2*
Net profit	**3,779**	4,163	- 9.2
Basic earnings per share (S cents)	**23.25**	24.98	- 6.9
Underlying earnings per share (S cents)	**21.88**	19.77	10.7

Notes:
1. In this section, 'Optus' refers to SingTel Optus Pty Limited and its subsidiaries, and 'SingTel' refers to the SingTel Group excluding Optus.
2. Underlying net profit refers to net profit before exceptional items and exchange differences on short-term loan to Optus, net of hedging.

Group

The Group achieved strong earnings growth for the financial year ended 31 March 2007. Despite a highly challenging business environment, we have met our guidance for the financial year.

Underlying net profit increased 7.9 per cent to S$3.56 billion, or 21.88 cents per share, from S$3.30 billion, or 19.77 cents per share, in the previous financial year. The strong performance was driven mainly by the robust growth of our regional mobile associates, particularly Bharti and Telkomsel.

Including the exceptional gains and other adjustments, net profit fell 9.2 per cent to S$3.78 billion, or 23.25 cents per share, from S$4.16 billion, or 24.98 cents per share, in the previous year. The net profit last year was boosted by material one-time gains of S$816 million, mainly from deconsolidation or disposal of investments, and a catch-up in deferred tax asset of S$152 million.

Reflecting the continuing competitive and pricing pressures in Australia, Optus contributed 18 per cent to the Group's underlying net profit, down from 23 per cent a year ago. The associates, however, contributed a substantial 43 per cent to the Group's underlying net profit, up from 37 per cent a year ago.

The Group's operating revenue was little changed at S$13.15 billion. In Australia, where two-thirds of our total revenue are derived, operating revenue rose 3.9 per cent in Australian Dollar terms but was stable in Singapore Dollar terms as the Australian Dollar fell 4 per cent from a year ago. SingTel's operating revenue was stable at S$4.21 billion. Excluding C2C revenue, the operating revenue was up at a higher rate of 3.1 per cent, boosted by strong growth in Data and Mobile Communications revenues.

Operational EBITDA fell 4.1 per cent to S$4.28 billion. Margin on revenue for the Group declined 1.4 percentage points to 32.6 per cent. Excluding the gain on disposal of land and buildings of S$38 million included in EBITDA last year, the underlying margin declined a lower 1.1 percentage points from a year ago.

Operating and Financial Review

Operational performance of our overseas associates continued to be robust. Year-on-year, the Group's share of pre-tax profit from associates was up a strong 26 per cent to S$2.07 billion. Consequently, the Group's EBITDA rose 3.7 per cent to S$6.69 billion, with Optus accounting for 36 per cent compared to 40 per cent in the previous year.

Exceptional gains, mainly on disposal of land and buildings, was S$185 million. Last year, the Group reported exceptional gains of S$816 million, arising mainly from gains of S$618 million on the Group's deconsolidation of C2C's financial statements on a line-by-line basis with effect from 1 January 2006 and S$90 million on the partial disposal of SingTel's equity interest in SingPost.

Tax expense was S$909 million, compared to S$781 million in the previous financial year. The higher tax expense was in spite of a two per cent cut in corporate tax rate in Singapore which yielded approximately S$65 million in tax savings, of which S$38 million was recorded as an exceptional tax credit as it arose from a one-off adjustment to the deferred tax liability carried forward from last year. In March 2006, the Group recognised S$152 million of the deferred tax asset brought forward from 31 March 2005 that related to interest expenses on a long-term loan between the investment holding company of Optus and SingTel.

On a proportionate basis, our operations outside Singapore accounted for 76 per cent of the Group's enlarged revenue and 70 per cent of the Group's enlarged EBITDA.

	Financial Year ended 31 March		
Singapore	**2007 (S$ million)**	2006 (S$ million)	Change (%)
Operating revenue			
Data and Internet	**1,255**	1,208	3.9
Mobile communications	**924**	855	8.1
IT and engineering	**622**	647	- 3.8
International telephone	**594**	598	- 0.8
National telephone	**455**	487	- 6.7
Sale of equipment	**235**	223	5.5
Others	**120**	123	- 2.1
	4,205	4,141	1.5
Operational EBITDA	**1,902**	1,915	- 0.7
Operational EBITDA margin	***45.2%***	*46.2%*	
Share of associates' pre-tax profit	**2,064**	1,636	26.2
EBITDA	**4,303**	3,888	10.7
Underlying net profit	**2,926**	2,552	14.7
(excluding the one-off adjustment to deferred tax asset)	***2,926***	*2,400*	*21.9*
Net profit	**3,149**	3,420	- 7.9

Singapore

Underlying net profit, which stripped out exceptional gains, the one-off adjustment to deferred tax asset and other one-off items, was S$2.93 billion, up a healthy 22 per cent. Net profit slipped 7.9 per cent to S$3.15 billion due to lower one-time gains and higher tax expense.

Despite continued fierce competitive conditions in Singapore, operating revenue was up 3.1 per cent on a comparable basis after excluding the capacity lease revenue from C2C. The increase in our Singapore telco revenue of 4.4 per cent was partially offset by a 3.9 per cent decline in IT revenue. Operational EBITDA margin, however, declined one percentage point to 45.2 per cent. Without the gain on disposal of land and buildings included in EBITDA last year, the margin on revenue would be comparable to last year.

Data and Internet revenue rose 3.9 per cent to S$1.26 billion from last year. It contributed 30 per cent to SingTel's operating revenue, up one percentage point from a year ago. Excluding C2C revenue, data and Internet revenue grew at a higher rate of 9.6 per cent, with Internet revenue up 18 per cent and data services growing 6.3 per cent. Broadband revenue, the largest component at three-quarters of Internet revenue, rose 23 per cent, led by a net increase of 69,000 in the number of broadband lines to 421,000 as at 31 March 2007. We maintained our lead in the broadband Internet market with a share of 53.4 per cent.

The second highest revenue stream, **mobile communications**, contributed 22 per cent to SingTel's operating revenue, compared to 21 per cent last year. It rose 8.1 per cent to S$924 million despite keen competition in a mature market. During the year, 162,000 new mobile subscribers were acquired, bringing the total mobile subscriber base to 1.82 million as at 31 March 2007. Approximately 466,000 of these subscribers were 3G users, representing a strong increase of more than three times from a year ago. Low mobile prices had stimulated usage, with minutes of use increasing 72 per cent and 4.3 per cent for prepaid and postpaid subscribers respectively. However, blended average revenue per user ("ARPU") remained stable due to price erosion. Mobile data services registered steady growth, constituting 27 per cent of ARPU from 23 per cent in the previous year. Churn for postpaid was at a historic low of 0.8 per cent. As at 31 March 2007, SingTel had an overall market share of 38 per cent, thus retaining our position as the leading mobile operator in Singapore.

IT and engineering revenue remained the third largest revenue contributor, though it declined 3.8 per cent to S$622 million. Excluding the contribution from IPACS which was deconsolidated from January 2006, revenue was flat year-on-year. NCS' strategy of overseas expansion continued to gain traction, with revenue outside Singapore growing 32 per cent for the year. This had helped to offset the effect of structural changes in the Singapore IT sector where projects were fewer albeit of larger values. Revenue from overseas comprised 23 per cent of total IT revenue, up from 20 per cent last year.

Revenue from **international telephone** was stable at S$594 million. This was the result of a strong increase of 25 per cent in the volume of international telephone outgoing minutes (excluding traffic to Malaysia) due partly to higher market share, offset by a fall of 18 per cent in average international call collection rates.

Sale of traditional **fixed-line** phone services declined 6.7 per cent, but **sale of equipment** was up 5.5 per cent to S$235 million.

Operating and Financial Review

Australia	Financial Year ended 31 March 2007 (A$ million)	2006 (A$ million)	Change (%)
Operating revenue by division			
Mobile	**4,177**	4,036	3.5
Fixed			
Business and wholesale	**1,735**	1,593	8.9
Consumer and SMB	**1,599**	1,615	- 1.0
Inter-divisional	**(36)**	(52)	- 31.1
	7,475	7,192	3.9
Operational EBITDA	**1,988**	2,038	- 2.4
Operational EBITDA margin	***26.6%***	*28.3%*	
EBITDA	**1,995**	2,049	- 2.6
Underlying net profit	**528**	593	- 11.0
Net profit	**804**	593	35.5

Australia

For the year ended 31 March 2007, Optus, SingTel's largest subsidiary and Australia's number two mobile operator, delivered solid results in spite of aggressive competition, with operating revenue growing 3.9 per cent to A$7.48 billion. This performance was achieved notwithstanding the increased penetration of capped mobile pricing plans, a continuing decline in fixed telephony usage across the market, and the reduction in mobile termination rates mandated by the Australian Competition and Consumer Commission ("ACCC").

Operational EBITDA declined 2.4 per cent to A$1.99 billion, with margin on revenue at 26.6 per cent, 1.7 percentage points lower than a year earlier attributable mainly to the impact of acquisitions of Alphawest and Virgin Mobile on revenue mix and margin erosion in the Consumer and SMB businesses. Optus continued to focus on cost management and productivity initiatives, such as selective outsourcing of customer service and back-office functions.

Mobile contributed 56 per cent to Optus' operating revenue and 77 per cent to Optus' operational EBITDA. Mobile revenue grew 3.5 per cent over the year, from A$4.04 billion to A$4.18 billion. Optus successfully defended its operational EBITDA in Mobile which remained stable at A$1.53 billion. Operational EBITDA margin dipped one percentage point to 37 per cent, from 38 per cent a year ago.

The increase in revenue was driven mainly by outgoing service revenue which accounted for nearly two-thirds of mobile revenue. Outgoing service revenue was up 6.6 per cent year-on-year, mainly as a result of growth in prepaid where Optus continued to be the leader. Incoming service revenue declined 2.3 per cent as a result of lower termination rates mandated by ACCC, with average inbound mobile termination rates falling further from 15 cents to 12 cents from 1 January 2007. Revenue from equipment sales slipped 2.1 per cent due mainly to lower handset prices and lower postpaid volumes.

During the financial year, Optus gained 251,000 mobile subscribers, boosting its subscriber base to 6.74 million as at 31 March 2007. A total of 445,000 subscribers were provided with 3G services. Mobile market share was stable at 33 per cent.

Business and Wholesale Fixed made up 23 per cent of Optus' operating revenue and 17 per cent of Optus' operational EBITDA. Revenue stood at A$1.74 billion for the year, up 8.9 per cent from the previous year.

Associates	2007 (S$ million)	2006 (S$ million)	Change (%)
	Financial Year ended 31 March		
Share of pre-tax profit			
Regional mobile associates			
Telkomsel	**994**	827	20.1
Bharti	**509**	291	75.1
Globe	**290**	204	41.9
AIS	**231**	256	-9.7
Pacific Bangladesh Telecom	**(39)**	(8)	382.5
	1,984	1,570	26.4
Other associates	**89**	79	11.9
	2,073	1,649	25.7
Share of post-tax profit			
Regional mobile associates			
Telkomsel	**687**	579	18.6
Bharti	**448**	244	84.1
Globe	**194**	150	28.7
AIS	**161**	178	-9.8
Pacific Bangladesh Telecom	**(28)**	(5)	445.1
	1,462	1,146	27.6
Other associates	**75**	60	25.2
	1,538	1,207	27.5

Revenue from Business alone, including Alphawest, improved 14 per cent, while revenue from Wholesale was flat. The operational EBITDA margin was stable at 20 per cent.

Consumer and SMB Fixed constituted 21 per cent of Optus' operating revenue and 5.8 per cent of Optus' operational EBITDA. Revenue was stable at A$1.60 billion as growth in broadband revenue continued to offset declines in traditional products. As at 31 March 2007, Optus had 781,000 broadband customers, 217,000 or 38 per cent more than a year ago. Operational EBITDA was down 39 per cent and operational EBITDA margin declined to 7 per cent, reflecting lower telephony revenue, changes in revenue mix from voice products to broadband and increased Unbundled Local Loop costs.

Associates

Our associates have again proven to be the key profit drivers for the Group. For the financial year ended 31 March 2007, the robust growth of Bharti and Telkomsel on the back of rapid expansion in their subscriber base pushed the Group's share of pre-tax profit from associates to S$2.07 billion, up 26 per cent, and lifted the Group's share of their post-tax profits to S$1.54 billion, up 28 per cent. Overall, the associates accounted for 43 per cent of the Group's underlying net profit, an increase from the 37 per cent recorded last year.

More specifically, pre-tax profit contribution from Telkomsel – Indonesia's largest mobile phone company – rose 20 per cent to S$994 million while the Group's share of pre-tax profit from our Indian associate, Bharti, surged 75 per cent to S$509 million. Telkomsel remained the largest contributor, accounting for almost half of the Group's share of both pre-tax and post-tax profits from associates.

With the inclusion of an additional quarter of profit for consolidation purpose, the pre-tax profit contribution from our Philippine associate, Globe, grew 42 per cent. Excluding the additional quarter's contribution, Globe's pre-tax profit contribution was up at 19 per cent, primarily due to increased service revenue from its higher subscriber base and lower operating expenses. The increase helped cushion the lower profit contribution from AIS whose performance was affected by price wars in the Thai market and political uncertainties, and higher start-up losses incurred by Pacific Bangladesh Telecom.

Operating and Financial Review

Group	Financial Year ended 31 March 2007 (S$ million)	2006 (S$ million)	Change (%)
Net cash inflow from operating activities	**4,585**	4,485	2.2
Net cash outflow from investing activities	**(658)**	(1,982)	- 66.8
Net cash outflow from financing activities	**(5,310)**	(3,035)	74.9
Free cash flow			
SingTel (excluding dividends from associates)	**1,298**	1,200	8.2
Associates	**606**	561	8.0
	1,904	1,761	8.1
Optus	**891**	1,011	- 11.8
	2,795	2,772	0.8
Cash capital expenditure as a percentage of operating revenue	**14%**	13%	

In terms of mobile subscriber base, Telkomsel posted a growth of 44 per cent to 39 million while Bharti registered a record 90 per cent increase of its subscriber base to 37 million. Regionally and on a combined basis, the Group's mobile subscriber base has grown by a record 46 per cent or 39 million to top 124 million as at 31 March 2007, making us the telecommunications operator with the biggest mobile subscriber base in Asia outside China.

The Group continued to receive healthy dividends from associates during the year. This amounted to S$673 million, which was 9.2 per cent higher than the S$616 million received in the previous year.

Group Cash Flow

Operating Activities

The Group's net cash inflow from operating activities was up 2.2 per cent to S$4.59 billion, with higher dividends received from associates and favourable working capital movements offsetting operating cash flows from the operational performances of Singapore and Australia.

Investing Activities

The investing cash outflow was S$658 million. The Group spent S$1.79 billion on property, plant and equipment which represented 14 per cent of operating revenue, up one percentage point from a year ago. The higher expenditure was largely attributable to Optus' investment in mobile, satellite and Unbundled Local Loop networks, as well as investments in IP core and customer care systems. The major investing cash inflows were S$520 million from the sale of trading investments and S$305 million from the sale of property, plant and equipment.

Financing Activities

Net cash outflow of S$5.31 billion for financing activities arose mainly from the payment of S$2.27 billion for capital reduction and S$1.92 billion in both final dividend in respect of the previous financial year and interim dividend in respect of the current financial year. The Group repaid S$624 million in borrowings during the year.

Free Cash Flow

The Group continued to generate strong free cash flow. For the year, the core businesses of SingTel, Optus and the associates contributed 46 per cent, 32 per cent and 22 per cent to the Group's free cash flow of S$2.80 billion respectively.

Capital Management

The Group is committed to an optimal capital structure and constantly reviews its capital structure to balance capital efficiency and financial flexibility.

With strong free cash flow generation, the deconsolidation of C2C's bank borrowings and repayment of borrowings, the Group's gross debt has declined over the last three years. Net debt gearing ratio rose to 22.0 per cent as at 31 March 2007 from 19.2 per cent as at 31 March 2006 due to the capital reduction and dividends paid during the year. The average maturity of the Group's borrowings has remained stable in recent years.

Group net debt was 0.9 times Group EBITDA, while Group EBITDA was 21.3 times net interest expense. These credit ratios are within leveraged commitments made to bond investors in 2001.

The Group has one of the strongest credit ratings among telecommunications companies in Asia and is committed to maintaining our investment grade credit ratings. SingTel is currently rated A+ by Standard & Poor's and Aa2 by Moody's Investors Service.

Group Debt
(S$ million)



9,934
6,631
7,777
5,006
7,285
5,895
March 05
March 06
March 07
Gross Debt
Net Debt [1]

(1) *Gross debt less cash and bank balances adjusted for related hedging balances.*

Group Debt Metrics



6.0
6.4
6.2
25.6
19.2
22.0
March 05
March 06
March 07
Average Maturity of Borrowings (Years)
Net Debt Gearing Ratio [2] (%)

(2) *Net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.*

Group	Financial Year ended 31 March 2007	2006	2005	Targets to Bond Investors
Net debt to EBITDA (number of times)	**0.9**	0.8	1.1	1.5 to 2.0
Interest cover[3] (number of times)	**21.3**	17.0	15.1	8.0 to 10.0

(3) *Defined as EBITDA to net interest expense (i.e., interest expense less interest income).*

Shareholder Returns

SingTel is committed to improving shareholder returns. Management remuneration is pegged closely to the Group's performance. We have in place a performance share plan where share awards are vested upon achievement of Total Shareholders' Return and Return on Invested Capital targets. More details are set out under 'Corporate Governance Report – Remuneration' on pages 67 to 72.

The Group's underlying earnings per share has grown steadily over the last three years. The growth is attributable to SingTel's strong operational performance and the lower number of outstanding shares following the capital reduction exercises in 2004 and 2006.

Return on Invested Capital
(%)


16.2
17.2
18.3
FY04/05
FY05/06
FY06/07

Underlying Earnings Per Share
(S cents)


17.80
19.77
21.88
FY04/05
FY05/06
FY06/07

Shareholder Payout

SingTel has a track record of generous shareholder payout. We remain committed to paying between 40 and 50 per cent of our underlying net profit. For the financial year ended 31 March 2007, the Board has recommended a total distribution of S$3.3 billion, comprising S$1.8 billion in ordinary dividends or 11 cents a share, and special dividends of S$1.5 billion or 9.5 cents a share. This will bring our total shareholder payout to approximately S$20 billion since 2000, or 87 per cent of earnings over the same period.

Shareholder Payout
(S$ billion)


S$3.0 billion capital reduction
S$0.8 billion special dividend
S$2.3 billion capital reduction
S$1.5 billion special dividend
Special dividends following compensation payments from IDA
0.8
0.9
1.0
1.0
1.1
1.3
1.7
1.8
2000
2001
2002
2003
2004
2005
2006
2007
Ordinary Dividend
Special Dividend
Capital Reduction

Share Price Performance

SingTel's share price rose 24 per cent on the SGX and 17 per cent on the ASX between April 2006 and March 2007.

SingTel Share Price Performance – 1 April 2006 to 31 March 2007



50%
40%
30%
20%
10%
0%
-10%
-20%
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
SingTel – SGX, 24%
SingTel – ASX, 17%
STI Index, 28%
MSCI Global Telecommunications Index, 26%
MSCI Asia Pacific Telecommunications Index, 29%

Operating and Financial Review

Risk Factors

SingTel's financial performance and operations within and outside Singapore are influenced by a vast range of risk factors. Many of these factors affect not just our businesses but also other businesses in the telecommunications industry as well as in other industries. These risks vary widely and many of them are beyond the control of the Board and Management.

Economic Risks

Changes in economic conditions within and outside Singapore may have a material adverse effect on the demand for telecommunications services and hence, on the financial performance and operations of the Group.

Political Risks

Some of the countries in which we operate and have investments have experienced or continue to experience political instability. The continuation or re-emergence of such political instability in the future could have a material adverse effect on economic or social conditions and hence, on the ownership, control and condition of the Group's assets in these locations.

Regulatory Risks

The Group's operations in Singapore and our international operations and investments are subject to extensive government regulation which may limit our flexibility to respond to market conditions, competition, new technologies or changes in the Group's cost structure. Governments may alter their policies relating to the telecommunications industry and the regulatory environment (including taxation) in which we operate. Such changes could have a material adverse effect on the Group's financial performance and operations.

The operations of our Australian subsidiary, Optus, in particular, are subject to regulatory decisions on the rates at which it purchases services from and provides services to other telecommunications companies in the country. Such decisions can significantly affect Optus' revenues and costs as well as its competitive position, and may also not be consistent with the Group's expectations.

Competitive Risks

The telecommunications market in Singapore is becoming increasingly competitive. This has resulted in the loss of share in some segments of the market and the reduction of prices of some of our products and services. As competition intensifies, new players enter the market and regulation requires us to allow our competitors access to our networks. We expect this trend to continue.

The telecommunications market in Australia is extremely competitive. Many participants are subsidiaries of large international groups or have made large investments which are now sunk costs. The Group is, therefore, exposed to the risk of extremely low, even irrational pricing being introduced by such competitors.

The operations of our international businesses are also subject to highly competitive market conditions. There is a regional and global market for many of the services that we provide, particularly international communications and data services offered to business customers. The quality of, and rates for, these services can affect a potential business customer's decision to subscribe to the Group's services, locate or expand its offices or communications facilities in Singapore, or use Singapore as a transit hub for its communications. Prices for some of these services have shown significant declines in recent years and are anticipated to continue to decline at similar rates as a result of capacity additions and general price competition.

Regional Expansion Risks

Given the limited size of the Singapore market, our future growth depends largely on the success of our Asia Pacific expansion strategy. There are considerable risks associated with this regional expansion strategy.

- **Ability to Extract Synergies and Integrate New Investments**
  In acquisitions, we face challenges arising from integrating newly-acquired businesses with our own operations, managing these businesses in markets where we have limited experience, and financing these acquisitions. There is no assurance that the Group will be able to generate synergies from regional acquisitions and that these acquisitions will not become a drain on the Group's management and capital resources.

- **Partnership Relations**
  The success of our international investments depends, to a large extent, on our relationships with, and the strength of, our investment partners. There is no assurance that the Group will be able to maintain these relationships or that our investment partners will remain committed to their partnerships with the Group.

- **Ability to Make Further Acquisitions**
  We continuously look for investment opportunities that could contribute to our regional expansion strategy. There is no assurance that the Group will be successful in making further acquisitions due to the limited availability of opportunities, competition for the available opportunities from other potential investors, foreign ownership restrictions, government policies, political considerations and the specific preferences of sellers.

Technology Risks

The telecommunications industry is typified by rapid and significant technological changes. These changes may materially affect our capital expenditure and operating costs as well as the demand for our products and services.

We have invested substantial capital and other resources in the development and modernisation of our networks and systems. Technological changes continue to reduce the costs, and expand the capacities and functions of new infrastructure capable of delivering competing products and services, resulting in lower prices and more competitive and innovative products and services. These changes may require us to incur significant additional capital expenditure in order to replace and upgrade our network infrastructure, and to maintain the latest technological standards to remain competitive against newer products and services.

In the many markets in which we operate, the Group faces a continuing risk of market entry by operators who, by using newer or lower cost technologies, may succeed in rapidly attracting customers away from established market participants.

Project Risks

The telecommunications industry is highly capital-intensive. We incur substantial capital expenditure in constructing and maintaining our network infrastructure projects. These projects are subject to risks associated with the construction, supply and installation of network infrastructure. They are also subject to risks associated with sale of capacity on the completed project infrastructure, including risks of default, disputes, litigation and arbitration involving contractors, suppliers, customers and other third parties. In addition, we face risks of loss of, or damage to, our network infrastructure from natural and man-made causes which are beyond our control. Losses and damage caused by risks of this nature may significantly disrupt our operations and may materially and adversely affect our ability to deliver our services to customers.

Electromagnetic Energy Risks

Concerns have been raised regarding the possible adverse health consequences associated with the operation of mobile communications devices due to potential exposure to electromagnetic energy. While there is no substantiated evidence of public health effects from exposure to the levels of electromagnetic energy typically emitted from mobile communications devices, there is a risk that an actual or perceived health risk associated with mobile communications could result in:

- litigation against SingTel and our associates;
- reduced demand for mobile communications services; and
- restrictions on the ability of SingTel and our associates to deploy our mobile communications networks as a result of government environmental controls which exist or may be introduced to address this perceived risk.

Financial Risks

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. We have established risk management policies, guidelines and control procedures to manage our exposure to such risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. The Group's financial risk management is discussed in detail in Note 38 to the Financial Statements on page 153.

Setting the Pace

Investing in People


SingTel


SingTel

SingTel is an employer of choice.

We live in an interdependent world where meaningful relationships are the key to a balanced society. With the support of the community and the dedication of our employees, SingTel is committed to investing in worthy causes and the professional development of our people.

Corporate Social Responsibility





SingTel embraces the role of a conscientious corporate citizen whole-heartedly. We constantly explore ways to give back to the community, both at home and abroad.

Our wholly-owned Australian subsidiary, Optus, supports a wide range of community causes, including the arts and sports.

Caring for the Community

The SingTel Touching Lives Fund continued to make a significant and positive impact on the less fortunate. During the year, S$2.3 million was raised for under-privileged children and youths. The amount collected exceeded our fund-raising target for the fifth straight year and will benefit 28,000 young people from five children's charities, namely, the Autism Resource Centre, Fei Yue Community Services, Singapore Children's Society, Students Care Service and Tanglin School.

Under the banner of the SingTel Touching Lives Fund, fund-raising activities held during the year included a Charity Golf Game, Fold-A-Heart campaign and Charity Carnival organised by SingTel employees. Apart from direct donations to the Fund, SingTel also matched outright donations dollar-for-dollar.

Since the launch of the Fund in 2002, S$10.3 million has been raised for 18 charities under the auspices of the National Council of Social Service.

When massive floods hit Jakarta early this year, SingTel's Indonesian associate, Telkomsel, immediately launched a humanitarian relief programme to help victims and families affected by the disaster. Named Telkomsel Care Community (Komunitas Telkomsel Peduli), the programme received a generous 600 million rupiah (about S$100,000) donation each from SingTel, Telkomsel and its parent company PT Telkom.

In Australia, Optus made financial contributions to charities selected by its people, namely, Assistance Dogs Australia, The Cancer Council Australia, Juvenile Diabetes Research Foundation Australia, Kids Help Line, Royal Society for the Prevention of Cruelty to Animals, Salvation Army, Starlight Children's Foundation Australia and Youth Off The Streets. Optus also went beyond monetary donations to provide management expertise, communications services and employee involvement in its sponsorships.

Championing the Arts and Sports

In a show of support for the arts, SingTel joined the Asian Civilisations Museum, National Heritage Board and other corporate partners to sponsor the Chinese Diaspora exhibition at the Ayala Museum in the Philippines. SingTel contributed one million pesos (about S$30,000) towards sponsorship of the exhibition, which ran from 15 February to 27 May 2007. The exhibition celebrated the extraordinary achievements of Chinese cultures in South East Asia and paid tribute to the ancient Chinese civilisations.

Optus continued to support Australia's artistic and cultural assets by sponsoring a number of programmes. The Optus Community Access Performance Programme is a joint initiative with Company B and consists of the Unwaged Performance and the Charitable Tickets programmes that extend theatre to all levels of the community. Optus also continues to be the Principal Education and Youth Sponsor of The Bell Shakespeare Company. In addition, it is the Presenting Sponsor of Cirque du Soleil's 2006/2007 Australian Tour and its sponsorship is helping to bring the spectacular 'Varekai' production to Australian audiences.

Optus is dedicated to promoting the country's national sports, including the Australian Football League teams, Carlton and the Sydney Swans. It is the major sponsor of Team Tennis Australia, which includes sponsorships of the Optus Australian Fed Cup Team, Optus Australian Davis Cup Team, Optus Australian Junior Travelling Teams, Optus National Junior Touring Circuit and Optus Australian Wheelchair Players, as well as being the official partner and telecommunications provider to Australia's premier tennis tournament, the Australian Open.

Opposite page, top: Playing our part in serving and caring for the community.

Opposite page, bottom & below: Fold-A-Heart to touch lives.

SingTel
TOUCHING
LIVES FUND




Star Day

Above: Optus' people selling merchandise on Star Day to support the Starlight Children's Foundation.

Opposite page, top & bottom: Our people are the pillars of our business.

Environment-Friendly Initiatives

SingTel is mindful of the need to be environmentally responsible. Our comprehensive Environmental Management System details ways to identify, minimise and manage environmental risks while operating our communications network.

We continued with our environmental initiatives during the year, such as keeping radiation emissions from our base stations within acceptable levels through monitoring and tests.

We also ensure that our stations are in harmony with their surroundings. Feeders and antennas are mounted in a way to minimise visual impact, especially from the ground. As a safety precaution, cable wires are sealed with covers.

Another environmentally-friendly initiative that we have embarked on is the use of Value Regulated Lead Acid batteries for our telephone exchanges, which do not release hazardous gases.

SingTel practises the recycling of mobile phones as an advocate of environmental conscientiousness. We collect an average of 4,000 used mobile phones a month through a trade-in programme for recycling.

Optus strives to contribute to sustainable communities by ensuring that its telecommunications network does not negatively affect the environment. It refines its Environmental Management System regularly to ascertain that this commitment is not compromised. Optus also publishes a Community and Environment Report every year that provides a comprehensive record of its social, environmental and workplace practices, initiatives and performance.

From November 2007, Optus will be 50 per cent carbon neutral at corporate sites by using new green power and carbon offsets. Optus was the first company in Australia to implement E1 lighting in corporate offices on a large scale, reducing energy for lighting by over 50 per cent.

Optus' new campus at Macquarie Park in Sydney will achieve a 4.5-Star base building rating under the Australian Building Greenhouse Rating scheme. It has also installed water flow reduction using rainwater for toilet flushing and irrigation.

Our People

Mobilising our Most Valuable Resource





At SingTel, we recognise that our success depends largely on the contributions and cohesiveness of our family of over 19,000 employees worldwide.

SingTel's diverse employees are a mix of nationalities, experience, expertise and skillsets.

Our core values form the foundation of our human resource philosophy. By emphasising Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence in all that we do, we strengthen our commitment to uphold SingTel's vision to be Asia Pacific's best communications group.

SingTel adopts a holistic approach to human resource management, balancing the need to reward performance fairly and adequately with the need to provide a supportive environment that offers opportunities for employees at all levels and helps them manage their work and family needs.

Recognising Performance

The SingTel Group provides competitive remuneration as well as short and long-term incentives to reward the contributions of our people to the business.

Our remuneration packages are benchmarked against the industry and reviewed periodically to ensure that they remain competitive in the light of market changes.

For the financial year, about 2,000 employees received a total of almost 38 million performance shares. Eligible employees can easily monitor and conveniently retrieve the details of their performance shares and stock options via an online system.



Developing Talents

Staff development is a significant component of the Group's human resource strategies. Learning begins the moment an employee joins SingTel and continues throughout his or her career. Specific programmes, like induction and buddies, are implemented to accelerate the new employee's successful integration into the organisation.

As employees grow in their careers, those with high performance and potential are identified as future leaders and given early exposure to Senior Management. Specific opportunities, such as selection for cross-functional taskforces and overseas assignments, are created to stretch their capabilities. Future leaders also participate in a Development Centre programme that simulates 'A Day in the Life of a VP', after which they receive coaching for their individual development plans. As part of growing our talent pipeline, successors are also identified for mission critical positions and groomed for success.

The Group's Regional Talent Management strategy is supported by two custom-designed executive development programmes. The INSEAD programme was modelled on the Asian International Executive Programme with a focus on General Management. The programme with Singapore Management University focused on 'Mining and Minding the Future Across Borders'. Both programmes served as platforms to deepen cultural understanding, develop business networks and facilitate knowledge exchange. The programmes saw participation by 61 employees from SingTel, Optus, NCS and our regional associates and partners.

Maintaining Work-Life Balance

At SingTel, we recognise that a healthy work-life balance is essential for sustainable high performance at work. Flexible work arrangements, in particular, are instrumental in meeting the diverse needs of employees. To this end, we introduced a telecommuting scheme, enhanced our flexi-time initiative and extended the areas where flexi-leave can be taken.

In Australia, Optus continued to develop tools to help its people manage work and family responsibilities. Initiatives included increasing childcare leave to one year, unpaid leave after parental leave, paying out long service leave, increasing career breaks by one month to four months, and introducing volunteer leave nationally after having run the pilot successfully in Victoria.

To promote the physical and mental well-being of employees, we launched an Employee Assistance Programme where our people can enjoy access to professional and confidential counselling services, as well as health management and smoking cessation talks and workshops. The SingTel Recreation Club added to the overall effort by organising regular lunchtime health and wellness talks.

Our efforts in promoting our employees' well-being have not gone unnoticed. In our inaugural participation in The Singapore HEALTH Award 2006 organised by the Health Promotion Board, SingTel won the Silver Award.

Opposite page & below: Grooming leaders through team building.



Setting the Pace

Driving Accountability





SingTel champions corporate governance.

At SingTel, we are fully committed to driving impeccable standards of corporate conduct. Our robust risk management policies and exacting corporate governance processes augment our efforts towards transparency and accountability at all levels.

Corporate Governance Report

Introduction

Good corporate governance ensures shareholder interests are protected and enhances corporate performance and accountability. SingTel aspires to the highest standards of corporate governance and, to this end, has put in place a set of well-defined processes.

As SingTel shares are listed on the SGX and ASX, SingTel seeks to comply with two sets of listing rules and is guided in its corporate governance practices by the Singapore Code of Corporate Governance 2005 ("2005 Code") as well as the ASX Principles of Good Corporate Governance and Best Practice Recommendations ("ASX Code"). Where one exchange has more stringent requirements, SingTel will strive to observe the more stringent requirements. In keeping with SingTel's commitment to good corporate governance practices, SingTel reviewed and complied with the 2005 Code in its 2005/2006 Annual Report even though the 2005 Code takes effect only for Annual General Meetings ("AGMs") held on or after 1 January 2007.

This report sets out SingTel's main corporate governance practices with reference to the 2005 Code and the ASX Code. Unless otherwise stated, these practices were in place for the entire financial year.

The Board of Directors is responsible for SingTel's corporate governance standards and policies, and stresses their importance across the Group. SingTel has received accolades from the investment community for excellent corporate governance. More details can be found under 'Awards and Accolades' on page 18.

Board Matters

Board's Conduct of its Affairs

The Board oversees the business affairs of the SingTel Group. It assumes responsibility for the Group's overall strategic plans and performance objectives, financial plans and annual budget, key operational initiatives, major funding and investment proposals, financial performance reviews, compliance and accountability systems, and corporate governance practices. The Board also appoints the Group CEO, approves the policies and guidelines for Board and Senior Management remuneration, and approves the appointment of Directors. In line with best practices in corporate governance, the Board also oversees long-term succession planning for Senior Management.

SingTel has established financial authorisation and approval limits for operating and capital expenditure, the procurement of goods and services, and the acquisition and disposal of investments. Apart from matters that specifically require the Board's approval – such as the issue of shares, dividend distributions and other returns to shareholders – the Board approves transactions exceeding certain threshold limits, while delegating authority for transactions below those limits to Board Committees and the Management Committee so as to optimise operational efficiency.

The Board meets regularly, and sets aside time at each scheduled Board meeting to meet without the presence of Management. Board meetings are full-day affairs and include presentations by senior executives and external consultants/experts on strategic issues relating to specific business areas. At least one Board meeting a year is held overseas, in a country where the Group either has significant interests or has an interest in investing. In addition to at least seven scheduled meetings each year, the Board meets as and when warranted by particular circumstances. Nine Board meetings were held in the financial year ended 31 March 2007. Meetings via telephone or video conference are permitted by SingTel's Articles of Association.

A record of the Directors' attendance at Board meetings during the financial year ended 31 March 2007 is set out on page 59.

Directors are required to act in good faith and in the interests of SingTel. All new Directors appointed to the Board are briefed on the Group's business activities, its strategic direction and policies, and the regulatory environment in which the Group operates, as well as their statutory and other duties and responsibilities as Directors. In line with best practices in corporate governance, the 2005 Code and the ASX Code, new Directors also receive a letter from the Company stating clearly the Board's role and the role of non-executive Directors, the time commitment that the Director would be expected to allocate and other relevant matters.

Directors' Attendance at Board Meetings

Name of Director	Scheduled Board Meetings* Number of Meetings Held	Scheduled Board Meetings* Number of Meetings Attended	Ad Hoc Board Meetings* Number of Meetings Held	Ad Hoc Board Meetings* Number of Meetings Attended
Chumpol NaLamlieng	7	7	2	2
Graham John Bradley	7	7	2	2
Paul Chan Kwai Wah	7	6	2	2
Chua Sock Koong (1)	3	3	1	1
Heng Swee Keat	7	5	2	2
Simon Israel	7	7	2	2
Professor Tommy Koh	7	7	2	1
Lee Hsien Yang (2)	7	7	2	2
John Powell Morschel	7	7	2	2
Kaikhushru Shiavax Nargolwala (3)	4	3	1	1
Deepak S Parekh	7	6	2	1
Nicky Tan Ng Kuang	7	7	2	2
Jackson Peter Tai (4)	3	2	-	-

* *Refers to meetings held/attended while each Director was in office.*
(1) *Ms Chua Sock Koong was appointed to the Board on 12 October 2006.*
(2) *Mr Lee Hsien Yang stepped down as Director with effect from 1 April 2007.*
(3) *Mr Kaikhushru Shiavax Nargolwala was appointed to the Board on 29 September 2006.*
(4) *Mr Jackson Peter Tai retired following the conclusion of the AGM held on 28 July 2006.*

Board Composition and Balance

The size and composition of the Board are reviewed from time to time by the Corporate Governance and Nominations Committee, which seeks to ensure that the size of the Board is conducive to effective discussion and decision-making, and that the Board has an appropriate balance of independent Directors. The Committee also seeks to maintain an appropriate balance of expertise, skills and attributes among the Directors, including relevant core competencies in areas such as accounting and finance, business and management, industry knowledge, strategic planning, customer-based experience and knowledge, and regional business expertise. Any conflicts of interest are taken into consideration.

The composition of the Board has changed significantly in recent years. Reflecting the focus of the Group's business in the region, more than half of SingTel's 11 Directors are, or originate, from countries outside Singapore, namely, the Chairman, Mr Chumpol NaLamlieng, and non-executive Directors, Messrs Graham John Bradley, Simon Israel, John Powell Morschel, Kaikhushru Shiavax Nargolwala and Deepak S Parekh.

The Corporate Governance and Nominations Committee assesses the independence of each Director, taking into account the SGX and ASX corporate governance guidance for assessing independence. On this basis, Ms Chua Sock Koong, SingTel's Group CEO, and Mr Simon Israel, an Executive Director of Temasek Holdings (Private) Limited, are the only non-independent Directors. The independent Directors are Messrs Chumpol NaLamlieng, Graham John Bradley, Paul Chan Kwai Wah, Heng Swee Keat, John Powell Morschel, Kaikhushru Shiavax Nargolwala, Deepak S Parekh, Nicky Tan Ng Kuang and Professor Tommy Koh.

A Director who has no relationship with the Group or its officers that could interfere, or be reasonably perceived to interfere, with the exercise of his independent business judgement in the best interests of SingTel, is considered to be independent. The Chairman and all other members of the Board, except those mentioned above, are considered to be independent Directors.

Corporate Governance Report

In assessing the independence of the Directors, the Corporate Governance and Nominations Committee has examined the different relationships identified by the 2005 Code and the ASX Code that might impair the Directors' independence and objectivity, and is satisfied that the Directors are able to act with independent judgement.

In particular, while Mr Graham John Bradley is the Chairman of Stockland Corporation Limited ("Stockland"), which is listed on the ASX, and Optus pays to the Stockland group rents under commercial leases which exceed S$200,000, Mr Bradley has been assessed as independent as the leases were negotiated at arms' length on commercial terms. Similarly, while Mr Paul Chan Kwai Wah was the Senior Vice President and Managing Director of Hewlett-Packard Asia Pacific Pte Ltd ("HP") until 30 April 2006, and the HP group supplies services to, and buys services from, the Group which might exceed S$200,000, Mr Chan has been assessed as independent notwithstanding that he was an officer of HP for part of the period under review because all transactions between the HP group and the SingTel Group are at arms' length. The same basis has been used in assessing the independence of Mr Jackson Peter Tai, who stepped down as a Director of SingTel on 28 July 2006. Mr Tai is the Vice Chairman and CEO of DBS Bank Ltd ("DBS") and the DBS group supplies services to, and buys services from, the Group which might exceed S$200,000. The Board considers that these relationships did not influence Mr Bradley's, Mr Chan's or Mr Tai's ability and willingness to operate independently, and they have shown independence and objectivity in the broader performance of their obligations as Directors.

The profile of each Director and other relevant information are set out under 'Board of Directors' from pages 8 to 13.

Chairman and CEO

There is a clear separation of the roles and responsibilities of the Chairman and the Group CEO. The Chairman, who is an independent Director, leads the Board and is responsible for the Board's workings and proceedings, while the Group CEO is responsible for implementing the Group's strategies and policies, and for conducting the Group's business.

Board Membership

SingTel's Corporate Governance and Nominations Committee establishes and reviews the profile required of Board members and makes recommendations to the Board on the appointment, re-nomination and retirement of Directors.

When an existing Director chooses to retire or is required to retire from office by rotation, or the need for a new Director arises, the Corporate Governance and Nominations Committee reviews the range of expertise, skills and attributes of the Board and the composition of the Board, identifies SingTel's needs and prepares a shortlist of candidates with the appropriate profile for nomination or re-nomination. Where necessary, the Committee may seek advice from external search consultants.

The Corporate Governance and Nominations Committee takes factors such as attendance, preparedness, participation and candour into consideration when evaluating the past performance and contributions of a Director for recommendation to the Board. However, the re-nomination or replacement of a Director does not necessarily reflect the Director's performance or contributions to the Board. The Committee may have to consider the need to position and shape the Board in line with the evolving needs of SingTel and the business. The Board would appoint the most suitable candidate who stands for election or re-election by shareholders at the following AGM of SingTel. Shareholders are provided with relevant information on the candidate for election or re-election.

Directors must ensure that they are able to give sufficient time and attention to the affairs of SingTel and, as part of its review process, the Corporate Governance and Nominations Committee decides whether or not a Director is able to do so and whether he/she has been adequately carrying out his/her duties as a Director of SingTel. The Committee has also adopted an internal guideline that seeks to address the competing time commitments that may be faced when a Director holds multiple board appointments.

At each AGM, not less than one-third of the Directors (referring to those who have been longest in office since their appointment or re-election, and including executive Directors) are required to retire from office by rotation. In addition, if a Director would have held office for more than three years by the following AGM, he/she is required to retire at the AGM. A retiring Director is eligible for re-election by shareholders of SingTel at the AGM. In addition, a Director appointed by the Board to fill a casual vacancy, or appointed as an additional Director, may only hold office until the next AGM, at which time he/she will be eligible for re-election by shareholders.

Board Performance

The Board and the Corporate Governance and Nominations Committee strive to ensure that Directors on the Board possess the experience, knowledge and skills critical to the Group's business so as to enable the Board to make sound and well-considered decisions.

Directors also participate in an annual offsite workshop with Senior Management to strategise and plan the Group's mid-term direction. Training and development programmes for Directors include talks and presentations by renowned experts and professionals in various fields, such as telecommunications, technology, regulatory matters and the economy/business environment in relevant markets. The Directors may also attend other appropriate courses, conferences and seminars.

Each year, the Corporate Governance and Nominations Committee undertakes a process to assess the effectiveness of the Board as a whole and the contributions by each Director. During the financial year, Directors were requested to complete appraisal forms to assess the overall effectiveness of the Board. The results of the appraisal exercise were considered by the Committee which then made recommendations to the Board, aimed at helping the Board discharge its duties more effectively. The appraisal process focused on the evaluation of factors such as the size and composition of the Board, the Board's access to information, Board processes and accountability, Board performance in relation to its principal functions, communication with Senior Management, and Directors' standards of conduct. The Board is of the view that financial indicators are not appropriate as criteria for assessing the Board's performance as the Board's role is seen to be more in formulating, rather than executing, strategy and policy.

The Directors were also requested to complete appraisal forms to assess each individual Director's contributions to the effectiveness of the Board. Each Director was given the opportunity to meet with the Chairman and the chairman of the Corporate Governance and Nominations Committee to discuss the appraisal exercise and other Board matters. In addition, the contributions and performance of each Director were assessed by the Committee as part of its periodic reviews of the composition of the Board and the various Board Committees. In the process, the Committee was able to identify areas for improving the effectiveness of the Board and its Committees. In relation to the Board Committees, the chairman of each Committee prepared a report on the Committee's activities for the financial year and the report was presented to the Board.

Access to Information

Prior to each Board meeting, SingTel's Management provides the Board with information relevant to matters on the agenda for the Board meeting. The Board also receives regular reports pertaining to the operational and financial performance of the Group. In addition, Directors receive analysts' reports on SingTel and other telecommunications companies on a quarterly basis. Such reports enable the Directors to keep abreast of key issues and developments in the industry, as well as challenges and opportunities for the Group.

The Board has separate and independent access to Senior Management and the Company Secretary at all times. The Company Secretary attends all Board meetings and is responsible for, among other things, ensuring that Board procedures are observed and that applicable rules and regulations are complied with. Procedures are in place for Directors and Board Committees, where necessary, to seek independent professional advice at the expense of SingTel.

Board and Management Committees

The following Board Committees assist the Board in executing its duties:

- Finance and Investment Committee
- Audit Committee
- Compensation Committee
- Corporate Governance and Nominations Committee
- Optus Advisory Committee.

The chairman of each Board Committee is an independent Director. Each Board Committee may make decisions on matters within its terms of reference and applicable limits of authority. The terms of reference of each Committee are reviewed from time to time, as are the Committee structure and membership.

The selection of Board Committee members requires careful management to ensure that Directors with appropriate qualifications and skills are in each Committee, and that there is an equitable distribution of responsibilities among Board members. The need to maximise the effectiveness of the Board, and to encourage active participation and contribution from Board members are also taken into consideration.

A record of each Director's Board Committee memberships and attendance at Board Committee meetings during the financial year ended 31 March 2007 is set out on page 62.

Directors' Board Committee Memberships and Attendance at Board Committee Meetings

Name of Director	Finance and Investment Committee*		Audit Committee*		Compensation Committee*		Corporate Governance and Nominations Committee*		Optus Advisory Committee*	
	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended
Chumpol NaLamlieng	6	6			4	4				
Graham John Bradley			4	4					2	2
Paul Chan Kwai Wah	6	6					10	10		
Chua Sock Koong [1]	6	6	4	4					2	2
Heng Swee Keat [2]			2	2	3	3				
Simon Israel [3]	2	2					9	9	1	1
Professor Tommy Koh							10	10		
Lee Hsien Yang [4]	6	6	4	4	3	3			2	2
John Powell Morschel					4	4			2	2
Kaikhushru Shiavax Nargolwala [5]			2	2			1	1		
Deepak S Parekh					4	3				
Nicky Tan Ng Kuang			4	4					2	2
Jackson Peter Tai [6]	2	1			1	1				

* *Refers to meetings held/attended while each Director was in office.*

(1) *Ms Chua Sock Koong was in attendance at the meetings of the Finance and Investment Committee, the Audit Committee and the Optus Advisory Committee in her capacity as Deputy Group CEO/Group CFO. She was not a member of any of the Committees during the financial year.*

(2) *Mr Heng Swee Keat ceased to be a member of the Audit Committee on 28 September 2006 and was appointed to the Compensation Committee on 29 September 2006.*

(3) *Mr Simon Israel ceased to be a member of the Corporate Governance and Nominations Committee on 23 November 2006 and was appointed to the Finance and Investment Committee on 29 September 2006 and the Optus Advisory Committee on 24 November 2006.*

(4) *Mr Lee Hsien Yang stepped down as Director and Group CEO with effect from 1 April 2007. Mr Lee was a member of the Finance and Investment Committee and the Optus Advisory Committee. He was not a member of the other committees although he was in attendance at meetings of those committees as appropriate.*

(5) *Mr Kaikhushru Shiavax Nargolwala was appointed to the Audit Committee on 29 September 2006 and the Corporate Governance and Nominations Committee on 24 November 2006.*

(6) *Mr Jackson Peter Tai retired following the conclusion of the AGM held on 28 July 2006.*

Finance and Investment Committee

The Finance and Investment Committee must comprise at least three non-executive Directors, the majority of whom, including the chairman, must be independent.

The main responsibilities of the Finance and Investment Committee are to consider and approve strategic and portfolio investments and divestments within certain prescribed thresholds, review the Group's investment and treasury policies, and manage the Group's assets and liabilities in accordance with the policies and directives of the Board. The Finance and Investment Committee also approves any on-market share repurchase pursuant to SingTel's share purchase mandate.

Audit Committee

The Audit Committee must comprise at least three Directors, all of whom must be non-executive Directors and the majority of whom, including the chairman, must be independent Directors. At least two members of the Audit Committee must have accounting or related financial management expertise or experience. As required by the terms of reference of the Audit Committee, the chairman of the Audit Committee is a Director other than the Chairman of the Board.

The Audit Committee has explicit authority to investigate any matter within its terms of reference, and has the full cooperation of and access to Management. It has direct access to the internal and external auditors, and full discretion to invite any Director or executive officer to attend its meetings.

The main responsibilities of the Audit Committee are to assist the Board in discharging its statutory and other responsibilities relating to internal controls, financial and accounting matters, compliance, and business and financial risk management.

The Audit Committee reports to the Board on the audits undertaken by the internal and external auditors, the adequacy of disclosure of information, and the appropriateness and quality of the system of risk management and internal controls. It reviews the quarterly and annual financial statements with Management and the external auditors, reviews and approves the annual audit plans for the internal and external auditors, and reviews the internal and external auditors' evaluation of the system of internal accounting controls.

The Audit Committee is responsible for evaluating the cost effectiveness of audits, the independence and objectivity of the external auditors, and the nature and extent of the non-audit services provided by the external auditors. It also makes recommendations to the Board on the appointment or re-appointment of the external auditors. In addition, the Audit Committee reviews and approves the SingTel Internal Audit Charter to ensure the adequacy of the internal audit function. At the same time, it ensures that the internal audit function is adequately resourced and has appropriate standing within SingTel.

During the financial year, the Audit Committee reviewed the Management's and SingTel Internal Audit's assessment of fraud risk and held discussions with the external auditors, and is satisfied with the processes put in place to mitigate fraud risk exposure in the Group. The Audit Committee also reviewed and is satisfied with the whistle-blower arrangements instituted by the Group by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The Audit Committee met four times during the financial year. At these meetings, the Group CEO, CEO (Singapore), CEO (International), CEO Optus, Group CFO, CFO Optus and Vice President (Audit) were also in attendance. During the financial year, the Audit Committee reviewed and approved the quarterly financial statements prior to recommending their release to the Board, as applicable. It reviewed the results of audits performed by SingTel Internal Audit based on the approved audit plan, significant litigation and fraud investigations, SingTel's register of interested person transactions and non-audit services rendered by the external auditors. The Audit Committee also met with the internal and external auditors, without the presence of Management, during the financial year.

Compensation Committee

The Compensation Committee comprises four Directors, all of whom are non-executive and independent. The Committee may have access to expert advice inside and/or outside SingTel.

The main responsibilities of the Compensation Committee are to approve the Group's policies on employment terms, promotion, remuneration and benefits for employees of all grades, and the remuneration of Senior Management, to determine (for the Board's endorsement) the remuneration package for the executive Director, as well as the policies and guidelines for Directors' fees and benefits, and to administer and review any performance share plan or other incentive schemes of SingTel.

The Group CEO, who is not a member of the Compensation Committee, may attend meetings of the Committee but does not attend discussions relating to his/her own performance and remuneration.

SingTel's remuneration policy and remuneration for our Directors and Senior Management are discussed in this report from pages 67 to 72.

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee must comprise at least three Directors, the majority of whom, including the chairman, must be independent. In line with the 2005 Code, the chairman of the Committee, Professor Tommy Koh, is not a substantial shareholder of SingTel, nor is he directly associated with any substantial shareholder of SingTel.

The main functions of the Corporate Governance and Nominations Committee are outlined in the commentaries on 'Board Composition and Balance', 'Board Membership' and 'Board Performance' from pages 59 to 61. The Committee is also responsible for the development and review of SingTel's corporate governance principles and practices, taking into account relevant local and international developments in the area of corporate governance.

Optus Advisory Committee

The Optus Advisory Committee comprises at least three Directors, the majority of whom, including the chairman, is independent. With the alignment of Optus' internal systems and controls with those of the SingTel Group, the Committee now focuses on strategic business issues in relation to the Australian business.

Management Committee

In addition to the five Board Committees, SingTel has a Management Committee that comprises the Group CEO, CEO (Singapore), CEO (International), CEO Optus, Group CFO, Group Chief Information Officer, Group Director (Human Resource) and EVP (Networks).

The Management Committee meets every week to review and direct management and operational policies and activities.

Accountability and Audit

Accountability

SingTel recognises the importance of providing the Board with accurate and relevant information on a timely basis. Hence, Board members receive monthly financial and business reports from SingTel's Management. Such reports compare SingTel's actual performance against the budget, and highlight key business indicators and major issues that are relevant to SingTel's performance, position and prospects.

For the financial year ended 31 March 2007, SingTel's Group CEO and Group CFO have provided certification to the Board on the integrity of SingTel's financial statements and on SingTel's risk management, compliance and internal control systems. The certification covers SingTel and the subsidiaries that we control. The Board provides a negative assurance confirmation for interim financial statements, in line with stock exchange requirements.

Internal Audit

SingTel Internal Audit comprises a team of 49 staff, including the Vice President (Audit) who reports to the Audit Committee functionally and to the Group CEO administratively. SingTel Internal Audit is a member of the Singapore branch of The Institute of Internal Auditors Incorporated, USA, and adopts the best practice standards laid down in the Professional Practices Framework issued by The Institute of Internal Auditors. During the financial year, SingTel Internal Audit completed an external Quality Assurance Review and was rated as generally conforming to the Standards for the Professional Practice of Internal Auditing.

SingTel Internal Audit adopts a risk-based approach in formulating the annual audit plan which aligns its activities to the key risks across the Group. This plan is reviewed and approved by the Audit Committee. The reviews performed by SingTel Internal Audit are aimed at assisting the Board in promoting sound risk management and good corporate governance through assessing the design and operating effectiveness of controls that govern key business processes and risks identified in the overall risk framework of the Group.

SingTel Internal Audit's reviews also focus on compliance with SingTel's policies, procedures and regulatory responsibilities, performed in the context of financial and operational, revenue assurance and information systems reviews. SingTel Internal Audit also works with the internal audit functions of SingTel's material associated and joint venture companies to promote joint reviews and the sharing of knowledge and/or internal audit practices.

External Auditors

The Board is responsible for the initial appointment of the external auditors. Shareholders then approve the appointment at SingTel's AGM. The external auditors hold office until their removal or resignation. The Audit Committee assesses the external auditors based on factors such as the performance and quality of their audit and the independence of the auditors, and recommends their re-appointment to the Board. Pursuant to the requirements of the SGX, an audit partner may only be in charge of a maximum of five consecutive annual audits and may then return after two years. The current Deloitte & Touche audit partner for SingTel was appointed with effect from the financial year ended 31 March 2007.

In order to maintain the independence of the external auditors, SingTel has developed policies regarding the type of non-audit services that the external auditors can provide to the SingTel Group and the related approval processes. The Audit Committee has also reviewed the non-audit services provided by the external auditors during the financial year and the fees paid for such services. The Audit Committee is satisfied that the independence of the external auditors has not been impaired by the provision of those services. The external auditors have also provided a confirmation of their independence to the Audit Committee.

Risk Management and Internal Controls

SingTel's goals and objectives are partly achieved through astute risk management. The Board reviews SingTel's risk profile and ensures that there are robust risk management policies and internal controls in place. The Board has delegated the responsibility for setting the direction for the Group's risk management strategy to SingTel's Management.

The key risks of the Group have been identified within a group-wide risk framework that has been approved by SingTel's Management. The Group faces internal and external risks that are categorised as environmental, operational or management decision-making risks.

Operational risk is the risk of loss arising from external events, or from inadequate or failed internal processes, people or systems. To mitigate operational risks, business unit managers are responsible for identifying the key risks within their business units, and for monitoring and managing the identified risks.

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group has established risk management policies, guidelines and control procedures to manage our exposure to such financial risks. Details of the various financial risk factors and the management of such risks are outlined in Note 38 to the Financial Statements on page 153.

It is part of the Board's oversight role to ensure that there are adequate policies in relation to risk management and internal controls, and to oversee the effectiveness of the policies in achieving SingTel's goals and objectives. The responsibility for implementing appropriate policies and procedures to achieve effective risk management and internal control is delegated to SingTel's Management. The overall framework established by SingTel's Management is designed to enhance the soundness of the Group's financial reporting, risk management, compliance and internal control systems and includes:

- Audits performed by SingTel Internal Audit in accordance with the approved annual audit plan;
- Control Self-Assessments conducted by business units;
- Process improvement initiatives undertaken by business units, including approved outsourced independent reviews;
- Benchmarking against key risk indicators, such as loss reporting, exceptions reporting and management reviews;
- Annual formal evaluations by the heads of business units and support functions on the soundness, effectiveness and efficiency of the financial reporting, risk management, compliance and internal control systems in their respective areas of responsibility. SingTel has adopted the COSO (Committee of the Sponsoring Organisations of the Treadway Commission) Internal Control Integrated Framework for this evaluation process;
- Implementation of formal policies and procedures relating to the delegation of authority;
- Involvement of experienced and suitably qualified employees who take responsibility for important business functions; and
- Segregation of key functions that are deemed incompatible and that may give rise to a risk that errors or irregularities may not be promptly detected.

Considerable importance is placed on maintaining a strong control environment. There is an organisation structure with clearly drawn lines of accountability and delegation of authority. There are documented procedures in place that cover management accounting, financial reporting, project appraisal, information systems security, compliance and other risk management issues. The Group also has both an insurance programme and a Business Continuity Planning programme.

The systems that are in place are intended to provide reasonable but not absolute assurance against material misstatements or loss as well as to ensure the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with applicable legislation, regulation and best practice, and the identification and containment of business risk.

In the course of their statutory audit, SingTel's external auditors carry out a review of the Group's material internal controls to the extent of the scope as laid out in their audit plan. Any material non-compliance and internal control weaknesses, together with the external auditors' recommendations to address them, are reported to the Audit Committee. SingTel's Management, with the assistance of SingTel Internal Audit, follows up on the external auditors' recommendations as part of their role in reviewing the Group's internal control systems.

Based on the work performed by SingTel Internal Audit during the financial year and the review undertaken by the external auditors, the Audit Committee is of the opinion that there are adequate internal controls in the Group.

Communication with Shareholders

SingTel is committed to open and honest communication with the investment community.

A key focus of SingTel's investor relations efforts is to keep shareholders abreast of the Group's performance and strategy. SingTel's Management proactively meets investors via one-on-one discussions, international roadshows, and major conferences organised by brokerage firms. In the financial year ended 31 March 2007, SingTel met close to 600 investors in about 500 meetings. To help investors improve their understanding of the Group and our regional investments, the Investor Relations team organises two regular conferences, namely, SingTel Investor Day and SingTel Regional Mobile Investor Day. These conferences provide investors access to senior line managers of SingTel and Optus, and Management of our regional mobile associates. All the presentation slides shown to investors are publicly available on the SingTel website.

We disclose our quarterly results with detailed financial and operational metrics in a timely manner. SingTel's Group CEO and the Senior Management team present the Group's financial performance on a quarterly basis to members of the media and analysts. Retail investors are able to view webcasts of the Group CEO's presentations and conference calls with analysts. The SingTel website serves as an important resource for investors. It contains the Group's publicly disclosed financial information, annual reports, investor presentations, news releases and announcements over the last five years. Any new material information is disclosed first to the SGX and ASX to ensure equal dissemination of information to all investors.

The analysis of global developments in the telecommunications sector by the Investor Relations team helps to improve the planning, strategies and processes of the Group's businesses. The Investor Relations team also regularly keeps Management abreast of investor views and sentiments. This is critical as it allows Management to consider feedback from the investment community before formulating capital management policies and shareholder meeting resolutions.

SingTel has been recognised for our proactive investor relations programme in polls conducted by leading financial journals such as IR Magazine, The Business Times and FinanceAsia.

During each AGM, SingTel's Group CEO gives a structured presentation to explain the progress of the Group over the past year. This allows shareholders to better understand the Group's performance and strategies. The chairmen of the Finance and Investment, Audit, Compensation and/or Corporate Governance and Nominations Committees are in attendance at SingTel's AGMs to address shareholders' queries. SingTel's external auditors are also invited to attend our AGMs and assist the Directors in addressing queries from shareholders relating to the conduct of the audit and the preparation and content of the auditors' report. Almost 500 shareholders attended last year's AGM. To enhance transparency, SingTel will continue to release proxy voting results for the coming years.

SingTel fully supports shareholder participation at AGMs. A registered shareholder may appoint a proxy to attend and vote. SingTel typically provides one month's notice of meetings. Voting in absentia by mail, facsimile or email is not currently permitted to ensure proper authentication of the identity of shareholders and their voting intentions.

To help shareholders assess the Group's outlook, a detailed set of guidance for the next financial year is released at the full-year results. In its quarterly results, such guidance may be updated to reflect prevailing market conditions.

Securities Trading

SingTel's securities trading policy states that Directors and officers of the Group should not deal in SingTel shares during the period commencing two weeks before the announcement of SingTel's financial statements for each of the first three quarters of the financial year, and during the period commencing one month before the announcement of the financial statements for the financial year, and ending on the date of the announcement of the relevant results. The policy also discourages trading on short-term considerations.

Continuous Disclosure

There are formal policies and procedures to ensure that SingTel complies with our disclosure obligations under the listing rules of the SGX and ASX. A Market Disclosure Committee is responsible for SingTel's Market Disclosure Policy. The policy contains guidelines and procedures for internal reporting and decision-making with regard to the disclosure of material information. The Company Secretary manages the policy.

Material Contracts

There are no material contracts entered into by SingTel or any of our subsidiaries that involve the interests of the Group CEO, any Director, or the controlling shareholder, Temasek Holdings (Private) Limited.

Codes Of Conduct And Practice

SingTel has a code of internal corporate governance practices, policy statements and standards, as described in this report, and makes this code available to Board members as well as employees of the Group. The processes and standards in the code are intended to enhance investor confidence and rapport and to ensure that decision-making is properly carried out in the best interests of the Group. The code is reviewed from time to time and updated to reflect changes to the existing systems or the environment in which the Group operates.

SingTel also has an internal code of conduct that applies to all employees. The code sets out principles to guide employees in carrying out their duties and responsibilities to the highest standards of personal and corporate integrity when dealing with SingTel, our competitors, customers, suppliers and the community. The code of conduct covers areas such as conduct in the workplace, business conduct, protection of SingTel's assets, confidentiality, non-solicitation of customers and employees, conflicts of interest and corporate opportunities. The code is posted on SingTel's internal website. SingTel's internal staff manual maps out SingTel's policies and standards by which employees are expected to conduct themselves in the course of their employment with SingTel. The manual also contains procedures for the investigation of reports of misconduct or unethical practices and the taking of appropriate remedial actions.

SingTel has established an escalation process so that the Board, Senior Management, and internal and external auditors are kept informed of corporate crises on a timely basis, depending on their severity. Such crises may include violations of the code of conduct and/or applicable laws and regulations, as well as loss events which have or are expected to have a significant impact, financial or otherwise, on the Group's business and operations.

Whistle-Blower Policy

The Group is committed to a high standard of internal controls and adopts a zero tolerance approach to fraud. SingTel undertakes to investigate complaints of suspected fraud in an objective manner and has put in place a whistle-blower policy and procedures which provide employees with well-defined and accessible channels within the Group, including a direct channel to SingTel Internal Audit, for reporting suspected fraud, corruption, dishonest practices or other similar matters. The policy aims to encourage the reporting of such matters in good faith, with the confidence that employees making such reports will be treated fairly and, to the extent possible, be protected from reprisal. On an ongoing basis, the whistle-blower policy is covered during staff training as part of the Group's efforts to promote fraud control awareness.

Remuneration

The broad principles that guide the Compensation Committee in its administration of fees, benefits, remuneration and incentives for the Board of Directors and Senior Management are set out below.

Directors' Fees and Incentives

SingTel's Group CEO is an executive Director and is therefore remunerated as part of Senior Management. He/She does not receive Directors' fees.

The proposed fees for non-executive Directors for the financial year ended 31 March 2007 comprise a basic retainer fee, additional fees for appointment to Board Committees, attendance fees for ad hoc Board meetings, and a travel allowance for Directors who are required to travel out of their country or city of residence to attend Board meetings and Board Committee meetings which do not coincide with Board meetings. The fees are benchmarked against fees paid by other comparable telecommunications companies. There are no retirement benefit schemes in place for non-executive Directors. The framework for determining non-executive Directors' fees is as follows:

Basic Retainer Fee	
Board chairman	S$180,000 per annum
Director	S$ 90,000 per annum
Fee for Appointment to Audit Committee	
Committee chairman	S$50,000 per annum
Committee member	S$35,000 per annum
Fee for Appointment to Any Other Board Committee	
Committee chairman	S$35,000 per annum
Committee member	S$25,000 per annum
Attendance Fee per Ad Hoc Board Meeting	S$2,000
Travel Allowance for Board Meetings and Board Committee Meetings which do not coincide with Board Meetings (per day of travel required to attend meeting)	S$3,000

No Director decides his own fees. Directors' fees are recommended by the Compensation Committee and are submitted for endorsement by the Board. Directors' fees are subject to the approval of shareholders at the AGM.

Currently, Directors' fees for each financial year are paid in arrears, in the following financial year, after obtaining shareholders' approval at the AGM. It is proposed that, with effect from the financial year ending 31 March 2008, Directors' fees be paid during the financial year in which the fees are incurred. This proposal is subject to shareholders' approval at the AGM to be held on 27 July 2007.

Directors are encouraged to acquire SingTel shares each year from the open market to the extent of 50 per cent of their fees and to hold the equivalent of one year's fees in the shares while they remain on the Board. Directors who were previously eligible for applicable share option schemes are encouraged to hold, beyond the vesting period, any shares acquired by the exercise of share options under those schemes.

Details of the total fees and other remuneration of the Directors are set out on page 69.

Remuneration for Executive Directors and Senior Management

The Compensation Committee recognises that the Group operates in a regional environment. To remain competitive, the Compensation Committee has established the following objectives for its remuneration policy:

- To align the interests of Senior Management with those of shareholders;
- To attract, motivate and retain high-performing executives, which is necessary to sustain SingTel as a leading Asia Pacific communications provider;
- To achieve key financial and operational goals; and
- To be locally focused and competitive in each of the relevant employment markets.

The Compensation Committee reviews remuneration through a process that considers Group, company, business unit and individual performance, relevant comparative remuneration in the market and, where required, feedback from independent external advisors on human resource management and reward and benefit policies.

Remuneration of Directors

The aggregate compensation paid to or accrued for SingTel Directors for services in all capacities for the financial year ended 31 March 2007 is set out in the table below:

Name of Director	Fixed Component [1] (S$)	Variable Component [2] (S$)	Provident Fund [3] (S$)	Benefits [4] (S$)	Directors' Fees (S$)	Total S$
Chumpol NaLamlieng	-	-	-	-	296,000	296,000
Graham John Bradley	-	-	-	-	202,000	202,000
Paul Chan Kwai Wah	-	-	-	-	150,000	150,000
Chua Sock Koong [5]	744,250	855,000	9,945	57,782	-	1,666,977
Heng Swee Keat [6]	-	-	-	-	124,000	124,000
Simon Israel [7]	-	-	-	-	143,500	143,500
Professor Tommy Koh [6]	-	-	-	-	133,000	133,000
Lee Hsien Yang [5]	985,500	1,080,000	9,945	69,711	-	2,145,156
John Powell Morschel	-	-	-	-	186,000	186,000
Kaikhushru Shiavax Nargolwala [8]	-	-	-	-	79,354	79,354
Deepak S Parekh	-	-	-	-	156,000	156,000
Nicky Tan Ng Kuang	-	-	-	-	197,000	197,000
Jackson Peter Tai [9]	-	-	-	-	46,666	46,666

(1) Fixed Component refers to base salary and Annual Wage Supplement earned for the year ended 31 March 2007.
(2) Variable Component refers to cash bonus paid in June 2006 for work performed in the financial year 2005/2006.
(3) Provident Fund represents payments in respect of company statutory contributions to the Singapore Central Provident Fund.
(4) Benefits are stated on the basis of direct costs to the Company, and include car benefits and other non-cash benefits such as medical cover and club membership.
(5) Ms Chua Sock Koong was appointed to the Board on 12 October 2006. In addition to the remuneration disclosed above, Ms Chua Sock Koong and Mr Lee Hsien Yang were granted performance shares on 25 May 2006 under the SingTel Performance Share Plan as follows:

- *Ms Chua Sock Koong was awarded a General Award ("GA") of up to 470,269 shares and a Senior Management Award ("SMA") of up to 322,774 shares.*
- *Mr Lee Hsien Yang was awarded a GA of up to 1,144,519 shares and a SMA of up to 785,552 shares.*

Vesting of half of the shares under the GA is subject to the Group's Total Shareholders' Return ("TSR") being at least at the 50th percentile, relative to the component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over the performance period from 1 April 2006 to 31 March 2009. Vesting of the remaining GA shares is subject to TSR performance measured against the Index (as opposed to individual component stocks) over the same performance period. The fair value of the GA, using a Monte-Carlo simulation methodology at the point of grant, was S$1.09 per share.

Vesting of the SMA shares is subject to attaining at least a 75 per cent improvement on the targeted Return on Invested Capital over the performance period from 1 April 2006 to 31 March 2009, and provided that the above-mentioned GA vests. The fair value of the SMA, using a Monte-Carlo simulation methodology at the point of grant, was S$1.20 per share.

(6) Fees for public sector Directors are payable to government agencies.
(7) Fees were paid to Mr Simon Israel's employer with effect from 1 July 2006.
(8) Appointed to the Board on 29 September 2006.
(9) Retired as a Director following the conclusion of the AGM held on 28 July 2006. Fees were paid to Mr Jackson Peter Tai's employer

No employee of the Group who is an immediate family member of a Director was paid remuneration that exceeded S$150,000 during the financial year ended 31 March 2007.

Mr Lee Hsien Yang

Mr Lee Hsien Yang stepped down as Director and Group CEO of the SingTel Group with effect from 1 April 2007. Set out below is a summary of the payments made to him upon his departure:

i. Variable bonus of S$1,810,000 for work performed in the financial year 2006/2007.
ii. Pro-rated Annual Wage Supplement of S$19,089 for service during the period from 1 January 2007 to 31 March 2007.
iii. S$99,055 for annual leave earned and not utilised. This is in accordance with the Company's policy.

There were no performance shares awarded to Mr Lee for work performed in the financial year 2006/2007. In accordance with the rules of the SingTel Performance Share Plan and SingTel's existing policy, the Board of Directors of SingTel approved the vesting of his 2005 and 2006 awards on a pro-rated basis, based on the proportion of the respective three-year performance period which he had served, and the vesting results as at his last day of service, i.e., 31 March 2007.

The details and treatment of the historical performance shares awarded to him are set out below:

i. In May 2004, he was awarded 1,500,000 performance shares, subject to certain performance conditions being met and other terms and conditions. Based on the fulfilment of such conditions in the three-year performance period ended 31 March 2007, 1,312,500 performance shares have been vested;

ii. In May 2005, he was awarded 1,643,701 performance shares, subject to certain performance conditions being met and other terms and conditions. Based on the proportion of the three-year performance period served and vesting results as at 31 March 2007, 871,135 performance shares have been vested;

iii. In May 2006, he was awarded 1,930,071 performance shares, subject to certain performance conditions being met and other terms and conditions. Based on the proportion of the three-year performance period served and vesting results as at 31 March 2007, 500,292 performance shares have been vested.

The Board of Directors of SingTel also gave its approval for Mr Lee to exercise the vested share options granted to him pursuant to the Singapore Telecom Share Option 1999, up till 31 March 2009, two years from his departure.

There were no termination payments to Mr Lee in conjunction with his stepping down as Director and Group CEO of the SingTel Group.

Remuneration Components

The remuneration structure for Senior Management comprises five components – fixed component, variable component, provident/superannuation fund, benefits and long-term incentives. The structure is designed such that the percentage of the variable component of Senior Management's remuneration increases as they move up the organisation. The variable component is also dependent on the actual achievement of corporate targets and individual performance objectives. The cost and value of the remuneration components are considered as a whole and are designed to strike a balance between linking rewards to short-term and long-term objectives, and maintaining competitiveness with market practice.

- ***Fixed Component***
  The base salary should fall within the mid-range of what is paid by comparable companies in relevant employment markets for similar jobs, but may vary with responsibilities, performance, skills and the experiences that the individual brings to the role. For executives who exceed their performance objectives, the aggregate of base salary and variable bonus should fall within the upper range of what is paid by comparable companies. To ensure that the remuneration of Senior Management is consistent with these levels, the Compensation Committee benchmarks remuneration components against those of comparable companies.

  In Australia, consistent with local market practice, executives may opt for a portion of their salaries to be received in tax-effective benefits-in-kind, such as superannuation contributions and motor vehicles, while maintaining the same overall cost to the company.

- ***Variable Component***
  Variable bonus payouts are based on actual achievement against corporate, business unit and individual performance objectives. Although the performance objectives are different for each executive, they are assessed on the same principles across six areas: Financials, Business Processes, Strategy, Customer Service, People Development and Synergy. The performance objectives are reviewed and adjusted at the commencement of each financial year to ensure that the objectives contribute to the overall financial and operational goals of the Group.

  Individual bonus payouts are linked by way of performance indicators and scorecards to the six areas mentioned above. The Compensation Committee assesses the extent to which the performance objectives have been achieved and approves the bonus pool for distribution to executives.

- ***Provident/Superannuation Fund***
  This component is made up of SingTel's contributions towards the Singapore Central Provident Fund or the Optus Superannuation Fund or any other chosen fund, as applicable.

- ***Benefits***
  SingTel provides benefits consistent with local market practice, such as in-company medical scheme, club membership, employee discounts and other benefits that may incur Australian Fringe Benefits Tax, where applicable. Participation in such benefits is dependent on the country in which the executive is located. For expatriates located away from home, additional benefits, such as accommodation and children's education, may be provided.

- ***Long-Term Incentives***
  The share awards in 2006 were granted under the SingTel Performance Share Plan ("Share Plan"). As in past years, two categories of awards were made on an annual basis at the discretion of the Compensation Committee – General Awards for all staff and Senior Management Awards for Senior Management staff. They were made with reference

to the desired total remuneration target benchmarked against comparable companies in the market. The number of performance shares awarded was determined using the valuation (of the shares) based on a Monte-Carlo simulation on 25 May 2006, the 14th trading day after the release of SingTel's results for the financial year ended 31 March 2006. The final number of performance shares vested to the recipient would depend on the level of achievement of targets set over a three-year period.

The vesting criteria for both the General Awards and the Senior Management Awards for 2006 are similar to the corresponding criteria adopted for awards made in the past two years under the Share Plan. The vesting for half (50 per cent) of the General Award granted to an employee would be based on the Group's Total Shareholders' Return ("TSR") relative to the component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over the three-year performance period from 1 April 2006 to 31 March 2009. No performance shares will vest if the TSR, as determined by the Compensation Committee in its sole discretion, is below the 50th percentile as measured against that of other component stocks in the Index. The number of performance shares to be vested will be determined in accordance with the table on this page.

The remaining tranche (50 per cent) of the General Award would be subject to the TSR performance measured against the Index (as opposed to individual component stocks) over the performance period from 1 April 2006 to 31 March 2009, as follows:

- If SingTel Group's TSR is at or exceeds twice (i.e., 200 per cent) that of the Index, 100 per cent of the shares under this tranche would vest.
- If SingTel Group's TSR is 90 per cent or more but less than 200 per cent that of the Index, the percentage of the shares under this tranche that would vest would vary accordingly.
- If SingTel Group's TSR is less than 90 per cent that of the Index, none of the shares under this tranche would vest.

For the 2006 Senior Management Awards, vesting would take place if the following criteria are met:

- ***Vesting of the General Award***
  There must be vesting of the 2006 General Award before the 2006 Senior Management Award can vest. This would strengthen the alignment of interests of Senior Management with those of other executives. This criterion was also adopted for the 2004 and 2005 Senior Management Award.

- ***Return on Invested Capital ("ROIC") Criteria***
  As in the past two years, ROIC improvements over the performance period must exceed a minimum threshold level for vesting of the Senior Management Award. For the 2006 Award, SingTel must achieve an average improvement in ROIC of 0.3 percentage point for the three-year performance period from 1 April 2006 to 31 March 2009, as follows:
  - Where the target is met or exceeded and, subject to the vesting of the General Award, 100 per cent of the performance shares will vest.
  - Where 75 per cent or more but less than 100 per cent of the targeted ROIC improvement is met, the performance shares will, subject to the vesting of the General Award, vest to the same extent in percentage terms as the percentage to which the target has been met.
  - Where less than 75 per cent of the targeted ROIC improvement is met, no performance shares will vest.

Total Shareholders' Return Percentile Ranking Criteria for 50 per cent of the 2006 General Award

TSR	Percentage of Performance Shares to be Vested
80th to 100th percentile	100%
70th to 79th percentile	90%
60th to 69th percentile	70%
50th to 59th percentile	50%
< 50th percentile	0%

Details of the performance shares granted under the Share Plan during the financial year are set out in the financial statements under the 'Directors' Report'.

In line with market practice, SingTel may, under special circumstances, compensate Senior Management for their past contributions when their services are no longer needed, for example, due to redundancies arising from reorganisation or restructuring of the Group.

Remuneration of Senior Management

The aggregate compensation paid to or accrued to the five top-earning key executives for the financial year ended 31 March 2007 is set out in the table below:

Name of Senior Executive	Fixed Component [1] (S$)	Variable Component [2] (S$)	Provident/ Superannuation Fund [3] (S$)	Benefits [4] (S$)	Total (S$)	SingTel Performance Share Plan [5]: Number of Performance Shares (General Award)	SingTel Performance Share Plan [5]: Number of Performance Shares (Senior Management Award)
The following are in alphabetical order:							
Bill Chang York Chye [6] EVP (Business) SingTel	377,104	378,000	9,945	46,415	811,464	Up to 145,045 shares	Up to 99,553 shares
Allen Lew Yoong Keong [7] CEO (Singapore) SingTel	694,660	380,000	4,860	418,412	1,497,932	Up to 470,269 shares	Up to 322,774 shares
Lim Chuan Poh CEO (International) SingTel	467,357	400,000	6,885	53,028	927,270	Up to 347,477 shares	Up to 238,494 shares
Jeann Low Ngiap Jong [8] CFO Optus	335,620	300,000	7,020	616,094	1,258,734	Up to 274,324 shares	Up to 188,285 shares
Paul O'Sullivan [9] CEO Optus	1,161,986	538,200	151,055	71,265	1,922,506	Up to 530,445 shares	Up to 364,077 shares

(1) *Fixed Component refers to base salary and Annual Wage Supplement (where applicable) earned for the year ended 31 March 2007.*
(2) *Variable Component refers to cash bonus paid for work performed in the financial year 2005/2006.*
(3) *Provident Fund in Singapore represents payments in respect of company statutory contributions to the Singapore Central Provident Fund. Superannuation Fund in Australia represents payments in respect of the superannuation guarantee levy and additional company contributions to the superannuation scheme. Any contributions made by an individual may be salary sacrificed, and are part of the fixed component.*
(4) *Benefits are stated on the basis of direct costs to the Company, and include overseas assignment benefits, tax equalisation, car benefits and other non-cash benefits such as medical cover, club membership and Australia Fringe Benefits Tax, where applicable.*
(5) *Awards made under the SingTel Performance Share Plan on 25 May 2006, subject to the following vesting criteria:*

- *Vesting of half of the shares under the GA is subject to the Group's TSR being at least at the 50th percentile, relative to the component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over the performance period from 1 April 2006 to 31 March 2009. Vesting of the remaining GA shares is subject to TSR performance measured against the Index (as opposed to individual component stocks) over the same performance period. The fair value of the GA, using a Monte-Carlo simulation methodology at the point of grant, was S$1.09 per share.*
- *Vesting of the SMA shares is subject to attaining at least a 75 per cent improvement on the targeted ROIC over the performance period from 1 April 2006 to 31 March 2009, and provided that the above-mentioned GA vests. The fair value of the SMA, using a Monte-Carlo simulation methodology at the point of grant, was S$1.20 per share.*

(6) *Mr Bill Chang York Chye joined SingTel on 15 November 2005.*
(7) *Benefits for Mr Allen Lew Yoong Keong include tax equalisation in relation to his past secondment to Optus, Australia.*
(8) *Ms Jeann Low Ngiap Jong is based in Australia. She is seconded to Optus on terms with tax equalisation benefits.*
(9) *Mr Paul O'Sullivan is based in Australia.*

Note:
The above list excludes Mr William Hope, ex-EVP (Networks) of SingTel, who has retired and whose last day of service was on 31 March 2007.

Financial Statements

Contents


SingTel



Directors' Report

For the financial year ended 31 March 2007

The Directors present their report to the members together with the audited consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company (or "**SingTel**") for the financial year ended 31 March 2007.

1. DIRECTORS

The Directors of the Company in office at the date of this report are:

Chumpol NaLamlieng (Chairman)
Chua Sock Koong (Group Chief Executive Officer)
(appointed on 12 October 2006 as a Director and on 1 April 2007 as Group Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala (appointed on 29 September 2006)
Deepak S Parekh
Nicky Tan Ng Kuang

Lee Hsien Yang, who served during the financial year, stepped down as Group Chief Executive Officer and Director with effect from 1 April 2007.

Jackson Peter Tai, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 28 July 2006.

2. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("**1999 Scheme**"), and performance shares granted under the SingTel Performance Share Plan ("**Share Plan 2004**").

3. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The interests of the Directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of Directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act were as follows:



3. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (cont'd)

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 07	**At 1 Apr 06 or date of appointment, if later**	**At 31 Mar 07**	**At 1 Apr 06 or date of appointment, if later**
Singapore Telecommunications Limited				
(Ordinary shares)				
Chumpol NaLamlieng	**199,500**	150,000	**-**	-
Chua Sock Koong [1]	**1,439,420**	1,439,420	**18,744,985**	14,765,985
Lee Hsien Yang [2]	**475,000**	4,050,000	**21,332,142**	19,887,857
Graham John Bradley	**88,200**	92,860	**-**	-
Paul Chan Kwai Wah	**54,600**	57,460	**1,550**	1,620
Heng Swee Keat	**1,330**	1,390	**-**	-
Simon Israel	**179,820**	139,283	**-**	-
Professor Tommy Koh	**3,270**	3,440	**580**	610
John Powell Morschel	**55,780**	58,700	**-**	-
Kaikhushru Shiavax Nargolwala	**100,000**	-	**-**	-
Deepak S Parekh	**-**	-	**-**	-
Nicky Tan Ng Kuang	**150,000**	55,720	**-**	-
(Options to purchase ordinary shares)				
Chumpol NaLamlieng [3]	**-**	60,000	**-**	-
Chua Sock Koong [4]	**1,584,000**	1,584,000	**-**	-
Lee Hsien Yang [5]	**2,000,000**	2,000,000	**-**	-
Singapore Airlines Limited				
(Ordinary shares)				
Chua Sock Koong	**2,000**	2,000	**-**	-
Paul Chan Kwai Wah	**-**	-	**20,000**	20,000
Simon Israel	**9,500**	9,500	**-**	-
Neptune Orient Lines Limited				
(Ordinary shares)				
Paul Chan Kwai Wah	**1,000**	1,000	**1,000**	1,000
SP AusNet				
(stapled securities comprising one share in each of SP Australia Networks (Transmission) Ltd and SP Australia Networks (Distribution) Ltd and a unit in SP Australia Networks (Finance) Trust)				
Nicky Tan Ng Kuang	**600,000**	600,000	**-**	-



Directors' Report

For the financial year ended 31 March 2007

3. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (cont'd)

Notes:

(1) Chua Sock Koong's deemed interest of 18,744,985 shares included:

(a) 16,257,010 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited, the trustee of a trust established for the purposes of the SingTel Executives' Performance Share Plan ("Share Plan 2003") and Share Plan 2004 for the benefit of eligible employees of the Group;

(b) 28,137 ordinary shares held by Ms Chua's spouse; and

(c) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Ms Chua pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) Lee Hsien Yang's deemed interest of 21,332,142 shares included:

(a) 16,257,010 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited;

(b) 1,360 ordinary shares held by Mr Lee's spouse; and

(c) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Mr Lee pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(3) At an exercise price of S$1.39 per share.

(4) At exercise prices of between S$1.51 and S$2.97 per share (1 April 2006: Between S$1.51 and S$2.97 per share).

(5) At an exercise price of S$2.22 or S$2.97 per share (1 April 2006: At S$2.22 or S$2.97 per share).

Between the end of the financial year and 21 April 2007, Chua Sock Koong's deemed interest increased to 20,830,985 shares due to the acquisition by RBC Dexia Trust Services Singapore Limited of an additional 2,086,000 ordinary shares in SingTel for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes to any of the above-mentioned interests between the end of the financial year and 21 April 2007.

4. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

5. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the members of the Compensation Committee are Chumpol NaLamlieng (Chairman of the Compensation Committee), Heng Swee Keat, John Powell Morschel, and Deepak S Parekh.



5.1 Share Options

1999 Scheme

Options granted pursuant to the 1999 Scheme are in respect of ordinary shares in SingTel. Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the 1999 Scheme, were as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
<u>Market Price Share Options</u>						
For staff and senior management						
09.11.99	10.11.00 to 09.11.09	S$2.97	6,121	(1,575)	(284)	**4,262**
09.06.00	10.06.01 to 09.06.10	S$2.22	14,573	(6,998)	(102)	**7,473**
11.09.00	12.09.01 to 11.09.10	S$2.61	20	(20)	-	**-**
25.09.00	26.09.01 to 25.09.10	S$2.54	20	-	(20)	**-**
02.10.00	03.10.01 to 02.10.10	S$2.49	555	(555)	-	**-**
25.10.00	26.10.01 to 25.10.10	S$2.65	10	(10)	-	**-**
08.01.01	09.01.02 to 08.01.11	S$2.62	225	(225)	-	**-**
19.02.01	20.02.02 to 19.02.11	S$2.79	20	-	(20)	**-**
30.05.01	31.05.02 to 30.05.11	S$1.66	8,273	(3,921)	(65)	**4,287**
01.06.01	02.06.02 to 01.06.11	S$1.64	30	-	-	**30**
05.07.01	06.07.02 to 05.07.11	S$1.82	15	(15)	-	**-**
01.08.01	02.08.02 to 01.08.11	S$1.78	10	(10)	-	**-**
16.08.01	17.08.02 to 16.08.11	S$1.85	78	-	-	**78**
29.11.01	30.11.02 to 29.11.11	S$1.70	10,899	(4,368)	(507)	**6,024**
30.05.02	31.05.03 to 30.05.12	S$1.51	22,356	(9,310)	(707)	**12,339**
			63,205	(27,007)	(1,705)	**34,493**
For Group Chief Executive Officer (Lee Hsien Yang)						
09.11.99	10.11.00 to 09.11.09	S$2.97	500	-	-	**500**
09.06.00	10.06.01 to 09.06.10	S$2.22	1,500	-	-	**1,500**
			2,000	-	-	**2,000**
For Deputy Chief Executive Officer (Chua Sock Koong)						
09.11.99	10.11.00 to 09.11.09	S$2.97	134	-	-	**134**
09.06.00	10.06.01 to 09.06.10	S$2.22	750	-	-	**750**
30.05.01	31.05.02 to 30.05.11	S$1.66	400	(400)	-	**-**
30.05.02	31.05.03 to 30.05.12	S$1.51	900	(200)	-	**700**
			2,184	(600)	-	**1,584**
For non-executive Directors (including those who have since retired)						
09.09.02	10.09.03 to 09.09.07	S$1.39	180	(120)	-	**60**
Sub-total			**67,569**	**(27,727)**	**(1,705)**	**38,137**
<u>Performance Share Options</u>						
For senior management						
03.07.02	03.07.05 to 03.07.12	S$1.33	1,350	(1,350)	-	-
Sub-total			**1,350**	**(1,350)**	**-**	**-**
Total			**68,919**	**(29,077)**	**(1,705)**	**38,137**

Further particulars of the options granted pursuant to the 1999 Scheme have been set out in the Directors' Reports for the financial years ended 31 March 2001 to 31 March 2006.



5.1 Share Options (cont'd)

Details of the Directors' share options are set out in the following table:

	Aggregate Options		
	Granted since commencement of scheme to 31 Mar 07 ('000)	**Exercised since commencement of scheme to 31 Mar 07 ('000)**	**Outstanding as at 31 Mar 07 ('000)**
1999 Scheme			
Chumpol NaLamlieng	**60**	**(60)**	**-**
Chua Sock Koong	**4,709**	**(3,125)**	**1,584**
Lee Hsien Yang [1]	**6,050**	**(4,050)**	**2,000**
Graham John Bradley	**-**	**-**	**-**
Paul Chan Kwai Wah	**60**	**(60)**	**-**
Heng Swee Keat	**-**	**-**	**-**
Simon Israel	**-**	**-**	**-**
Professor Tommy Koh	**-**	**-**	**-**
John Powell Morschel	**60**	**(60)**	**-**
Kaikhushru Shiavax Nargolwala	**-**	**-**	**-**
Deepak S Parekh	**-**	**-**	**-**
Jackson Peter Tai [2]	**60**	**-**	**60**
Nicky Tan Ng Kuang	**60**	**(60)**	**-**
	11,059	**(7,415)**	**3,644**

Notes:

(1) Lee Hsien Yang stepped down as a Director of the Company with effect from 1 April 2007.

(2) Jackson Peter Tai retired as a Director of the Company following the conclusion of the Annual General Meeting held on 28 July 2006.

No options were granted to the Directors during the financial year ended 31 March 2007.

The 1999 Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no option has been granted since 2003. The existing options granted will continue to vest according to the terms and conditions of the 1999 Scheme and the respective grants.

From the commencement of the 1999 Scheme to 31 March 2007, options in respect of an aggregate of 273,767,350 ordinary shares in the Company have been granted to Directors and employees of the Company and its subsidiaries.

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited (**"Optus"**), the Optus Executive Option Plan (**"Optus Plan"**) was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option.

5.1 Share Options (cont'd)

Optus Executive Option Plan (cont'd)
Details were as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.63 for 1.66 SingTel shares	5,733	(2,187)	(1,010)	**2,536**

The figures in the table above show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.

The options under the 1999 Scheme and the Optus Plan do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No option has been granted to controlling shareholders of the Company or their associates, and there are no participants who have received five per cent or more of the total number of options available under the 1999 Scheme or the Optus Plan.

5.2 Performance Shares

Following the review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. This plan only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of the awards.

The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2007, awards comprising an aggregate of 38,548,775 shares and 105,379,959 shares have been granted under the Share Plan 2003 and Share Plan 2004 respectively.

Directors' Report

For the financial year ended 31 March 2007



5.2 Performance Shares (cont'd)

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows:

Date of grant	Balance as at 1 Apr 06 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 07 ('000)
Performance shares (General Awards)					
For staff and senior management					
25.06.03	25,244	-	(17,316)	(7,928)	**-**
25.02.04	37	-	(26)	(11)	**-**
26.05.04	25,348	-	(303)	(1,974)	**23,071**
01.09.04	466	-	-	-	**466**
26.11.04	50	-	-	-	**50**
26.05.05	26,216	-	(48)	(2,371)	**23,797**
25.08.05	154	-	-	-	**154**
30.11.05	299	-	-	-	**299**
28.02.06	454	-	-	-	**454**
25.05.06	-	33,431	(3)	(1,810)	**31,618**
24.08.06	-	20	-	-	**20**
28.11.06	-	30	-	-	**30**
02.03.07	-	418	-	-	**418**
	78,268	33,899	(17,696)	(14,094)	**80,377**
For Group Chief Executive Officer (Lee Hsien Yang)					
25.06.03	703	-	(492)	(211)	**-**
26.05.04	750	-	-	-	**750**
26.05.05	899	-	-	-	**899**
25.05.06	-	1,145	-	-	**1,145**
	2,352	1,145	(492)	(211)	**2,794**
For Deputy Chief Executive Officer (Chua Sock Koong)					
25.06.03	556	-	(389)	(167)	**-**
26.05.04	357	-	-	-	**357**
26.05.05	336	-	-	-	**336**
28.02.06	455	-	-	-	**455**
25.05.06	-	470	-	-	**470**
	1,704	470	(389)	(167)	**1,618**
Sub-total	**82,324**	**35,514**	**(18,577)**	**(14,472)**	**84,789**



5.2 Performance Shares (cont'd)

Date of grant	Balance as at 1 Apr 06 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 07 ('000)
<u>Performance shares (Senior Management Awards)</u>					
For senior management					
25.06.03	1,200	-	(1,200)	-	**-**
26.05.04	660	-	-	-	**660**
26.05.05	1,249	-	-	(26)	**1,223**
25.05.06	-	1,972	-	-	**1,972**
	3,109	1,972	(1,200)	(26)	**3,855**
For Group Chief Executive Officer (Lee Hsien Yang)					
25.06.03	703	-	(703)	-	**-**
26.05.04	750	-	-	-	**750**
26.05.05	745	-	-	-	**745**
25.05.06	-	786	-	-	**786**
	2,198	786	(703)	-	**2,281**
For Deputy Chief Executive Officer (Chua Sock Koong)					
25.06.03	417	-	(417)	-	**-**
26.05.04	267	-	-	-	**267**
26.05.05	251	-	-	-	**251**
25.05.06	-	323	-	-	**323**
	935	323	(417)	-	**841**
Sub-total	**6,242**	**3,081**	**(2,320)**	**(26)**	**6,977**
Total	**88,566**	**38,595**	**(20,897)**	**(14,498)**	**91,766**

During the financial year, awards in respect of an aggregate of 20,542,190 and 353,941 shares granted under the Share Plan 2003 and Share Plan 2004 were vested respectively. The awards under Share Plan 2003 were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003. The awards under Share Plan 2004 were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

The shares not vested as at 31 March 2007 relate only to awards granted under the Share Plan 2004.

As at 31 March 2007, no participant has been granted options under the 1999 Scheme or the Optus Plan and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents five per cent or more of the aggregate of:

(i) the total number of new shares available under the Share Plan 2004, the 1999 Scheme and the Optus Plan collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.



6. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman of the Audit Committee)
Graham John Bradley
Kaikhushru Shiavax Nargolwala (appointed on 29 September 2006)

Heng Swee Keat, who served during the financial year, stepped down as a member of the Audit Committee on 28 September 2006.

The Audit Committee carried out its functions in accordance with Section 201B of the Singapore Companies Act, Chapter 50.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal auditors to discuss the results of the respective examinations and their evaluation of the Company's system of internal accounting controls. The Committee also held discussions with the external auditors and is satisfied that the processes put in place by management provide reasonable assurance on mitigation of fraud risk exposure to the Group.

The Committee also reviewed the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2007 as well as the auditors' report thereon.

In addition, the Committee had, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify and report, and where necessary, sought appropriate approval for interested person transactions.

The Committee has full access to and has the co-operation of the management and has been given the resources required for it to discharge its function properly. It also has full discretion to invite any Director and executive officer to attend its meetings. The external and internal auditors have unrestricted access to the Audit Committee.

The Committee has nominated Deloitte & Touche for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

7. AUDITORS

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

On behalf of the Directors

Chumpol NaLamlieng
Chairman

Chua Sock Koong
Director

Singapore, 8 May 2007



Statement of Directors

For the financial year ended 31 March 2007

In the opinion of the Directors,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 85 to 172 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors

Chumpol NaLamlieng
Chairman

Chua Sock Koong
Director

Singapore, 8 May 2007



Independent Auditors' Report

To the Members of Singapore Telecommunications Limited
For the financial year ended 31 March 2007

We have audited the accompanying financial statements of Singapore Telecommunications Limited (the Company) and its subsidiaries (the Group) which comprise the balance sheets of the Group and the Company as at 31 March 2007, the income statement, statement of changes in equity and cash flow statement of the Group and the statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 85 to 172.

The financial statements for the year ended 31 March 2006 were audited by another auditor whose report dated 3 May 2006 expressed an unqualified opinion on those financial statements.

Directors' Responsibility
The Company's Directors are responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards and the Singapore Companies Act, Cap. 50 (the "Act"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants

Singapore, 8 May 2007

Consolidated Income Statement

For the financial year ended 31 March 2007



	Notes	2007 S$ Mil	2006 S$ Mil
Operating revenue	4	**13,151.1**	13,138.4
Operating expenses	5	**(8,986.3)**	(8,783.3)
Other income	6	**116.9**	111.6
Operational EBITDA		**4,281.7**	4,466.7
Compensation from IDA		**337.0**	337.0
Depreciation and amortisation	7	**(1,854.6)**	(1,976.7)
Exceptional items	8	**185.0**	815.5
Profit on operating activities		**2,949.1**	3,642.5
Share of results of associated and joint venture companies	9	**1,537.7**	1,206.5
Profit before interest, investment income and tax		**4,486.8**	4,849.0
Interest and investment income	10	**87.3**	137.0
Finance costs	11	**(421.4)**	(486.7)
Profit before tax		**4,152.7**	4,499.3
Tax expense	12	**(373.4)**	(338.0)
Profit after tax		**3,779.3**	4,161.3
Attributable to:			
Shareholders of the Company		**3,778.8**	4,163.3
Minority interest		**0.5**	(2.0)
		3,779.3	4,161.3
Underlying net profit	13	**3,556.3**	3,294.9
EBITDA	14	**6,691.5**	6,452.7
Earnings per share attributable to shareholders of the Company			
– basic (cents)	15	23.25	24.98
– diluted (cents)	15	23.13	24.88

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



Balance Sheets

As at 31 March 2007

	Notes	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Current assets					
Cash and cash equivalents	17	**1,390.1**	2,770.3	**188.5**	669.8
Trade and other receivables	18	**2,448.1**	2,078.3	**1,477.1**	1,058.1
Trading investments	19	**341.5**	860.3	**-**	-
Derivative financial instruments	27	**-**	69.8	**-**	6.6
Inventories	20	**93.4**	186.3	**6.3**	7.5
		4,273.1	5,965.0	**1,671.9**	1,742.0
Non-current assets					
Property, plant and equipment	21	**9,729.6**	9,464.7	**1,970.9**	2,208.7
Intangible assets	22	**10,091.4**	10,115.6	**3.3**	3.6
Subsidiaries	23	**-**	-	**18,319.0**	18,392.2
Associated companies	24	**93.9**	93.2	**24.7**	24.7
Joint venture companies	25	**7,077.5**	6,472.6	**49.1**	56.1
Available-for-sale (AFS) investments	26	**42.4**	51.7	**33.3**	43.3
Derivative financial instruments	27	**191.6**	239.2	**191.6**	239.2
Deferred tax assets	12	**1,047.7**	1,111.2	**-**	-
Other non-current receivables	28	**100.1**	93.0	**16.9**	26.2
		28,374.2	27,641.2	**20,608.8**	20,994.0
Total assets		**32,647.3**	33,606.2	**22,280.7**	22,736.0
Current liabilities					
Trade and other payables	29	**3,106.0**	3,183.0	**4,954.1**	2,174.5
Provision	30	**11.2**	18.5	**-**	-
Current tax liabilities		**343.4**	360.0	**225.4**	232.9
Borrowings (unsecured)	31	**196.3**	1,492.8	**-**	564.3
Borrowings (secured)	32	**0.6**	0.7	**-**	-
Derivative financial instruments	27	**17.8**	72.8	**5.0**	72.8
		3,675.3	5,127.8	**5,184.5**	3,044.5
Non-current liabilities					
Borrowings (unsecured)	31	**6,271.2**	5,907.2	**4,397.0**	4,580.7
Borrowings (secured)	32	**0.3**	-	**-**	-
Advance billings		**310.1**	312.4	**-**	-
Deferred income	33	**16.3**	18.5	**13.1**	9.0
Derivative financial instruments	27	**1,008.6**	605.7	**736.0**	474.0
Deferred tax liabilities	12	**315.4**	375.6	**231.3**	282.9
Other non-current liabilities	34	**200.1**	165.8	**17.0**	21.0
		8,122.0	7,385.2	**5,394.4**	5,367.6
Total liabilities		**11,797.3**	12,513.0	**10,578.9**	8,412.1
Net assets		**20,850.0**	21,093.2	**11,701.8**	14,323.9
Share capital and reserves					
Share capital	35	**2,562.1**	4,774.7	**2,562.1**	4,774.7
Reserves		**18,285.1**	16,315.9	**9,139.7**	9,549.2
Interest of shareholders of the Company		**20,847.2**	21,090.6	**11,701.8**	14,323.9
Minority interests		**2.8**	2.6	**-**	-
Total equity		**20,850.0**	21,093.2	**11,701.8**	14,323.9

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



Statements of Changes in Equity

For the financial year ended 31 March 2007

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Share Capital				
Balance as at 1 Apr	**4,774.7**	2,496.2	**4,774.7**	2,496.2
Cancellation of shares	**(2,271.6)**	-	**(2,271.6)**	-
Issue of new shares	**59.0**	20.5	**59.0**	20.5
Transfer from 'Share Premium' and 'Capital Redemption Reserve' upon implementation of Companies (Amendment) Act 2005	**-**	2,258.0	**-**	2,258.0
Balance as at 31 Mar	**2,562.1**	4,774.7	**2,562.1**	4,774.7
Share Premium				
Balance as at 1 Apr	**-**	2,168.3	**-**	2,168.3
Issue of new shares	**-**	80.5	**-**	80.5
Transfer to 'Share Capital' upon implementation of Companies (Amendment) Act 2005	**-**	(2,248.8)	**-**	(2,248.8)
Balance as at 31 Mar	**-**	-	**-**	-
Capital Redemption Reserve				
Balance as at 1 Apr	**-**	9.2	**-**	9.2
Transfer to 'Share Capital' upon implementation of Companies (Amendment) Act 2005	**-**	(9.2)	**-**	(9.2)
Balance as at 31 Mar	**-**	-	**-**	-
Treasury Shares [1] Held By Trust [2]				
Balance as at 1 Apr	**(38.1)**	-	**-**	-
Performance shares purchased by Company	**(9.5)**	-	**(9.5)**	-
Performance shares purchased by Trust	**(30.6)**	-	**-**	-
Performance shares vested	**35.8**	-	**9.5**	-
Performance shares purchased by Trust unvested as at 30 Jan 06 reclassified from 'Capital Reserve – Performance Shares'	**-**	(38.1)	**-**	-
Balance as at 31 Mar	**(42.4)**	(38.1)	**-**	-
Balance carried forward	**2,519.7**	4,736.6	**2,562.1**	4,774.7

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



Statements of Changes in Equity

For the financial year ended 31 March 2007

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Balance brought forward	**2,519.7**	4,736.6	**2,562.1**	4,774.7
Capital Reserve - Performance Shares				
Balance as at 1 Apr	**48.8**	3.2	**0.2**	(1.4)
Equity-settled performance shares *	**33.0**	29.5	**17.4**	15.0
Transfer of liability to equity	**2.3**	-	**1.1**	-
Performance shares purchased by Trust	**-**	(20.6)	**-**	-
Cash paid to employees under performance share plans	**(1.9)**	(1.4)	**(1.8)**	(0.9)
Performance shares purchased by SingTel Optus Pty Limited (**"Optus"**) and vested	**(11.4)**	-	**-**	-
Performance shares vested from Treasury Shares	**(35.8)**	-	**(6.0)**	-
Contribution to Trust	**-**	-	**(17.6)**	(12.5)
Performance shares purchased by Trust unvested as at 30 Jan 06 reclassified to 'Treasury Shares Held By Trust'	**-**	38.1	**-**	-
Balance as at 31 Mar	**35.0**	48.8	**(6.7)**	0.2
Currency Translation Reserve				
Balance as at 1 Apr				
– as previously reported	**173.4**	781.8	**-**	(1.3)
– effects of adopting FRS 39	**-**	(53.4)	**-**	-
– effects of adopting FRS 21	**-**	-	**-**	1.3
– restated	**173.4**	728.4	**-**	-
Currency translation differences released on deconsolidation of subsidiaries	**-**	4.3	**-**	-
Currency translation differences released on dilution/disposal of associated and joint venture companies	**-**	(2.8)	**-**	-
Currency translation differences (*)	**215.7**	(556.5)	**-**	-
Balance as at 31 Mar	**389.1**	173.4	**-**	-
Hedging Reserve				
Balance as at 1 Apr				
– as previously reported	**(53.2)**	-	**(22.4)**	-
– effects of adopting FRS 39	**-**	(161.7)	**-**	(108.0)
– restated	**(53.2)**	(161.7)	**(22.4)**	(108.0)
Net valuation taken to equity (net of tax) (*)	**(324.7)**	20.9	**(335.1)**	6.6
Transferred to income statement (net of tax)	**235.7**	87.6	**243.7**	79.0
Balance as at 31 Mar	**(142.2)**	(53.2)	**(113.8)**	(22.4)
Balance carried forward	**2,801.6**	4,905.6	**2,441.6**	4,752.5

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



	Notes	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Balance brought forward		**2,801.6**	4,905.6	**2,441.6**	4,752.5
Fair Value Reserve					
Balance as at 1 Apr					
– as previously reported		**20.7**	-	**21.2**	-
– effects of adopting FRS 39		**-**	75.8	**-**	30.1
– restated		**20.7**	75.8	**21.2**	30.1
Fair value gains/(losses) on AFS investments [*]		**1.6**	(7.7)	**0.5**	(8.9)
Fair value gains transferred to income statement on sale of AFS investments		**(0.5)**	(47.4)	**(0.5)**	-
Balance as at 31 Mar		**21.8**	20.7	**21.2**	21.2
Retained Earnings					
Balance as at 1 Apr					
– as previously reported		**17,429.2**	15,014.2	**9,550.2**	10,110.4
– effects of adopting FRS 39		**-**	(0.6)	**-**	(53.4)
– effects of adopting FRS 21		**-**	-	**-**	(1.3)
– restated		**17,429.2**	15,013.6	**9,550.2**	10,055.7
Goodwill transferred from 'Other Reserves' on dilution		**(9.9)**	(13.9)	**-**	-
Net profit for the year [*]		**3,778.8**	4,163.3	**1,611.0**	1,229.6
Final dividends paid	36	**(1,336.4)**	(1,733.8)	**(1,337.2)**	(1,735.1)
Interim dividends paid	36	**(584.5)**	-	**(585.0)**	-
Balance as at 31 Mar		**19,277.2**	17,429.2	**9,239.0**	9,550.2
Other Reserves [3]					
Balance as at 1 Apr		**(1,264.9)**	(1,201.7)	**-**	-
Goodwill transferred to 'Retained Earnings' on dilution		**9.9**	13.9	**-**	-
Share of associated and joint venture companies' reserve movements [*]		**1.6**	6.6	**-**	-
Transferred to income statement on deconsolidation of subsidiaries		**-**	(83.7)	**-**	-
Balance as at 31 Mar		**(1,253.4)**	(1,264.9)	**-**	-
Equity attributable to shareholders of the Company		**20,847.2**	21,090.6	**11,701.8**	14,323.9

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



Statements of Changes in Equity

For the financial year ended 31 March 2007

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Balance brought forward	**20,847.2**	21,090.6	**11,701.8**	14,323.9
Minority Interest				
Balance as at 1 Apr	**2.6**	11.5	**-**	-
Effects of deconsolidation of subsidiaries	**-**	(6.8)	**-**	-
Currency translation differences (*)	**-**	0.2	**-**	-
Net profit/(loss) for the year (*)	**0.5**	(2.0)	**-**	-
Dividends paid to minority shareholders	**(0.3)**	(0.3)	**-**	-
Balance as at 31 Mar	**2.8**	2.6	**-**	-
Total equity	**20,850.0**	21,093.2	**11,701.8**	14,323.9
Total recognised gains (4)	**3,673.5**	3,624.8	**1,276.4**	1,227.3

Notes:

(1) 'Treasury Shares' are accounted for in accordance with FRS 32 (revised 2004).

(2) RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans.

(3) 'Other Reserves' relate mainly to goodwill on acquisition completed prior to 1 April 2001.

(4) Total recognised gains comprised all items marked (*) which included a gain of S$0.5 million (2006: loss of S$1.8 million) attributable to minority interest. Total recognised gains for the Group included a loss of S$105.3 million (2006: loss of S$538.5 million) recognised directly in equity. Total recognised gains for the Company included a loss of S$334.6 million (2006: loss of S$2.3 million) recognised directly in equity.

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



Consolidated Cash Flow Statement

For the financial year ended 31 March 2007

	2007 S$ Mil	2006 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	**4,152.7**	4,499.3
Adjustments for:		
Amortisation	**54.5**	33.2
Depreciation	**1,800.1**	1,943.5
Exceptional items	**(185.0)**	(815.5)
IDA compensation	**(337.0)**	(337.0)
Interest and investment income	**(87.3)**	(137.0)
Finance costs	**421.4**	486.7
Net loss/(gain) on disposal of property, plant and equipment	**5.6**	(29.7)
Share of results of associated and joint venture companies (post-tax)	**(1,537.7)**	(1,206.5)
Other non-cash items	**43.3**	31.1
	177.9	(31.2)
Operating cash flow before working capital changes	**4,330.6**	4,468.1
Changes in operating assets and liabilities		
Trade and other receivables	**(249.7)**	(242.2)
Trade and other payables	**128.9**	35.1
Inventories	**46.9**	(23.6)
Provisions	**3.0**	0.8
Currency translation adjustments of subsidiaries	**(6.8)**	(2.2)
Cash generated from operations	**4,252.9**	4,236.0
Payment to employees in cash under performance share plans	**(5.5)**	-
Dividends received from associated and joint venture companies	**672.7**	615.9
Income tax paid	**(335.4)**	(366.9)
Net cash inflow from operating activities	**4,584.7**	4,485.0
Cash Flows from Investing Activities		
Dividends from other investments	**4.8**	5.4
Interest received	**125.9**	91.8
Payment for acquisition of subsidiaries, net of cash acquired (see Note 1)	**(0.2)**	(75.7)
Cash and cash equivalents in subsidiaries deconsolidated (see Note 2)	**-**	(16.5)
Investment in associated and joint venture companies	**(3.3)**	(617.1)
Long term loans repaid by associated and joint venture companies	**85.1**	59.9
Proceeds from sale of associated and joint venture companies (net of withholding tax paid)	**86.7**	105.2
Long term loans to associated and joint venture companies	**(0.1)**	(1.2)
Investment in AFS investments	**(1.0)**	(2.5)
Proceeds from sale of AFS investments	**12.0**	72.8
Net sale proceeds from trading investments	**520.0**	72.3
Payment for purchase of property, plant and equipment	**(1,789.8)**	(1,713.5)
Proceeds from sale of property, plant and equipment	**304.8**	97.7
Purchase of intangible assets	**(2.9)**	(60.6)
Net cash outflow from investing activities	**(658.0)**	(1,982.0)

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



Consolidated Cash Flow Statement

For the financial year ended 31 March 2007

	2007 S$ Mil	2006 S$ Mil
Cash Flows from Financing Activities		
Proceeds from term loans	**1,313.5**	349.1
Repayment of term loans	**(602.5)**	(280.6)
Bonds repaid	**(1,329.4)**	(911.0)
Increase/(Decrease) in finance lease liabilities	**0.2**	(106.4)
Repayment of other borrowings	**(5.8)**	-
Repayment of borrowings	**(624.0)**	(948.9)
Settlement of swap for bonds repaid	**(88.1)**	-
Net interest paid on borrowings and swaps	**(412.6)**	(431.4)
Dividends paid to minority shareholders	**(0.3)**	(0.3)
Final dividends paid to shareholders of the Company	**(1,336.4)**	(1,733.8)
Interim dividends paid to shareholders of the Company	**(584.5)**	-
Payment for cancellation of shares on capital reduction	**(2,271.6)**	-
Proceeds from issue of shares	**59.0**	101.0
Purchase of performance shares	**(51.5)**	(20.6)
Payment to employees in cash under equity-settled performance share plans	**-**	(1.4)
Net cash outflow from financing activities	**(5,310.0)**	(3,035.4)
Net decrease in cash and cash equivalents	**(1,383.3)**	(532.4)
Exchange effects on cash and cash equivalents	**3.0**	(0.2)
Cash and cash equivalents at beginning of year	**2,770.3**	3,302.9
Cash and cash equivalents at end of year	**1,390.0**	2,770.3

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



Note (1): Acquisition of subsidiaries

In the current financial year, Optus made further payments of S$0.2 million in respect of Alphawest Limited (**"Alphawest"**), which was acquired in November 2005.

In the previous financial year, NCS Pte Ltd., a subsidiary of the Group, acquired the remaining 30 per cent of registered capital of its subsidiaries, Shanghai Zhong Sheng Information Technology Co. Ltd and Guangzhou Zhong Sheng Information Technology Co. Ltd.

In addition, Optus acquired 100 per cent equity interest in Alphawest in November 2005 and 74.15 per cent of Virgin Mobile Australia (**"VMA"**) in January 2006, increasing its shareholding in VMA to 100 per cent. Optus also made further payments in respect of Reef Networks Pty Ltd which was acquired in March 2005.

Fair values of identifiable net assets of the subsidiaries acquired, which approximate their carrying values, and the net cash outflow on acquisition were:

	2006 S$ Mil
Property, plant and equipment	97.9
Non-current assets (excluding property, plant and equipment)	7.5
Cash	6.4
Current assets (excluding cash)	64.3
Current liabilities	(71.9)
Non-current liabilities	(86.7)
Fair value of net assets acquired	17.5
Goodwill	109.9
Total cash consideration	127.4
Less: Consideration unpaid as at 31 March 2006	(0.1)
Less: Cash in subsidiaries acquired	(6.4)
Total cummulative cash outflow	120.9
Less: Cash outflow in the financial year ended 31 March 2005	(45.2)
Cash outflow in the financial year ended 31 March 2006	75.7

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84



Notes to the Consolidated Cash Flow Statement

For the financial year ended 31 March 2007

Note (2): Subsidiaries deconsolidated

In the previous financial year, the Group ceased to exercise control over C2C Pte Ltd ("**C2C**") and its subsidiaries ("**C2C Group**") and IPACS Computer Services (S) Pte. Ltd. and its subsidiaries.

The carrying amount of net assets deconsolidated and their cash flow effects were as follows:

	2006 S$ Mil
Property, plant and equipment	1,288.2
Non-current assets (excluding property, plant and equipment)	(6.5)
Cash (net of bank overdrafts)	16.5
Current assets (excluding cash)	65.6
Current liabilities (excluding bank overdrafts)	(1,303.8)
Non-current liabilities	(582.2)
Carrying value of net assets	(522.2)
Less: Minority interest	(6.8)
Carrying value of net assets deconsolidated	(529.0)
Release from 'Hedging Reserve'	0.3
Release from 'Other Reserves'	(83.7)
Release from 'Currency Translation Reserve'	4.3
Net gain on deconsolidation	608.1

See Note 8 on the financial effects of deconsolidation.

The accompanying notes on pages 95 to 172 form an integral part of these financial statements.
Independent Auditors' report – page 84

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The Company, Singapore Telecommunications Limited ("**SingTel**"), is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange and Australian Stock Exchange. The address of its registered office is 31 Exeter Road, Comcentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding. The principal activities of the subsidiaries are disclosed in Note 46.

Under a licence granted by the Info-communications Development Authority of Singapore ("**IDA**"), the Group had the exclusive rights to provide fixed national and international telecommunications services through 31 March 2000 (with limited exceptions), public cellular mobile telephone services and public radio paging services through 31 March 1997. From the expiry of the exclusive rights, the Group's licences for these telecommunications services continue on a non-exclusive basis to 31 March 2017.

In addition, the Group is licensed to offer Internet services and has also obtained frequency spectrum and licence rights from IDA to install, operate and maintain 3G mobile communication systems and services respectively, as well as wireless broadband systems and services. The Group also holds licences from the Media Development Authority of Singapore for the purpose of providing, amongst others, video-on-demand.

In Australia, Optus was granted telecommunication licences under the Telecommunications Act 1991. Pursuant to the Telecommunications (Transitional Provisions and Consequential Amendments) Act 1997, the licences continued to have effect after the deregulation of telecommunications in Australia in 1997. The licences do not have a finite term, but are of continuing operation until cancelled under the Telecommunications Act 1997.

These financial statements were authorised and approved for issue in accordance with a Directors' resolution dated 8 May 2007.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Accounting

The financial statements are prepared in accordance with Singapore Financial Reporting Standards ("**FRS**") including related Interpretations promulgated by the Council on Corporate Disclosure and Governance, and the provisions of the Singapore Companies Act. They have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement are disclosed in Note 3.

The accounting policies have been consistently applied by the Group, and are consistent with those used in the previous financial year except for the changes in accounting policies discussed more fully in Note 2.2.



2.2 Changes in Accounting Policies

The Group has adopted certain revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2006. The adoption did not result in substantial changes to the Group's accounting policies except for the following:

(a) INT FRS 104, ***Determining Whether an Arrangement Contains a Lease***, gives guidance in determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with FRS 17, ***Leases***.

In prior years, revenues from sales of network capacity were recognised evenly over the periods of the Indefeasible Rights Of Use (IRU) agreements.

With effect from 1 April 2006, the Group accounts for sales of network capacity as finance leases where:

(i) the purchaser's right of use is exclusive and irrevocable;
(ii) the asset is specific and separable;
(iii) the term of the contract is for the major part of the asset's useful economic life;
(iv) the attributable costs or carrying value can be measured reliably; and
(v) no significant risks are retained by the Group.

Sales of network capacity that do not meet the above criteria are accounted for as an operating lease.

The change in the accounting policy does not have a material impact on the financial statements of the Group or the Company.

(b) FRS 39 (Amendment), ***Financial Guarantee Contracts***, requires financial guarantees issued by the Company to be recorded initially at fair values plus transactions costs and amortised in the income statement over the period of the guarantee. The standard is to be applied on a retrospective basis. There were no financial guarantee contracts entered into by the Company in the prior years.

As at 31 March 2007, a guarantee of S$650 million provided by the Company to a wholly-owned subsidiary has been accounted under this revised policy.

The change in accounting policy resulted in an increase of S$1.9 million in the shareholders' equity and net profit of the Company each and an increase of S$8.8 million in the financial liabilities of the Company.

This change in accounting policy has no impact to the consolidated financial statements.

2.3 Group Accounting

The accounting policy for subsidiaries, associated and joint venture companies in the Company's financial statements is stated in Note 2.5. The Group's accounting policy on goodwill is stated in Note 2.15.1.

2.3.1 Subsidiaries

Subsidiaries are entities (including special purpose entity) controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than one half of the voting rights.

In the consolidated financial statements, acquisitions of subsidiaries are accounted for using the purchase method of accounting. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company balances and transactions are eliminated on consolidation.



2.3.1 **Subsidiaries (cont'd)**

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interest consists of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Any losses in excess of the interest in the equity of the subsidiary attributable to the minority shareholders are charged to the Group except to the extent that the minority shareholders are able and have a binding obligation to make good the losses.

2.3.2 **Associated companies**

Associated companies are entities over which the Group has significant influence, but not control or joint control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Equity accounting involves recording the investment in associated companies initially at cost, and recognising the Group's share of the post-acquisition results of associated companies in the consolidated income statement, and the Group's share of post-acquisition reserve movements in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments in the consolidated balance sheet.

In the consolidated balance sheet, investments in associated companies include goodwill on acquisition identified on acquisitions completed on or after 1 April 2001, net of accumulated impairment losses.

When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including loans that are in fact extensions of the Group's investment, the Group does not recognise further losses, unless it has incurred or guaranteed obligations in respect of the associated company.

2.3.3 **Joint venture companies**

Joint venture companies are entities over which the Group has contractual arrangements to jointly share the control with one or more parties, and none of the parties involved has unilateral control over the entities' economic activities.

The Group's interest in joint venture companies are accounted for in the consolidated financial statements using the equity method of accounting.

The Group's interest in its unincorporated joint venture operations is accounted for by recognising the Group's assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group's share of income earned from the joint venture, in the consolidated financial statements.

2.3.4 **Transaction costs**

External costs directly attributable to an acquisition are included as part of the cost of acquisition.

2.3.5 **Special purpose entity**

The Trust had been consolidated in the consolidated financial statements under INT FRS 12, *Consolidation – Special Purpose Entities.*

2.4 **Share Capital**

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new equity shares are taken to equity as a deduction, net of tax, from the proceeds.

With the implementation of the Companies (Amendment) Act 2005 effective on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balances in 'Share Premium' and 'Capital Redemption Reserve' within equity as at 30 January 2006 had been transferred to the Company's 'Share Capital'.



Notes to the Financial Statements

For the financial year ended 31 March 2007

2.4 **Share Capital (cont'd)**

When the Company purchases the Company's equity share capital, the consideration paid, including any directly attributable costs, is taken against 'Treasury Shares Held By Company' within equity. When the shares are subsequently disposed, the realised gains or losses on disposal of the treasury shares are included in 'Other Reserves' of the Company.

The Trust acquires shares in the Company from the open market for delivery to employees upon vesting of performance shares awarded under the Group's performance share plans. Such shares are designated as 'Treasury Shares'. In the consolidated financial statements, the cost of unvested shares, including directly attributable costs, is taken against 'Treasury Shares Held By Trust' within equity.

Upon vesting of the performance shares, the weighted average costs of the shares delivered to employees, whether held by the Company or the Trust, are transferred to 'Capital Reserve - Performance Shares' within equity in the consolidated financial statements.

2.5 **Investments in Subsidiaries, Associated and Joint Venture Companies**

In the Company's balance sheet, investments in subsidiaries, associated and joint venture companies, including loans that meet the definition of equity instruments, are stated at cost less accumulated impairment losses. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable value. On disposal of investments in subsidiaries, associated and joint venture companies, the difference between the net disposal proceeds and the carrying amount of the investment is taken to the income statement of the Company.

2.6 **Investments**

The investments of the Group are classified either as 'Financial assets at fair value through profit or loss' or 'AFS investments'. Purchases and sales of investments are recognised on trade date, which is the date that the Group commits to purchase or sell the investment.

2.6.1 **Financial assets at fair value through profit or loss ("Trading investments")**

Investments acquired principally for the purpose of selling in the short term are designated as 'Financial assets at fair value through profit or loss' and initially recognised at fair value.

Trading investments are subsequently re-measured at fair value at the balance sheet date with any resulting gains and losses, including currency translation differences on equity investments, recognised in income statement.

2.6.2 **AFS investments**

The Group's long term investments are designated as AFS investments and initially recognised at fair value plus directly attributable transaction costs.

The AFS investments are subsequently stated at fair value at the balance sheet date, with all resulting gains and losses, including currency translation differences, taken to 'Fair Value Reserve' within equity.

When AFS investments are sold or impaired, the accumulated fair value adjustments in the 'Fair Value Reserve' are included in the income statement.

Impairment loss is computed as the difference between the carrying amount and current fair value, less any impairment loss previously recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement until the equity investments are disposed.

2.7 **Derivative Financial Instruments and Hedging Activities**

Derivative financial instruments are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair values at each balance sheet date.

2.7 **Derivative Financial Instruments and Hedging Activities (cont'd)**

Derivative financial instrument is carried as an asset when the fair value is positive and as a liability when the fair value is negative.

Any gains or losses arising from changes in fair value are recognised immediately in the income statement, unless they qualify for hedge accounting.

2.7.1 **Hedge accounting**

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, as well as its risk management objectives and strategy for undertaking the hedge transactions. The documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Fair value hedge

Derivative financial instruments that qualify for fair value hedge accounting are initially recognised at fair value on the date that the contract is entered into. Changes in fair value of derivatives are recorded in the income statement together with any changes in the fair value of the hedged items that are attributable to the hedged risks.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement from that date.

Cash flow hedge

The effective portion of changes in the fair value of the derivative financial instruments that qualify as cash flow hedges are recognised in 'Hedging Reserve' within equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in the 'Hedging Reserve' are transferred to the income statement in the periods when the hedged items affect income statement.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in the income statement.

Net investment hedge

Changes in the fair value of designated derivatives that qualify as net investment hedges, and which are highly effective, are recognised in 'Currency Translation Reserve' within equity in the consolidated financial statements and are transferred to the consolidated income statement in the periods when the foreign operation is disposed off.

In the Company's financial statements, the gain or loss on the financial instrument used to hedge a net investment in a foreign operation of the Group is recognised in the income statement.

The Group has entered into the following derivative financial instruments to hedge its risks, namely:

Cross currency interest rate swaps and SGD interest rate swaps which are fair value hedges for the interest rate risk and cash flow hedges for the currency risk arising from the Group's issued bonds. The swaps involve the exchange of principal and fixed interest receipts in the foreign currency in which the issued bonds are denominated, for principal and floating or fixed interest payments in the Group's functional currency.

Cross currency swaps which are net investment hedges for the foreign currency exchange risk on its foreign operations.



2.7.1 **Hedge accounting (cont'd)**

Forward foreign exchange contracts which are cash flow hedges for the Group's exposure to foreign currency exchange risks arising from forecasted or committed expenditure.

2.8 Fair Value Estimation of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in arm's length transaction, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instrument:

<u>Bank balances, receivables and payables, short term borrowings</u>

The carrying amounts approximate fair values due to the relatively short term maturity of these instruments.

<u>Quoted and unquoted investments</u>

The fair value of investments traded in active markets is based on the market quoted bid price or the bid price quoted by the market maker at the close of business on the balance sheet date.

The fair values of unquoted investments are determined by using valuation techniques. These include the use of recent arm's length transactions, reference to current market value of another instrument which is substantially the same or discounted cash flow analysis.

<u>Cross currency and Interest rate swaps</u>

The fair value of a cross currency or an interest rate swap is the estimated amount that the swap contract can be exchanged for or settled with under normal market conditions. This fair value can be estimated using discount cash flow method where the future cash flows of the swap contract are discounted at the prevailing market foreign exchange rates and interest rates. Market interest rates are actively quoted interest rates or interest rates computed by applying techniques to these actively quoted interest rates.

<u>Forward foreign currency contracts</u>

The fair value of forward foreign exchange contracts is determined using forward exchange market rates for contracts with similar maturity profiles at the balance sheet date.

For disclosure purposes, the fair value of non-current borrowings which are traded in active markets is based on the market quoted ask price. For other non-current borrowings, the fair values are based on valuation provided by service providers or estimated by discounting the future contractual cash flows using a discount rate based on the borrowing rates which the Group expects would be available at the balance sheet date.

2.9 Trade and Other Receivables

Trade and other receivables, including loans given by the Company to subsidiaries, associated and joint venture companies, are recognised initially at fair value and, other than those that meet the definition of equity instruments, are subsequently measured at amortised cost using the effective interest method, less allowance for impairment.

An allowance for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the debts. The impairment loss, measured as the difference between the debt's carrying amount and the present value of estimated future cash flows (excluding credit losses that have not been incurred) discounted at the original effective interest rate, is recognised in the income statement. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the debt does not exceed its amortised cost at the reversal date.

2.10 Trade and Other Payables

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method.



2.11 **Borrowings**

Borrowings are initially recognised at fair value of the consideration received less directly attributable transaction costs. After initial recognition, unhedged borrowings are subsequently stated at amortised cost using the effective interest method.

2.12 **Cash and Cash Equivalents**

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits with original maturity of three months or less, net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

Bank overdrafts are included under borrowings on the balance sheet.

2.13 **Foreign Currencies**

2.13.1 **Functional and presentation currency**

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the "**functional currency**"). The balance sheet and statement of changes in equity of the Company and consolidated financial statements of the Group are presented in Singapore Dollar, which is the functional and presentation currency of the Company and the presentation currency of the consolidated financial statements.

2.13.2 **Transactions and balances**

Transactions in a currency other than the functional currency ("**foreign currency**") are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at exchange rates ruling at that date. Foreign exchange differences arising from translation are recognised in the income statement.

2.13.3 **Translation of foreign operations' financial statements**

In the preparation of the consolidated financial statements, the assets and liabilities of foreign operations are translated to Singapore dollars at exchange rates ruling at the balance sheet date except for share capital and reserves which are translated at historical rates of exchange (see Note 2.13.4 for translation of goodwill and fair value adjustments).

Income and expenses in the income statement are translated using either the average exchange rates for the month or year, which approximate the exchange rates at the dates of the transactions. All resulting translation differences are taken directly to 'Currency Translation Reserve' within equity.

On disposal, the accumulated translation differences deferred in 'Currency Translation Reserve' relating to that foreign operation are recognised in the consolidated income statement as part of the gain or loss on disposal.

2.13.4 **Translation of goodwill and fair value adjustments**

Goodwill and fair value adjustments arising on the acquisition of foreign entities completed on or after 1 April 2005 are treated as assets and liabilities of the foreign entities and are recorded in the functional currencies of the foreign entities and translated at the exchange rates prevailing at the balance sheet date. However, for acquisitions of foreign entities completed prior to 1 April 2005, goodwill and fair value adjustments continue to be recorded at the exchange rates at the respective dates of the acquisitions.



Notes to the Financial Statements

For the financial year ended 31 March 2007

2.13.5 Net investment in a foreign entity in the Company's financial statements

The exchange differences on loans from the Company to its subsidiaries which form part of the Company's net investment in the subsidiaries are recognised in the income statement of the Company. Such translation differences, however, are reclassified to 'Currency Translation Reserve' within equity in the consolidated financial statements. On disposal, the accumulated exchange differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

2.14 Provisions

A provision is recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made of the amount of the obligation. No provision is recognised for future operating losses.

The provision for liquidated damages in respect of information technology contracts is made based on management's best estimate of the anticipated liability.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

2.15 Intangible Assets

2.15.1 Goodwill

Goodwill represents the excess of the cost of an acquisition of subsidiary, associated or joint venture company over the fair value of the Group's share of their identifiable net assets, including contingent liabilities, at the date of acquisition. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition.

Goodwill is stated at cost less accumulated impairment losses.

<u>Acquisitions completed prior to 1 April 2001</u>

Goodwill on acquisitions completed prior to 1 April 2001 had been adjusted in full against 'Other Reserves' within equity. Such goodwill has not been retrospectively capitalised and amortised.

The Group also had acquisitions where the costs of acquisition were less than the fair value of identifiable net assets acquired. Such differences (negative goodwill) were adjusted against 'Other Reserves' in the year of acquisition.

Goodwill that has previously been taken to 'Other Reserves' is not taken to income statement when the entity is disposed of or when the goodwill is impaired.

<u>Acquisitions completed on or after 1 April 2001</u>

Prior to 1 April 2004, goodwill on acquisitions completed on or after 1 April 2001 was capitalised and amortised on a straight line basis in the consolidated income statement over its estimated useful life of up to 20 financial years. In addition, goodwill was assessed for indications of impairment at each balance sheet date.

Since 1 April 2004, goodwill is no longer amortised but is tested annually for impairment or whenever there is indication of impairment (see Note 2.16). The accumulated amortisation for goodwill as at 1 April 2004 had been eliminated with a corresponding decrease in the cost of goodwill.

Goodwill on acquisitions of subsidiaries is shown on the face of the consolidated balance sheet whereas goodwill on acquisitions of associated and joint venture companies is recorded as part of the carrying value of the related investment.

Negative goodwill is recognised directly in the consolidated income statement.

Gains or losses on disposal of the subsidiary, associated and joint venture companies include the carrying amount of capitalised goodwill relating to the entity sold.

2.15.2 **Other intangible assets**

Expenditure on telecommunication and spectrum licences is capitalised and amortised using the straight-line method over their estimated useful lives of 12 to 25 years. Customer relationships acquired in a business combination are carried at fair value at date of acquisition, and amortised on a straight line basis over the period of the expected benefits, which is estimated at 10 years.

Capitalised expenditure is stated at cost less accumulated amortisation and accumulated impairment losses.

2.16 Impairment of Non-financial Assets

Goodwill, which has an indefinite useful life, is subject to annual impairment tests or more frequently tested for impairment if events or changes in circumstances indicate that it might be impaired. Goodwill is not amortised (see Note 2.15.1).

The other intangible assets of the Group, which have definite useful lives and are subject to amortisation, as well as property, plant and equipment and investments in subsidiaries, associated and joint venture companies, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

An impairment loss for an asset, other than goodwill, is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. Impairment loss on goodwill is not reversed in a subsequent period.

2.17 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Work-in-progress is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, direct labour and other direct expenses attributable to the project activity and associated profits recognised on projects-in-progress. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress is presented in the consolidated balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability) as applicable.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed.

2.18 Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses or at cost, where applicable. The cost of self-constructed assets includes the cost of material, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads.



2.18 Property, Plant and Equipment (cont'd)

Depreciation is calculated on a straight-line basis to write off the cost of the property, plant and equipment over their expected useful lives. The estimated useful lives are as follows:

	No. of Years
Buildings	5 – 40
Transmission plant and equipment	5 – 25
Switching equipment	3 – 10
Other plant and equipment	3 – 20

Other plant and equipment consist mainly of motor vehicles, office equipment, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal installments over its remaining useful lease period.

In respect of capital work-in-progress, assets are depreciated from the month the asset is completed and held ready for use.

Costs to acquire computer software which are an integral part of the related hardware are capitalised and recognised as assets and included in property, plant and equipment when it is probable that the costs will generate economic benefits beyond one year and the costs are associated with identifiable software products which can be reliably measured by the Group.

The cost of property, plant and equipment includes expenditure that is directly attributable to the acquisition of the items. Dismantlement, removal or restoration costs are included as part of the cost if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent expenditure is included in the carrying amount of an asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group.

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date.

On disposal of property, plant and equipment, the difference between the disposal proceeds and its carrying value is taken to the income statement.

2.19 Leases

2.19.1 Finance leases

Finance leases are those leasing agreements which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items. Assets financed under such leases are treated as if they had been purchased outright at the lower of fair value and present value of the minimum lease payments and the corresponding leasing commitments are shown as obligations to the lessors.

Lease payments are treated as consisting of capital repayments and interest elements. Interest is charged to the income statement over the period of the lease to produce a constant rate of charge on the balance of capital repayments outstanding.

2.19.2 Operating leases

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognised as expenses in the income statement on a straight-line basis over the period of the lease.



2.19.3 **Gains or losses from sale and leaseback**

Gains on sale and leaseback transactions resulting in finance leases are deferred and amortised over the lease term on a straight-line basis, while losses are recognised immediately.

Gains and losses on sale and leaseback transactions established at fair value which resulted in operating leases are recognised immediately.

2.20 **Capacity Swaps**

The Group may exchange network capacity with other capacity or service providers. The exchange is regarded as a transaction which generates revenue unless the transaction lacks commercial substance or the fair value of neither the capacity received nor the capacity given up is reliably measurable.

2.21 **Revenue Recognition**

Revenue for the Group is recognised based on the fair value for the sale of goods and services rendered, net of goods and services tax, rebates and discounts, and after eliminating sales within the Group. Revenue includes the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunication companies in respect of traffic exchanged.

For phone cards and prepaid cards which have been sold, provisions for unearned revenue are made for services which have not been rendered as at balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation is recognised upon full completion of the project.

Revenue from the sale of equipment is recognised upon the transfer of significant risk and rewards of ownership of the goods to the customer which generally coincides with delivery and acceptance of the goods sold.

Dividend income is recorded gross in the income statement when the right to receive payment is established.

Interest income is recognised on a time proportion basis using the effective interest method.

Rental income from operating leases is recognised on a straight-line basis over the term of the lease.

2.22 **Employees' Benefits**

2.22.1 **Defined contribution plans**

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years.

The Group's contributions to the defined contribution plans are recognised in the income statement as expenses in the financial year to which they relate.

2.22.2 **Employees' leave entitlements**

Employees' entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for the annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.



2.22.3 **Share-based compensation**

Performance shares

The performance share plans of the Group are accounted for either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statement on a straight line basis over the vesting period.

At each balance sheet date, the Group revises its estimates of the number of performance shares that the participants are expected to receive based on non-market vesting conditions. The difference is charged or credited to the income statement, with a corresponding adjustment to equity or liability for equity-settled and cash-settled share-based payments respectively.

The dilutive effect of Share Plan 2004 is reflected as additional share dilution in the computation of diluted earnings per share.

Share options

As the share options were granted before 22 November 2002, FRS 102, *Share-based Payment,* is not applicable. No compensation expense is recognised for the outstanding share options under the share option schemes.

The proceeds received, net of any directly attributable transaction costs, from the exercise of share options are credited to 'Share Capital'.

The dilutive effect of outstanding share options is reflected as additional share dilution in the computation of diluted earnings per share.

2.23 **Borrowing Costs**

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and finance lease charges. Borrowing costs are generally expensed as incurred, except to the extent that they are capitalised if they are directly attributable to the acquisition, construction, or production of a qualifying asset.

2.24 **Customer Acquisition Costs**

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

2.25 **Pre-incorporation Expenses**

Pre-incorporation expenses are expensed as incurred.

2.26 **Government Grants**

Grants in recognition of specific expenses are recognised in the income statement over the periods necessary to match them with the relevant expenses they are intended to compensate. Grants related to depreciable assets are deferred and recognised in the income statement over the period in which such assets are depreciated and used in the projects subsidised by the grants.

2.27 **Exceptional Items**

Exceptional items refer to items of income or expense within profit or loss from ordinary activities that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance for the financial year.

2.28 **Deferred Taxation**

Deferred taxation is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is also not recognised for goodwill which is not deductible for tax purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates (and laws) enacted or substantively enacted in countries where the Company and subsidiaries operate by, at the balance sheet date.

Deferred tax liabilities are provided on all taxable temporary differences arising on investments in subsidiaries, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and carry forward of unutilised tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry forward of unused losses can be utilised.

At each balance sheet date, the Group re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient future taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Current and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or different period, directly to equity.

2.29 **Dividends**

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

2.30 **Segment Reporting**

A geographical segment is engaged in providing products and services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

2.31 **Non-current Assets (or Disposal Groups) Held for Sale and Discontinued Operations**

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.



Notes to the Financial Statements

For the financial year ended 31 March 2007

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

FRS 1 (revised 2004), *Presentation Of Financial Statements*, requires disclosure of the judgements management has made in the process of applying the accounting policies that have the most impact on the amounts recognised in the financial statements. It also requires disclosure about the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The following presents a summary of the critical accounting estimates and judgments:

3.1 Impairment of Property, Plant and Equipment, Intangible Assets, Investment in Subsidiaries, Associated and Joint Venture Companies

The Group assesses impairment on the above mentioned assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets requires assessment as to whether the carrying amount of assets exceeds the recoverable amount. Recoverable amount is defined as the higher of an asset's or cash generating unit's fair value less costs to sell and its value in use. In making this judgement, the Group evaluates the value in use which is supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate.

Forecasts of future cash flows are based on the Group's estimates using historical, sector and industry trends, general market and economic conditions, changes in technology and other available information.

The assumptions used by management to determine the value-in-use calculations of a joint venture company are stated in Note 22.1.1.

3.2 Impairment of Goodwill relating to Subsidiaries

Such goodwill is subject to annual impairment test or more frequently if events or changes in circumstances indicate that it might be impaired.

The assumptions used by management to determine the value-in-use calculations of subsidiaries are stated in Note 22.1.1.

3.3 Impairment of Trade Receivables

The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. Impairment loss is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience.

3.4 Estimated Useful Lives of Property, Plant and Equipment

The Group reviews annually the estimated useful lives of property, plant and equipment based on factors such as business plans and strategies, expected level of usage and future technological developments. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned. A reduction in the estimated useful lives of property, plant and equipment would increase the recorded depreciation and decrease the non-current assets.

3.5 Taxation

3.5.1 Deferred tax asset

The Group reviews the carrying amount of deferred tax asset at each balance sheet date. Deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. This involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.



3.5.2 **Income taxes**

The Group is subject to income taxes in numerous jurisdictions. Judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.6 **Fair Value Estimates for Certain Financial Assets and Derivative Financial Instruments**

The Group carries certain financial assets and derivative financial instruments at fair value, which requires extensive use of accounting estimates and judgement. While significant components of fair value measurement were determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates), the amount of changes in fair value would differ if the Group uses different valuation methodologies. Any change in fair value of these financial assets and derivative financial instruments would affect profit and equity.

3.7 **Share-based Payments**

Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. In addition, the Group revises the estimated number of performance shares that participants are expected to receive based on non-market vesting conditions at each balance sheet date.

The assumptions of the valuation model used to determine fair values are set out in Note 5.3.

3.8 **Contingent Liabilities**

Determination of the treatment of contingent liabilities in the financial statements is based on management's view of the expected outcome of the applicable contingency.

The Group consults with legal counsel on matters related to litigation, and other experts both within and outside the Group with respect to matters in the ordinary course of business.

As at 31 March 2007, the Group was involved in various legal proceedings where it was vigorously defending its claims.



Notes to the Financial Statements

For the financial year ended 31 March 2007

4. OPERATING REVENUE

	Group 2007 S$ Mil	Group 2006 S$ Mil
Mobile communications	**5,166.1**	5,073.4
National telephone	**2,275.0**	2,501.4
Data and internet	**2,650.2**	2,522.3
Information technology and engineering	**1,026.5**	918.8
Sale of equipment	**876.6**	908.1
International telephone	**813.4**	882.8
Cable television	**145.4**	150.3
Others	**197.9**	181.3
Operating revenue	**13,151.1**	13,138.4
Operating revenue	**13,151.1**	13,138.4
Other income (see Note 6)	**116.9**	111.6
Interest and dividend income (see Note 10)	**111.3**	110.6
Total revenue	**13,379.3**	13,360.6

5. OPERATING EXPENSES

	Group 2007 S$ Mil	Group 2006 S$ Mil
Traffic expenses	**2,494.5**	2,528.4
Selling and administrative costs [1]	**2,576.0**	2,463.9
Staff costs	**1,667.6**	1,667.7
Equipment costs	**1,097.9**	1,100.5
Repair and maintenance	**283.6**	289.9
Others	**866.7**	732.9
	8,986.3	8,783.3

Note:
(1) Include subscriber acquisition and retention costs, supplies and services, and rental of properties and mobile base stations.

5.1 Staff Costs

	Group 2007 S$ Mil	Group 2006 S$ Mil
Staff costs included the following:		
Contributions to defined contribution plans	**158.9**	157.6
Performance share expense		
– equity-settled arrangements	**33.0**	29.5
– cash-settled arrangements	**10.3**	5.7
Termination benefits	**15.5**	47.3

5.2 Key Management Personnel Compensation

	Group 2007 S$ Mil	Group 2006 S$ Mil
Key management personnel compensation [1]		
Directors' remuneration [2]	**4.6**	3.7
Other key management personnel [3] [4]	**7.9**	16.0
	12.5	19.7

Notes:

(1) Comprised base salary, annual wage supplement, bonus, contributions to defined contribution plans and other cash benefits and does not include performance share expense.

(2) Chua Sock Koong, the former Group Chief Financial Officer, was appointed as a Director and Group Chief Executive Officer of the Company on 12 October 2006 and 1 April 2007 respectively. For the current financial year ended 31 March 2007, the Directors' remuneration comprised Lee Hsien Yang's remuneration for the year ended 31 March 2007 and Chua Sock Koong's remuneration from the date of her appointment as a Director from 12 October 2006. Lee Hsien Yang was the only Executive Director of the Company in the financial year ended 31 March 2006. A further payment of S$1.8 million was made to Lee Hsien Yang subsequent to the balance sheet date. See Page 69 for more details.

The Directors were awarded up to 2,723,114 (2006: 1,643,701) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for the Directors computed in accordance with FRS 102, *Share-based Payment*, was S$3.9 million (2006: S$2.5 million).

(3) Included Chua Sock Koong's remuneration from 1 April 2006 to 11 October 2006

(4) The other key management personnel (excluding Chua Sock Koong) were awarded up to 3,367,652 (2006: 5,534,298) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for other key management computed in accordance with FRS 102, *Share-based Payment*, was S$5.2 million (2006: S$7.4 million).

The other key management personnel of the Group comprise members of SingTel's Management Committee. The composition of the Management Committee has been streamlined during the year.

5.3 Share-based Payments

5.3.1 Share options

In 2003, the Singapore Telecom Share Option Scheme 1999 was suspended with the implementation of Share Plan 2003. The existing share options granted continue to vest according to the terms and conditions of the scheme and the respective grants.

The share options have a validity period of ten years from the date of grant, and are granted either without performance hurdles ("**Market Price Share Options**") or with performance hurdles ("**Performance Share Options**").

Market Price Share Options are granted based on the performance of the Group and individuals. These share options vest over three years from the date of the grant and are exercisable after the first anniversary of the date of the grant and will expire on the tenth anniversary of the date of grant.

Performance Share Options are conditional grants where vesting is conditional on performance targets set based on medium-term corporate objectives. At the end of the three-year performance period, the final number of Performance Share Options awarded will depend on the level of achievement of those targets.



5.3.1 Share options (cont'd)

Group and Company	Number of share options [1] 2007 '000	Number of share options [1] 2006 '000	Weighted average exercise price per share 2007 S$	Weighted average exercise price per share 2006 S$
Outstanding as at 1 Apr	**74,652**	138,766	**1.93**	1.84
Cancelled	**(2,715)**	(2,267)	**2.18**	2.40
Exercised	**(31,264)**	(61,847)	**1.89**	1.63
Outstanding and exercisable as at 31 Mar	**40,673**	74,652	**1.97**	1.93

	2007 '000	2006 '000
The outstanding share options have the following exercise prices:		
A$3.63 (2006: A$3.63) for 1.66 SingTel shares [1]	**2,536**	5,733
S$2.50 to S$2.97 (2006: S$2.50 to S$3.03)	**4,896**	7,050
S$2.00 to S$2.49	**9,723**	17,378
S$1.50 to S$1.99	**23,458**	42,961
S$1.30 to S$1.49	**60**	1,530
	40,673	74,652
Weighted average remaining validity life	**3.9 years**	4.9 years

Note:
(1) The figure represents the number of unissued SingTel shares based on a ratio of 1.66 SingTel shares per share option.

No compensation expense is recognised when the share options are issued (see Note 2.22.3).

5.3.2 Performance share plans

Two categories of awards – General Awards for all staff and Senior Management Awards for senior management staff – are made on an annual basis at the discretion of the Group. The grants are conditional on the achievement of targets set for a three-year performance period. The performance shares will only be released to the recipients at the end of the qualifying performance period. The final number of performance shares will depend on the level of achievement of the targets over the three-year period.

The General Awards shall be settled by delivery of SingTel shares, while the Senior Management Awards are to be settled by SingTel shares or cash, at the option of the recipient.

Additionally, early vesting of the performance shares can also occur under special circumstances approved by the Compensation Committee such as retirement, redundancy, illness and death whilst in employment.

The performance share plans provide for the award of performance shares to selected employees of SingTel and its subsidiaries. Though the performance shares are awarded by SingTel, the respective subsidiaries that wish to provide incentives to their own employees to retain and encourage their continued service, bear all costs and expenses in any way arising out of, or connected with, the grant and vesting of the awards to their employees.



5.3.2 Performance share plans (cont'd)

The fair value of the performance shares are estimated using a Monte-Carlo simulation methodology at the measurement dates, which are grant dates for equity-settled awards, and balance sheet date for cash-settled awards.

For the purpose of accruing the performance share expense for the Senior Management Awards until the achievement of the targets can be accurately ascertained, vesting is estimated at 100% of the grants.

General Awards – equity-settled arrangements

The movements of the number of performance shares for the General Awards during the financial year were as follows:

Group and Company 2007	**Outstanding as at 1 Apr 06 '000**	**Granted '000**	**Vested '000**	**Cancelled '000**	**Outstanding and unvested as at 31 Mar 07 '000**
Date of grant					
Share Plan 2003					
FY2004 [1]					
25 Jun 03	**26,503**	**-**	**(18,197)**	**(8,306)**	**-**
25 Feb 04	**37**	**-**	**(26)**	**(11)**	**-**
Share Plan 2004					
FY2005					
26 May 04	**26,455**	**-**	**(303)**	**(1,974)**	**24,178**
Sep to Nov 04	**516**	**-**	**-**	**-**	**516**
FY2006					
26 May 05	**27,451**	**-**	**(48)**	**(2,371)**	**25,032**
Aug 05 to Feb 06	**1,362**	**-**	**-**	**-**	**1,362**
FY2007					
25 May 06	**-**	**35,046**	**(3)**	**(1,810)**	**33,233**
Aug 06 to Mar 07	**-**	**468**	**-**	**-**	**468**
	82,324	**35,514**	**(18,577)**	**(14,472)**	**84,789**

Note:

(1) "FY 2004" denotes financial year ended 31 March 2004



5.3.2 Performance share plans (cont'd)

Group and Company 2006	Outstanding as at 1 Apr 05 '000	Granted '000	Vested '000	Cancelled '000	Outstanding and unvested as at 31 Mar 06 '000
Date of grant					
Share Plan 2003					
FY2004					
25 Jun 03	30,057	-	(645)	(2,909)	26,503
25 Feb 04	37	-	-	-	37
Share Plan 2004					
FY2005					
26 May 04	29,158	-	(252)	(2,451)	26,455
Sep to Nov 04	516	-	-	-	516
FY2006					
26 May 05	-	29,369	-	(1,918)	27,451
Aug 05 to Feb 06	-	1,362	-	-	1,362
	59,768	30,731	(897)	(7,278)	82,324

The fair values of the significant General Awards at grant date and the assumptions of the fair value model for the grants were as follows:

	Date of grant		
	Share Plan 2004		
2007 and 2006	**FY2005**	**FY2006**	**FY2007**
General Awards	**26 May 2004**	**26 May 2005**	**25 May 2006**
Fair value at grant date	S$1.15	S$1.41	S$1.09
Assumptions under Monte-Carlo Model			
Expected volatility			
SingTel	23.0%	24.7%	21.6%
MSCI Asia Pacific Telco Index	22.9%	19.8%	15.5%
MSCI Asia Pacific Telco Component Stocks			
Historical volatility period			
From	Jul 01	Jul 01	Jul 01
To	May 04	May 05	May 06
Risk free interest rates			
Yield of Singapore Government Securities on	26 May 04	26 May 05	25 May 06
Expected dividend			
SingTel	Management forecast in line with dividend policy.		
MSCI Asia Pacific Telco Index	Weighted dividend yield based on expected payout from analyst consensus.		
MSCI Asia Pacific Telco Component Stocks	Expected payout from analyst consensus.		



5.3.2 Performance share plans (cont'd)

Senior Management Awards – cash-settled arrangements
The movements of the number of performance shares under the Senior Management Awards, the fair value of the grants at balance sheet date and the assumptions of the fair value model for the relevant grants were as follows:

	Date of grant				
	Share Plan 2003	**Share Plan 2004**			
	FY2004	**FY2005**	**FY2006**	**FY2007**	**Group And Company**
2007	**25 Jun 03**	**26 May 04**	**26 May 05**	**25 May 06**	
<u>Senior Management Awards</u>					
Number of performance shares ('000)					
Outstanding as at 1 Apr 06	**2,320**	**1,677**	**2,245**	**-**	**6,242**
Granted	**-**	**-**	**-**	**3,081**	**3,081**
Vested	**(2,320)**	**-**	**-**	**-**	**(2,320)**
Cancelled	**-**	**-**	**(26)**	**-**	**(26)**
Outstanding and unvested as at 31 Mar 07	**-**	**1,677**	**2,219**	**3,081**	**6,977**
Fair value at balance sheet date		**S$3.28**	**S$2.37**	**S$2.42**	
Assumptions under Monte-Carlo Model					
Expected volatility					
SingTel			**22.4%**	**22.4%**	
MSCI Asia Pacific Telco Index			**13.9%**	**13.9%**	
MSCI Asia Pacific Telco Component Stocks			**800 days historical volatility preceding Mar 07**		
Risk free interest rates					
Yield of Singapore Government Securities on			**30 Mar 07**	**30 Mar 07**	

	Date of grant			
	Share Plan 2003	**Share Plan 2004**		
	FY2004	**FY2005**	**FY2006**	**Group And Company**
2006	**25 Jun 03**	**26 May 04**	**26 May 05**	
<u>Senior Management Awards</u>				
Number of performance shares ('000)				
Outstanding as at 1 Apr 05	3,592	2,433	-	6,025
Granted	-	-	2,532	2,532
Vested	(578)	(191)	-	(769)
Cancelled	(694)	(565)	(287)	(1,546)
Outstanding and unvested as at 31 Mar 06	2,320	1,677	2,245	6,242
Fair value at balance sheet date	S$2.65	S$2.38	S$1.70	
Assumptions under Monte-Carlo Model				
Expected volatility				
SingTel		21.9%	21.9%	
MSCI Asia Pacific Telco Component Stocks		800 days historical volatility preceding Mar 06		
Risk free interest rates				
Yield of Singapore Government Securities on		31 Mar 06	31 Mar 06	



5.3.3 Performance-based Deferred Bonus Scheme ("PBDBS")

With effect from 2004, discretionary PBDBS units are granted to selected overseas local hires. While these units have the same vesting criteria as the Share Plan 2004, the payout is the form of cash instead of shares. The recipients are encouraged to purchase and hold SingTel shares with the cash payout, in line with the objective of the performance share plans.

	Date of grant			
	FY2005	FY2006	FY2007	
2007	**26 May 04**	**26 May 05**	**25 May 06**	**Group**
PBDBS (cash-settled)				
Number of performance shares ('000)				
Outstanding as at 1 Apr 06	**511**	**521**	**-**	**1,032**
Granted	**-**	**-**	**1,267**	**1,267**
Cancelled	**(37)**	**(34)**	**(76)**	**(147)**
Outstanding and unvested as at 31 Mar 07	**474**	**487**	**1,191**	**2,152**
Fair value at balance sheet date		**S$1.40**	**S$1.68**	
Assumptions under Monte-Carlo Model				
Expected volatility				
SingTel		**22.4%**	**22.4%**	
MSCI Asia Pacific Telco Index		**13.9%**	**13.9%**	
MSCI Asia Pacific Telco Component Stocks		**800 days historical volatility preceding Mar 07**		
Risk free interest rates				
Yield of Singapore Government Securities on		**30 Mar 07**	**30 Mar 07**	

	Date of grant		
	FY2005	FY2006	
2006	**26 May 04**	**26 May 05**	**Group**
PBDBS (cash-settled)			
Number of performance shares ('000)			
Outstanding as at 1 Apr 05	525	-	525
Granted	-	527	527
Cancelled	(14)	(6)	(20)
Outstanding and unvested as at 31 Mar 06	511	521	1,032
Fair value at balance sheet date	S$1.51	S$1.10	
Assumptions under Monte-Carlo Model			
Expected volatility			
SingTel	21.9%	21.9%	
MSCI Asia Pacific Telco Index	16.2%	16.2%	
MSCI Asia Pacific Telco Component Stocks	800 days historical volatility preceding Mar 06		
Risk free interest rates			
Yield of Singapore Government Securities on	31 Mar 06	31 Mar 06	



5.4 **Special Purpose Entity**

The Trust's purpose is to purchase the Company's shares from the open market for delivery to the recipients upon vesting of the awards.

As at balance sheet date, the Trust held the following assets:

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Cash at bank	**0.5**	*	**0.3**	*
Cost of SingTel shares, net of vesting	**42.4**	38.1	**25.6**	22.9
	42.9	38.1	**25.9**	22.9

* Denotes amount less than S$50,000

The details of SingTel shares held by the Trust were as follows:

	Number of Shares		Amount	
	2007 '000	**2006 '000**	**2007 S$ Mil**	**2006 S$ Mil**
Balance as at 1 Apr	**15,337**	8,432	**38.1**	19.9
Purchase of SingTel shares	**12,011**	7,857	**32.1**	20.6
Cancellation upon capital reduction exercise by SingTel	**(585)**	-	**(1.5)**	-
Vesting of shares	**(10,506)**	(952)	**(26.3)**	(2.4)
Balance as at 31 Mar	**16,257**	15,337	**42.4**	38.1

Upon consolidation of the Trust in the consolidated financial statements, the weighted average cost of vested SingTel shares is taken to 'Capital Reserve – Performance Shares' whereas the weighted average cost of unvested shares is taken to 'Treasury Shares Held By Trust' within equity. See Note 2.4.



Notes to the Financial Statements

For the financial year ended 31 March 2007

5.5 Other Operating Expense Items

	Group 2007 S$ Mil	Group 2006 S$ Mil
Operating expenses included the following:		
Auditors' remuneration		
– DT Singapore [1]	**0.6**	-
– DT Australia	**0.8**	-
– PwC Singapore [2]	**-**	0.7
– PwC Australia	**-**	0.9
– Other auditors	**0.2**	0.2
Non-audit fees paid to		
– DT Singapore [1]	*****	-
– DT Australia	*****	-
– PwC	**1.4**	1.6
– Other auditors	**2.2**	2.7
Bad trade receivables written off	**0.1**	0.3
Impairment of trade receivables	**60.9**	87.9
Inventory written off	**2.2**	3.6
(Writeback of provision)/Provision for liquidated damages and warranties	**(7.2)**	1.1
Research and development expenses written off	**0.5**	1.1
Operating lease payments for property and mobile base stations	**260.3**	256.0

* Denotes amount less than S$50,000

Notes:

(1) Deloitte & Touche ("**DT**") Singapore, auditors of the Group and Company for the financial year ended 31 March 2007.

(2) PricewaterhouseCoopers ("**PwC**") Singapore, auditors of the Group and Company for the financial year ended 31 March 2006.

The Audit Committee had undertaken a review of the non-audit services provided by the auditors and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

6. OTHER INCOME

	Group 2007 S$ Mil	Group 2006 S$ Mil
Net (loss)/gain on disposal of property, plant and equipment	**(5.6)**	29.7
Bad trade receivables recovered	**8.8**	8.4
Rental income	**5.0**	5.5
Net exchange gain – trade related	**9.3**	2.0
Debt recovered from an ex-venture partner	**16.6**	-
Others	**82.8**	66.0
	116.9	111.6



7. DEPRECIATION AND AMORTISATION

	Group 2007 S$ Mil	Group 2006 S$ Mil
Depreciation of property, plant and equipment	**1,800.1**	1,943.5
Amortisation of intangible assets	**56.7**	51.1
Amortisation of sales and leaseback income	**(2.2)**	(17.9)
	1,854.6	1,976.7

8. EXCEPTIONAL ITEMS

	Group 2007 S$ Mil	Group 2006 S$ Mil
Exceptional gains		
Gain on sale of property, plant and equipment	**209.4**	-
Gain on deconsolidation of subsidiaries [1]	**-**	617.7
Gain on sale/dilution of interest in associated and joint venture companies	**5.8**	158.7
Gain on sale of AFS investment to a related party [2]	**-**	58.7
Gain on sale of AFS investments	**0.2**	-
	215.4	835.1
Exceptional losses		
Impairment of property, plant and equipment and intangible assets	**(19.3)**	(9.0)
Provison for impairment of a joint venture company	**(10.8)**	-
Impairment of goodwill of subsidiaries	**(0.2)**	-
Impairment of AFS investments	**(0.1)**	(1.0)
Loss on deconsolidation of a subsidiary	**-**	(9.6)
	(30.4)	(19.6)
	185.0	815.5

Notes:

(1) The exceptional gain arose upon the deconsolidation of C2C Group and represented the excess of the losses recognised over the cost of the initial investment and other accounting adjustments.

(2) The gain included fair value gain of S$47.4 million transferred from 'Fair Value Reserve' within equity to income statement upon the sale of the AFS investment.



9. SHARE OF RESULTS OF ASSOCIATED AND JOINT VENTURE COMPANIES

	Group 2007 S$ Mil	Group 2006 S$ Mil
Share of ordinary results of		
– joint venture companies	**2,029.4**	1,607.0
– associated companies	**42.8**	41.0
	2,072.2	1,648.0
Share of exceptional items [1] of joint venture companies	**0.6**	1.0
Share of ordinary tax of		
– joint venture companies	**(531.5)**	(431.8)
– associated companies	**(10.0)**	(10.7)
	(541.5)	(442.5)
Share of tax on exceptional items of joint venture companies	**6.4**	-
	1,537.7	1,206.5
Note:		
(1) Share of exceptional items comprised:		
Bond redemption costs	**(18.8)**	-
Write-back of equity losses previously recognised	**15.9**	-
Impairment of property, plant and equipment	**-**	(7.3)
Others	**3.5**	8.3
	0.6	1.0

10. INTEREST AND INVESTMENT INCOME

	Group 2007 S$ Mil	Group 2006 S$ Mil
Interest income from		
– associated and joint venture companies	**8.5**	4.2
– others	**98.7**	102.2
	107.2	106.4
Gross dividends from investments	**4.1**	4.2
Other revenue	**111.3**	110.6
Exchange gain on short term loan to Optus, net of hedging	**-**	52.9
Net gain on sale of trading investments	**1.2**	-
Net exchange loss	**(25.9)**	(25.3)
Fair value gains/(losses) on trading investments	**0.7**	(1.5)
Others	**-**	0.3
	87.3	137.0



11. FINANCE COSTS

	Group	
	2007 **S$ Mil**	**2006** **S$ Mil**
Interest expense		
– bonds	**462.5**	523.0
– bank loans	**14.0**	67.2
– others	**10.1**	13.9
	486.6	604.1
Less: Amounts capitalised in the balance sheet	**(16.9)**	(14.4)
	469.7	589.7
Effects of hedging using interest-rate swaps	**(61.7)**	(99.5)
Loss/(Gain) arising on derivatives not in a designated hedge accounting relationship	**1.7**	(1.5)
Unwinding of discount (including adjustments)	**11.7**	(2.0)
	421.4	486.7

As at 31 March 2007, the interest rate applicable to the capitalised borrowings was 7.5 per cent (2006: 7.0 per cent).

12. TAXATION

12.1 Tax Expense

	Group	
	2007 **S$ Mil**	**2006** **S$ Mil**
Current income tax		
– Singapore	**243.9**	288.8
– Overseas	**362.8**	301.6
	606.7	590.4
Deferred income tax	**(56.0)**	16.5
Tax expense attributable to current year's profit	**550.7**	606.9
Recognition of deferred tax asset on other temporary differences [1]	**(143.0)**	(271.2)
Adjustments in respect of prior year:		
Current income tax		
– under provision	**8.0**	1.6
Deferred income tax		
– change in corporate tax rate	**(37.5)**	-
– (over)/under provision	**(4.8)**	0.7
	(42.3)	0.7
	373.4	338.0

Note:
(1) This relates to a deferred tax asset recognised on interest expenses arising from inter-company loans.



12.1 Tax Expense (cont'd)

The tax expense on the profits was different from the amount that would arise using the Singapore standard rate of income tax due to the following:

	Group 2007 S$ Mil	Group 2006 S$ Mil
Profit before tax	**4,152.7**	4,499.3
Less: Share of results of associated and joint venture companies	**(1,537.7)**	(1,206.5)
	2,615.0	3,292.8
Tax calculated at tax rate of 18 per cent (2006: 20 per cent)	**470.7**	658.6
Effects of:		
Different tax rates of other countries	**192.8**	205.0
Income not subject to tax	**(136.8)**	(278.2)
Expenses not deductible for tax purposes	**35.9**	25.5
Deferred tax asset not recognised	**1.7**	6.3
Deferred tax asset previously not recognised now recognised	**-**	(6.0)
Others	**(13.6)**	(4.3)
Tax expense attributable to current year's profits	**550.7**	606.9

12.2 Deferred Taxes

The movements of the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year were as follows:

Group - 2007 **Deferred tax liabilities**	**Accelerated tax depreciation S$ Mil**	**Offshore interest and dividend not remitted S$ Mil**	**Others S$ Mil**	**Total S$ Mil**
Balance as at 1 Apr 06	**345.7**	**47.7**	**18.4**	**411.8**
Credited to income statement	**(60.2)**	**(2.5)**	**-**	**(62.7)**
Transfer to current tax	**-**	**-**	**(0.2)**	**(0.2)**
Balance as at 31 Mar 07	**285.5**	**45.2**	**18.2**	**348.9**



12.2 Deferred Taxes (cont'd)

Group - 2007 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	**(481.1)**	**(349.4)**	**(224.8)**	**(92.1)**	**(1,147.4)**
Adjustment in respect of prior year	**-**	**3.3**	**-**	**0.9**	**4.2**
Credited to income statement	**(134.8)**	**(6.7)**	**-**	**(37.1)**	**(178.6)**
Taken to equity	**-**	**-**	**-**	**7.3**	**7.3**
Transfer from current tax	**89.4**	**-**	**222.1**	**(16.3)**	**295.2**
Translation differences	**(28.3)**	**(19.9)**	**(6.3)**	**(7.4)**	**(61.9)**
Balance as at 31 Mar 07	**(554.8)**	**(372.7)**	**(9.0)**	**(144.7)**	**(1,081.2)**

Group - 2006 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	393.3	47.6	19.9	460.8
(Credited)/Charged to income statement	(47.4)	0.1	(1.5)	(48.8)
Transfer to current tax	(0.2)	-	-	(0.2)
Balance as at 31 Mar 06	345.7	47.7	18.4	411.8

Group - 2006 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	(297.8)	(396.0)	(482.4)	(82.6)	(1,258.8)
Acquisition of subsidiaries	(1.1)	-	(10.5)	4.7	(6.9)
(Credited)/Charged to income statement	(211.4)	10.9	(0.6)	(4.1)	(205.2)
Taken to equity	-	-	-	(13.6)	(13.6)
Transfer from current tax	-	-	241.9	-	241.9
Translation differences	29.2	35.7	26.8	3.5	95.2
Balance as at 31 Mar 06	(481.1)	(349.4)	(224.8)	(92.1)	(1,147.4)



Notes to the Financial Statements

For the financial year ended 31 March 2007

12.2 Deferred Taxes (cont'd)

Company - 2007 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	**265.9**	**0.1**	**45.4**	**311.4**
Credited to income statement	**(51.4)**	**-**	**(4.5)**	**(55.9)**
Balance as at 31 Mar 07	**214.5**	**0.1**	**40.9**	**255.5**

Company - 2007 Deferred tax assets	Provisions S$ Mil	Deferred sales and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	**(20.9)**	**(1.8)**	**(5.8)**	**(28.5)**
Charged to income statement	**3.1**	**0.4**	**0.8**	**4.3**
Balance as at 31 Mar 07	**(17.8)**	**(1.4)**	**(5.0)**	**(24.2)**

Company - 2006 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	304.0	0.1	45.4	349.5
Credited to income statement	(38.1)	-	-	(38.1)
Balance as at 31 Mar 06	265.9	0.1	45.4	311.4

Company - 2006 Deferred tax assets	Provisions S$ Mil	Deferred sales and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	(21.2)	(2.0)	(3.0)	(26.2)
Charged/(Credited) to income statement	0.3	0.2	(2.8)	(2.3)
Balance as at 31 Mar 06	(20.9)	(1.8)	(5.8)	(28.5)

Notes:

(1) TWDV – Tax written down value

(2) NBV – Net book value



12.2 **Deferred Taxes (cont'd)**

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when deferred income taxes relate to the same fiscal authority.

The amounts, determined after appropriate offsetting, are shown in the balance sheets as follows:

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Deferred tax assets	**(1,047.7)**	(1,111.2)	**-**	-
Deferred tax liabilities	**315.4**	375.6	**231.3**	282.9
	(732.3)	(735.6)	**231.3**	282.9

Deferred tax assets are recognised to the extent that realisation of the related tax benefits through future taxable profits is probable.

As at 31 March 2007, the subsidiaries of the Group had estimated unutilised income tax losses of approximately S$107 million (2006: S$799 million), including S$30 million (2006: S$749 million) from the Optus Group, unutilised capital tax losses of S$23 million (2006: S$21 million) and unabsorbed capital allowances of approximately S$1.5 million (2006: S$1.4 million).

These unutilised income tax losses and unabsorbed capital allowances are available for set-off against future taxable profits, subject to the agreement of the relevant tax authorities and compliance with certain provisions of the income tax regulations of the respective countries in which the subsidiaries operate. The unutilised capital tax losses are available for set-off against future capital gains of a similar nature subject to compliance with certain statutory tests in Australia.

As at the balance sheet date, the potential tax benefits arising from the following items were not recognised in the financial statements due to uncertainty on their recoverability:

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Unutilised income tax losses and unabsorbed capital allowances	**78.1**	50.7	**-**	-
Unutilised capital tax losses	**22.6**	21.4	**-**	-



13. UNDERLYING NET PROFIT

	Group 2007 S$ Mil	Group 2006 S$ Mil
Profit attributable to shareholders	**3,778.8**	4,163.3
Adjustments for:		
Exceptional items	**(185.0)**	(815.5)
Exceptional tax credit	**(37.5)**	-
Exchange gain on short term loan to Optus, net of hedging	**-**	(52.9)
	3,556.3	3,294.9

14. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group 2007 S$ Mil	Group 2006 S$ Mil
Profit before tax	**4,152.7**	4,499.3
Adjustments for:		
Depreciation and amortisation	**1,854.6**	1,976.7
Exceptional items	**(185.0)**	(815.5)
Interest and investment income	**(87.3)**	(137.0)
Finance costs	**421.4**	486.7
Share of taxes of associated and joint venture companies	**535.1**	442.5
EBITDA	**6,691.5**	6,452.7

15. EARNINGS PER SHARE

	Group 2007 '000	Group 2006 '000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share [1]	**16,254,808**	16,666,584
Adjustment for dilutive effect of share options	**17,506**	29,033
Adjustment for dilutive effect of Share Plan 2004	**63,056**	33,911
Weighted average number of ordinary shares for calculation of diluted earnings per share	**16,335,370**	16,729,528

Note:
(1) Adjusted to exclude the number of performance shares held by the Trust.

'Basic earnings per share' is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For 'Diluted earnings per share', the weighted average number of ordinary shares in issue included the number of additional shares outstanding should the potential dilutive ordinary shares arising from the share options and performance shares granted by the Group have been issued. Adjustment is made to earnings for the dilutive effect arising from the associated and joint venture companies' dilutive shares.



16. RELATED PARTY TRANSACTIONS

Related parties consist of key management of the Group, subsidiaries of the ultimate holding company and associated and joint venture companies of the Group. In addition to the related party information disclosed elsewhere in the financial statements, the Group had the following significant transactions and balances with related parties:

	Group	
	2007 S$ Mil	2006 S$ Mil
Revenue		
Subsidiaries of ultimate holding company		
Telecommunications	**90.1**	107.8
Rental and maintenance	**30.7**	30.1
Information technology	**4.6**	4.1
Associated and joint venture companies		
Telecommunications	**20.0**	104.9
Capacity sales	**-**	9.0
Expenses		
Subsidiaries of ultimate holding company		
Telecommunications	**38.3**	33.1
Utilities	**52.7**	48.5
Associated and joint venture companies		
Telecommunications	**63.7**	61.1
Transmission capacity	**35.4**	60.4
Postal	**11.6**	16.7
Network terminations	**-**	66.2
Rental	**4.1**	4.8
Due from related parties	**15.8**	25.6
Due to related parties	**3.7**	5.2

All the above transactions were at normal commercial terms and conditions and market rates.

Please refer to Note 5.2 for information on key management personnel compensation.

17. CASH AND CASH EQUIVALENTS

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Fixed deposits	**1,142.8**	2,493.8	**148.5**	595.5
Cash and bank balances	**247.3**	276.5	**40.0**	74.3
	1,390.1	2,770.3	**188.5**	669.8

The carrying amounts of the cash and cash equivalents approximate their fair values.



17. CASH AND CASH EQUIVALENTS (cont'd)

Cash and cash equivalents denominated in the non-functional currencies of the respective subsidiaries of the Group were as follows:

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
USD	**201.3**	191.7	**115.4**	123.2
AUD	**27.0**	2.2	**26.8**	1.9
EUR	**11.5**	7.6	**7.0**	6.2
HKD	**4.8**	1.1	**1.2**	0.8

The maturities of the fixed deposits were as follows:

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Less than three months	**1,141.3**	2,492.1	**148.5**	595.5
Over three months	**1.5**	1.7	**-**	-
	1,142.8	2,493.8	**148.5**	595.5

The weighted average effective interest rates of the fixed deposits of the Group and Company at the end of the financial year were 3.3 per cent (2006: 3.3 per cent) and 5.3 per cent (2006: 3.5 per cent) respectively.

The exposure of cash and cash equivalents to interest rate risks is disclosed in Note 38.3.



18. TRADE AND OTHER RECEIVABLES

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Trade receivables	**2,185.7**	1,900.8	**496.7**	416.6
Less: Allowance for impairment of trade receivables	**(272.6)**	(299.5)	**(102.5)**	(106.3)
	1,913.1	1,601.3	**394.2**	310.3
Other receivables	**118.3**	113.2	**15.4**	9.7
Less: Allowance for impairment of other receivables	**-**	(21.6)	**-**	-
	118.3	91.6	**15.4**	9.7
Loans to subsidiaries	**-**	-	**104.0**	316.5
Less: Allowance for impairment of loans due	**-**	-	**(30.2)**	(30.2)
	-	-	**73.8**	286.3
Amount due from subsidiaries				
– trade	**-**	-	**109.3**	122.1
– non-trade	**-**	-	**867.8**	314.4
Less: Allowance for impairment of amount due	**-**	-	**(110.6)**	(109.7)
	-	-	**866.5**	326.8
Amount due from associated and joint venture companies				
– trade	**9.4**	8.7	**2.4**	2.7
– non-trade	**72.5**	82.7	**-**	-
	81.9	91.4	**2.4**	2.7
Loans to associated and joint venture companies	**29.6**	31.1	**7.4**	19.3
Interest receivable	**118.5**	130.3	**89.2**	95.0
Prepayments	**171.8**	123.7	**25.4**	7.6
Staff loans	**1.0**	1.1	**0.2**	0.3
Others	**13.9**	7.8	**2.6**	0.1
	2,448.1	2,078.3	**1,477.1**	1,058.1

As at 31 March 2007, the loans to subsidiaries were unsecured, interest-free and repayable on demand. As at 31 March 2006, the loans to subsidiaries included S$3.6 million which was interest bearing at an effective interest rate of 4.4 per cent per annum.

As at 31 March 2006, the non-trade amount due from subsidiaries included S$61.3 million which bears interest at 0.5 per cent above 1 month Swap Offer Rate and had an effective interest rate of 4.1 per cent.

Except as disclosed above, the non-trade balances with subsidiaries, associated and joint venture companies were unsecured, interest-free and repayable on demand.

The loans to associated and joint venture companies were unsecured, interest-free and repayable on demand.

In respect of the Company's action against StarHub Cable Vision Ltd for breach of the Network Lease Agreement dated 16 June 1995 between the parties, the Court of Appeal has ordered judgment on liability in favour of the Company and for damages to be assessed. As at 31 March 2007, the assessment of damages hearing has not taken place, hence no amount has been accrued in the financial statements.



Notes to the Financial Statements

For the financial year ended 31 March 2007

19. TRADING INVESTMENTS

Trading investments comprised the following:

	Group 2007 S$ Mil	Group 2006 S$ Mil
Quoted interest bearing securities		
SGD denominated Credit Linked Notes	**299.8**	649.2
SGD denominated Corporate Bonds and Notes	**40.4**	203.2
SGD denominated Government Securities	**-**	5.3
Quoted equity securities		
Hong Kong	**0.7**	0.7
Singapore	**-**	0.6
Quoted other investments		
USD denominated Investment Funds	**0.6**	1.3
	341.5	860.3

The effective interest rates at the balance sheet date were as follows:

	Group 2007 %	Group 2006 %
Quoted interest bearing securities		
Variable rate ranging from 3.1% to 3.7% (2006: 2.1% to 3.7%) maturing in less than 1 year	**3.4**	3.0
Variable rate maturing between 1 and 5 years (2006: 3.4% to 3.7%)	**-**	3.6
Fixed rate maturing in less than 1 year (2006: 2.0% to 5.6%)	**2.6**	3.1
Fixed rate maturing between 1 and 5 years (2006: 2.6% to 5.6%)	**5.1**	4.3

20. INVENTORIES

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Equipment held for resale	**85.1**	73.9	**0.1**	0.1
Maintenance and capital works' inventories	**7.3**	48.0	**6.2**	7.4
Work-in-progress	**1.0**	64.4	**-**	-
	93.4	186.3	**6.3**	7.5



21. **PROPERTY, PLANT AND EQUIPMENT**

Group - 2007	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 06	18.2	342.1	651.9	11,124.8	2,755.9	3,474.6	811.4	19,178.9
Additions (net of rebates)	-	-	25.2	323.2	69.9	103.8	1,209.5	1,731.6
Disposals/Write-offs	-	(104.7)	(46.3)	(323.1)	(58.0)	(130.8)	-	(662.9)
Reclassifications/Adjustments	-	-	5.7	987.7	65.2	258.7	(1,168.4)	148.9
Translation differences	1.0	(1.2)	7.6	444.0	62.5	129.5	38.7	682.1
Balance as at 31 Mar 07	19.2	236.2	644.1	12,556.6	2,895.5	3,835.8	891.2	21,078.6
Accumulated depreciation								
Balance as at 1 Apr 06	-	48.2	224.5	5,091.0	1,755.3	2,537.0	-	9,656.0
Depreciation charge for the year	-	4.5	13.9	1,139.4	225.5	416.8	-	1,800.1
Disposals/Write-offs	-	(13.3)	(16.1)	(309.1)	(60.6)	(123.4)	-	(522.5)
Reclassifications/Adjustments	-	-	(1.5)	73.6	5.7	(9.3)	-	68.5
Translation differences	-	(0.3)	2.0	183.3	27.5	96.4	-	308.9
Balance as at 31 Mar 07	-	39.1	222.8	6,178.2	1,953.4	2,917.5	-	11,311.0
Accumulated impairment								
Balance as at 1 Apr 06	-	8.0	35.4	4.3	2.3	8.2	-	58.2
Disposals	-	(6.0)	(28.3)	(0.3)	(1.2)	(3.6)	-	(39.4)
Impairment charge for the year	-	-	0.2	2.6	0.5	16.0	-	19.3
Translation differences	-	-	-	-	(0.1)	-	-	(0.1)
Balance as at 31 Mar 07	-	2.0	7.3	6.6	1.5	20.6	-	38.0
Net Book Value as at 31 Mar 07	19.2	195.1	414.0	6,371.8	940.6	897.7	891.2	9,729.6



21. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Group - 2006	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 05	21.7	385.2	677.3	13,674.9	2,773.7	3,360.8	768.1	21,661.7
Additions (net of rebates)	-	-	-	165.1	53.1	41.9	1,498.4	1,758.5
Disposals/Write-offs	(1.7)	(42.8)	(25.1)	(102.7)	(43.0)	(67.6)	-	(282.9)
Acquisition of subsidiaries	-	-	-	-	-	15.6	-	15.6
Deconsolidation of subsidiaries	-	-	-	(2,796.3)	-	(39.0)	-	(2,835.3)
Reclassifications/Adjustments	-	-	12.2	906.1	88.3	384.1	(1,386.1)	4.6
Translation differences	(1.8)	(0.3)	(12.5)	(722.3)	(116.2)	(221.2)	(69.0)	(1,143.3)
Balance as at 31 Mar 06	18.2	342.1	651.9	11,124.8	2,755.9	3,474.6	811.4	19,178.9
Accumulated depreciation								
Balance as at 1 Apr 05	-	49.9	219.5	4,848.5	1,554.8	2,243.1	-	8,915.8
Depreciation charge for the year	-	4.2	20.5	1,124.7	274.4	519.7	-	1,943.5
Disposals/Write-offs	-	(5.8)	(10.2)	(89.2)	(39.5)	(66.7)	-	(211.4)
Deconsolidation of subsidiaries	-	-	-	(510.3)	-	(12.0)	-	(522.3)
Reclassifications/Adjustments	-	-	(1.8)	(7.4)	14.5	9.1	-	14.4
Translation differences	-	(0.1)	(3.5)	(275.3)	(48.9)	(156.2)	-	(484.0)
Balance as at 31 Mar 06	-	48.2	224.5	5,091.0	1,755.3	2,537.0	-	9,656.0
Accumulated impairment								
Balance as at 1 Apr 05	-	8.0	41.4	1,027.1	1.3	4.6	-	1,082.4
Disposals	-	-	(6.2)	(8.6)	(0.1)	(0.3)	-	(15.2)
Deconsolidation of subsidiaries	-	-	-	(1,024.8)	-	-	-	(1,024.8)
Impairment charge for the year	-	-	0.2	3.4	1.2	3.9	-	8.7
Translation differences	-	-	-	7.2	(0.1)	-	-	7.1
Balance as at 31 Mar 06	-	8.0	35.4	4.3	2.3	8.2	-	58.2
Net Book Value as at 31 Mar 06	18.2	285.9	392.0	6,029.5	998.3	929.4	811.4	9,464.7



21. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Company - 2007	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 06	**0.4**	**325.2**	**463.2**	**2,930.5**	**1,057.5**	**919.1**	**69.9**	**5,765.8**
Additions (net of rebates)	-	-	**4.8**	**50.0**	**30.0**	**62.1**	**53.2**	**200.1**
Disposals/Write-offs	-	**(104.7)**	**(46.3)**	**(309.0)**	**(34.3)**	**(84.5)**	-	**(578.8)**
Balance as at 31 Mar 07	**0.4**	**220.5**	**421.7**	**2,671.5**	**1,053.2**	**896.7**	**123.1**	**5,387.1**
Accumulated depreciation								
Balance as at 1 Apr 06	-	**44.5**	**167.6**	**1,758.2**	**848.9**	**690.4**	-	**3,509.6**
Depreciation charge for the year	-	**2.8**	**11.2**	**178.3**	**75.5**	**73.1**	-	**340.9**
Disposals/Write-offs	-	**(13.3)**	**(16.1)**	**(304.4)**	**(33.9)**	**(80.8)**	-	**(448.5)**
Balance as at 31 Mar 07	-	**34.0**	**162.7**	**1,632.1**	**890.5**	**682.7**	-	**3,402.0**
Accumulated impairment								
Balance as at 1 Apr 06	-	**8.0**	**35.2**	**1.1**	-	**3.2**	-	**47.5**
Impairment charge for the year	-	-	**0.3**	**2.6**	**0.5**	-	-	**3.4**
Disposals	-	**(6.0)**	**(28.3)**	**(0.4)**	-	**(2.0)**	-	**(36.7)**
Balance as at 31 Mar 07	-	**2.0**	**7.2**	**3.3**	**0.5**	**1.2**	-	**14.2**
Net Book Value as at 31 Mar 07	**0.4**	**184.5**	**251.8**	**1,036.1**	**162.2**	**212.8**	**123.1**	**1,970.9**



21. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Company - 2006	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 05	2.1	368.0	488.8	2,839.1	1,059.8	914.1	72.8	5,744.7
Additions (net of rebates)	-	-	-	133.8	16.7	25.1	56.3	231.9
Disposals/Write-offs	(1.7)	(42.8)	(25.0)	(72.9)	(33.0)	(34.5)	-	(209.9)
Reclassifications/Adjustments	-	-	(0.6)	30.5	14.0	14.4	(59.2)	(0.9)
Balance as at 31 Mar 06	0.4	325.2	463.2	2,930.5	1,057.5	919.1	69.9	5,765.8
Accumulated depreciation								
Balance as at 1 Apr 05	-	46.8	168.4	1,621.9	796.0	646.8	-	3,279.9
Depreciation charge for the year	-	3.5	11.2	195.8	83.4	75.7	-	369.6
Disposals/Write-offs	-	(5.8)	(10.2)	(59.5)	(30.5)	(33.9)	-	(139.9)
Reclassifications/Adjustments	-	-	(1.8)	-	-	1.8	-	-
Balance as at 31 Mar 06	-	44.5	167.6	1,758.2	848.9	690.4	-	3,509.6
Accumulated impairment								
Balance as at 1 Apr 05	-	8.0	41.4	9.7	-	3.5	-	62.6
Disposals	-	-	(6.2)	(8.6)	-	(0.3)	-	(15.1)
Balance as at 31 Mar 06	-	8.0	35.2	1.1	-	3.2	-	47.5
Net Book Value as at 31 Mar 06	0.4	272.7	260.4	1,171.2	208.6	225.5	69.9	2,208.7



21. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Property, plant and equipment included the following:

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Net book value of property, plant and equipment				
– Sold and leased back	**47.4**	92.9	**23.4**	41.8
– Held for generating operating lease income	**14.5**	17.2	**-**	-
Interest charges capitalised during the year	**16.9**	14.4	**-**	-
Staff costs capitalised during the year	**121.6**	132.1	**9.5**	9.6

In the current financial year, an impairment charge of S$19.3 million (2006: S$8.7 million) was made on certain property, plant and equipment to bring their carrying values to their recoverable values.

22. INTANGIBLE ASSETS

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Goodwill on consolidation	**9,563.5**	9,553.2	**-**	-
Telecommunications and spectrum licences	**512.3**	509.3	**3.3**	3.6
Customer relationships and others	**15.6**	53.1	**-**	-
	10,091.4	10,115.6	**3.3**	3.6

22.1 Goodwill on Consolidation

	Group 2007 S$ Mil	Group 2006 S$ Mil
Balance as at 1 Apr	**9,553.2**	9,514.6
Goodwill arising from acquisition of subsidiaries	**-**	64.8
Adjustment to goodwill recorded in prior years	**0.9**	(10.0)
Impairment of goodwill	**(0.2)**	-
Translation adjustments	**9.6**	(16.2)
Balance as at 31 Mar	**9,563.5**	9,553.2
Cost	**9,563.7**	9,553.2
Accumulated impairment	**(0.2)**	-
Net book value as at 31 Mar	**9,563.5**	9,553.2



22.1.1 Impairment testing of goodwill

The carrying values of the Group's goodwill on acquisition of subsidiaries and a joint venture company as at 31 March 2007 were assessed for impairment during the financial year.

Goodwill is allocated for impairment testing purposes to the individual entity which is also the CGU. The fixed, mobile, cable and broadband networks of Optus Group are integrated operationally and accordingly, Optus as a group is a CGU for the purpose of impairment tests for goodwill.

Group	As at 31 Mar 07 S$ Mil	As at 31 Mar 06 S$ Mil	Terminal growth rate [2] 2007	Terminal growth rate [2] 2006	Pre-tax discount rate 2007	Pre-tax discount rate 2006
Carrying value of goodwill						
Subsidiaries						
Unquoted shares in Optus Group	**9,563.5**	9,553.2	**4.0%**	4.0%	**11.7%**	11.0%
Joint venture company						
Unquoted shares in PBTL [1]	**119.3**	128.3	**6.5%**	7.9%	**17.4%**	20.2%

Notes:

(1) PBTL denotes 'Pacific Bangladesh Telecom Limited'.

(2) Weighted average growth rate used to extrapolate cash flows beyond the terminal year.

The recoverable values of cash generating units including goodwill are determined based on value-in-use calculations.

The value-in-use calculations apply a discounted cash flow model using cash flow projections based on financial budgets and forecasts approved by management. Management have considered and determined the factors applied in these financial budgets. Cash flows beyond the terminal year are extrapolated using the estimated growth rates stated in the table above.

The terminal growth rates used do not exceed the long term average growth rates of the respective industry and country in which the entity operates and are consistent with forecasts included in industry reports. The discount rates applied to the cash flow projections are derived from the cost of capital plus a reasonable risk premium at the date of the assessment of the respective cash generating units.

If a pre-tax discount rate of 13.0 per cent (2006: 12.3 per cent) is applied to the cash flow projections of Optus Group, the recoverable amount of Optus' goodwill will be equal to the carrying value, assuming the other variables remain unchanged.

No impairment loss was required for the carrying amount of goodwill assessed as at 31 March 2007 and 2006 as their recoverable values were in excess of their carrying values.



22.2 Telecommunications and Spectrum Licences

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Balance as at 1 Apr	**509.3**	574.8	**3.6**	4.0
Additions	**39.8**	10.9	**-**	-
Impairment charge for the year	**-**	(0.3)	**-**	-
Amortisation for the year	**(54.7)**	(34.0)	**(0.3)**	(0.4)
Reclassification	**(4.7)**	-	**-**	-
Translation difference	**22.6**	(42.1)	**-**	-
Balance as at 31 Mar	**512.3**	509.3	**3.3**	3.6
Cost	**758.2**	691.5	**8.4**	8.4
Accumulated amortisation	**(245.6)**	(181.9)	**(5.1)**	(4.8)
Accumulated impairment	**(0.3)**	(0.3)	**-**	-
	512.3	509.3	**3.3**	3.6

22.3 Customer Relationships and Others

	Group 2007 S$ Mil	Group 2006 S$ Mil
Balance as at 1 Apr	**53.1**	22.9
Additions	**-**	49.0
Amortisation for the year	**(2.0)**	(13.9)
Reclassification to 'Prepayments'	**(37.5)**	-
Translation difference	**2.0**	(4.9)
Balance as at 31 Mar	**15.6**	53.1
Cost	**21.5**	69.6
Accumulated amortisation	**(5.9)**	(16.5)
	15.6	53.1

23. SUBSIDIARIES

	Company 2007 S$ Mil	Company 2006 S$ Mil
Unquoted equity shares, at cost	**15,390.3**	15,390.3
Shareholders' advances	**3,515.6**	3,515.6
Deemed investment in a subsidiary	**10.7**	-
	18,916.6	18,905.9
Less: Allowance for impairment losses	**(597.6)**	(513.7)
	18,319.0	18,392.2



23. SUBSIDIARIES (cont'd)

The advances given to subsidiaries were unsecured with settlement neither planned nor likely to occur in the foreseeable future. The effective interest rate at the balance sheet date was 0.9 per cent (2006: 0.9 per cent) per annum.

The deemed investment in a subsidiary resulted from a financial guarantee given by the Company for a S$650 million loan facility entered into by the subsidiary.

The details of subsidiaries are set out in Note 46.

24. ASSOCIATED COMPANIES

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Quoted equity shares, at cost	**74.3**	74.3	**24.7**	24.7
Unquoted equity shares, at cost	**141.6**	141.6	**-**	-
Shareholder's loan (unsecured)	**1.7**	1.7	**-**	-
	217.6	217.6	**24.7**	24.7
Goodwill on consolidation adjusted against shareholders' equity	**(28.3)**	(28.3)	**-**	-
Share of post acquisition reserves (net of dividends and accumulated amortisation of goodwill)	**(51.8)**	(58.5)	**-**	-
Translation differences	**(11.9)**	(5.9)	**-**	-
	(92.0)	(92.7)	**-**	-
Less: Allowance for impairment losses	**(31.7)**	(31.7)	**-**	-
	93.9	93.2	**24.7**	24.7

As at 31 March 2007, the market values of the quoted equity shares in associated companies held by the Group and Company were S$556.5 million (2006: S$601.2 million) and S$548.3 million (2006: S$592.8 million) respectively.

The unsecured shareholder's loan to an associated company formed part of the Group's net investment in associated companies where settlement is neither planned nor likely to occur in the foreseeable future. Interest at 1 per cent above the Hong Kong prime rate was chargeable on the loan up to 12 April 2004 only. The loan is convertible into shares in the associated company.

The details of associated companies are set out in Note 46.

As at 31 March 2007, the Group's proportionate interest in the capital commitments of the associated companies was S$0.8 million (2006: S$0.5 million).



24. ASSOCIATED COMPANIES (cont'd)

The summarised financial information of associated companies were as follows:

	Group 2007 S$ Mil	Group 2006 S$ Mil
Operating revenue	**607.8**	556.8
Net profit after tax	**115.4**	81.4
Total assets	**2,140.2**	2,217.6
Total liabilities	**(1,124.9)**	(1,208.8)

25. JOINT VENTURE COMPANIES

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Quoted equity shares, at cost	**2,248.0**	2,248.0	**-**	-
Unquoted equity shares, at cost	**3,710.5**	3,820.3	**56.1**	56.1
	5,958.5	6,068.3	**56.1**	56.1
Goodwill on consolidation adjusted against shareholders' equity	**(1,225.9)**	(1,225.9)	**-**	-
Share of post acquisition reserves (net of dividends and accumulated amortisation of goodwill)	**2,785.8**	1,973.1	**-**	-
Translation differences	**(394.2)**	(296.2)	**-**	-
	1,165.7	451.0	**-**	-
Less: Allowance for impairment losses	**(46.7)**	(46.7)	**(7.0)**	-
	7,077.5	6,472.6	**49.1**	56.1

As at 31 March 2007, the market value of the quoted equity shares in joint venture companies held by the Group was S$11.97 billion (2006: S$8.73 billion).

The Group's investments in joint venture companies included the following amounts of goodwill in respect of acquisitions made since 1 April 2001:

	Group 2007 S$ Mil	Group 2006 S$ Mil
Net book value as at 1 Apr	**2,251.6**	1,801.9
Goodwill on acquisition of joint venture companies	**-**	491.7
Adjustment to goodwill recorded in prior year	**58.6**	-
Goodwill released on disposal/dilution of joint venture companies	**(1.0)**	(5.6)
Translation differences	**(18.9)**	(36.4)
Net book value as at 31 Mar	**2,290.3**	2,251.6

The details of joint venture companies are set out in Note 46.



Notes to the Financial Statements

For the financial year ended 31 March 2007

25. JOINT VENTURE COMPANIES (cont'd)

The Group's share of certain items in income statements and balance sheets of the joint venture companies were as follows:

	Group	
	2007 S$ Mil	**2006 S$ Mil**
Operating revenue	**5,083.3**	4,077.1
Operating expenses	**(2,255.9)**	(1,772.8)
Net profit before tax	**2,030.0**	1,608.0
Net profit after tax	**1,504.9**	1,176.2
Non-current assets	**7,729.6**	6,546.5
Current assets	**1,579.6**	1,254.4
Current liabilities	**(2,454.8)**	(2,143.8)
Non-current liabilities	**(2,056.8)**	(1,376.1)
Net assets	**4,797.6**	4,281.0

As at 31 March 2007, the Group's proportionate interest in the capital commitments of joint venture companies was S$1.35 billion (2006: S$922.4 million).

Optus holds a 31.25 per cent (2006: 31.25 per cent) interest in an unincorporated joint venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia.

In addition, Optus entered into an unincorporated joint venture to share 3G network sites and radio infrastructure across Australia whereby it holds an interest of 50.0 per cent in the assets, has access to 50 per cent of the capacity and shares the cost of building and operating the network.

The Group's property, plant and equipment included the Group's interest in the property, plant and equipment employed in the unincorporated joint ventures of S$140.0 million (2006: S$62.2 million).

26. AVAILABLE-FOR-SALE (AFS) INVESTMENTS

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Balance as at 1 Apr	**51.7**	119.8	**43.3**	57.2
Additions	**1.2**	2.5	**-**	-
Disposals	**(11.5)**	(14.2)	**(10.0)**	(5.0)
Impairment charge for the year	**(0.1)**	(1.2)	**-**	-
Translation difference	**-**	(0.1)	**-**	-
Fair value gains transferred to income statement on sale	**(0.5)**	(47.4)	**(0.5)**	-
Net fair value gains/(losses) taken to equity	**1.6**	(7.7)	**0.5**	(8.9)
Balance as at 31 Mar	**42.4**	51.7	**33.3**	43.3



26. **AVAILABLE-FOR-SALE (AFS) INVESTMENTS (cont'd)**

AFS investments included the following:

	Group	
	2007 **S$ Mil**	**2006** **S$ Mil**
Quoted		
Equity securities – Thailand	**12.9**	11.6
Equity securities – Singapore and United States	**11.1**	12.3
SGD denominated government securities	**-**	10.5
	24.0	34.4
Unquoted		
Equity securities – Singapore and United States	**14.6**	14.2
Others	**3.8**	3.1
	18.4	17.3
	42.4	51.7

	Company	
	2007 **S$ Mil**	**2006** **S$ Mil**
Quoted		
Equity securities – Thailand	**12.9**	11.6
Equity securities – Singapore and United States	**11.1**	12.3
SGD denominated government securities	**-**	10.5
	24.0	34.4
Unquoted		
Equity securities – Singapore	**9.3**	8.9
	33.3	43.3

As at 31 March 2006, the effective interest rate of the quoted interest bearing securities in the Group and Company was 5.7 per cent.



Notes to the Financial Statements

For the financial year ended 31 March 2007

27. DERIVATIVE FINANCIAL INSTRUMENTS

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Balance as at 1 Apr				
– as previously reported	**(369.5)**	(383.3)	**(301.0)**	(144.5)
– effects of adopting FRS 39	**-**	172.2	**-**	54.8
– as restated	**(369.5)**	(211.1)	**(301.0)**	(89.7)
Fair value (losses)/gains				
– included in income statement	**(250.6)**	(298.3)	**(245.1)**	(296.9)
– included in 'Hedging Reserve'	**(298.8)**	94.9	**(91.4)**	85.6
– included in 'Currency Translation Reserve'	**-**	36.5	**-**	-
Settlement of swap for bonds repaid	**88.1**	-	**88.1**	-
Deconsolidation of subsidiaries	**-**	0.3	**-**	-
Translation differences	**(4.0)**	8.2	**-**	-
Balance as at 31 Mar	**(834.8)**	(369.5)	**(549.4)**	(301.0)
Disclosed as:				
Non-current asset	**191.6**	239.2	**191.6**	239.2
Current asset	**-**	69.8	**-**	6.6
Non-current liability	**(1,008.6)**	(605.7)	**(736.0)**	(474.0)
Current liability	**(17.8)**	(72.8)	**(5.0)**	(72.8)
	(834.8)	(369.5)	**(549.4)**	(301.0)



27.1 Fair Values

The fair value of the currency and interest rate swap contracts were adjusted for accrued interest of S$16.9 million (2006: S$26.2 million). The accrued interest is separately disclosed in Note 18 and Note 29.

The fair value adjustments of the derivative financial instruments were as follows:

	Group Fair value adjustments		Company Fair value adjustments	
2007	**Assets S$ Mil**	**Liabilities S$ Mil**	**Assets S$ Mil**	**Liabilities S$ Mil**
Fair value hedges				
Interest rate swaps	**63.6**	**-**	**63.6**	**-**
Cross currency swaps	**-**	**1.9**	**-**	**1.9**
Cash flow hedges				
Cross currency swaps	**164.2**	**1,000.2**	**199.8**	**726.6**
Interest rate swaps	**(36.2)**	**6.5**	**(26.8)**	**7.5**
Forward foreign exchange	**-**	**14.1**	**-**	**5.0**
Derivatives that do not qualify for hedge accounting				
Cross currency swaps	**-**	**-**	**(35.6)**	**-**
Interest rate swaps	**-**	**-**	**(9.4)**	**-**
Forward foreign exchange	**-**	**2.9**	**-**	**-**
Foreign currency options	**-**	**0.8**	**-**	**-**
	191.6	**1,026.4**	**191.6**	**741.0**
Disclosed as:				
Current	**-**	**17.8**	**-**	**5.0**
Non-current	**191.6**	**1,008.6**	**191.6**	**736.0**
	191.6	**1,026.4**	**191.6**	**741.0**



27.1 Fair Values (cont'd)

2006	Group Fair value adjustments Assets S$ Mil	Group Fair value adjustments Liabilities S$ Mil	Company Fair value adjustments Assets S$ Mil	Company Fair value adjustments Liabilities S$ Mil
Fair value hedges				
Cross currency swaps	65.1	16.4	65.1	16.4
Cash flow hedges				
Cross currency swaps	220.4	621.7	160.0	504.1
Interest rate swaps	19.4	40.4	23.1	26.3
Forward foreign exchange	4.6	-	-	-
Net investment hedges				
Cross currency swaps	(46.4)	-	-	-
Interest rate swaps	44.0	-	-	-
Derivatives that do not qualify for hedge accounting				
Forward foreign exchange	1.1	-	-	-
Cross currency swaps	-	-	(46.4)	-
Interest rate swaps	-	-	44.0	-
Foreign currency options	0.8	-	-	-
	309.0	678.5	245.8	546.8
Disclosed as:				
Current	69.8	72.8	6.6	72.8
Non-current	239.2	605.7	239.2	474.0
	309.0	678.5	245.8	546.8

The cash flow hedges are designated for foreign currency commitments and interest and principal repayment of the foreign currency denominated bonds.

The forecasted transactions for the foreign currency commitments are expected to occur in the financial year ending 31 March 2008 while the forecasted transactions for the interest and principal repayment of the foreign currency denominated bonds will occur as disclosed in Note 31 and Note 38.3 respectively.



27.1 Fair Values (cont'd)

As at 31 March 2007, the details of the outstanding derivative financial instruments were as follows:

	Group		Company	
	2007	2006	2007	2006
Interest rate swaps				
Notional principal (S$ million equivalent)	**4,491.5**	5,753.9	**3,906.6**	4,852.7
Fixed interest rates	**2.7% to 6.6%**	1.9% to 6.8%	**2.7% to 3.9%**	1.9% to 3.9%
Floating interest rates	**5.1% to 6.7%**	3.8% to 5.9%	**5.1% to 6.7%**	3.8% to 5.9%
Currency swaps				
Notional principal (S$ million equivalent)	**5,782.6**	7,183.1	**4,346.2**	5,083.7
Fixed interest rates	**3.9% to 7.9%**	3.9% to 7.9%	**3.9% to 5.2%**	3.9% to 5.2%
Floating interest rates	**4.8% to 7.9%**	4.4% to 7.2%	**4.8% to 5.5%**	4.4% to 5.2%
Forward foreign exchange				
Notional principal (S$ million equivalent)	**659.0**	184.2	**169.7**	-
Foreign currency options				
Notional principal (S$ million equivalent)	**10.0**	32.9	**-**	-

The interest rate swaps entered into by the Group are re-priced at intervals ranging from three-monthly to six-monthly periods. The interest rate swaps entered by the Company are re-priced every six months.

28. OTHER NON-CURRENT RECEIVABLES

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Prepayments	**82.4**	63.6	**16.6**	18.1
Staff loans	**0.4**	0.6	**0.3**	0.5
Other receivables	**17.3**	28.8	**-**	7.6
	100.1	93.0	**16.9**	26.2

Staff loans, made under an approved staff loan scheme, are repayable with interest in equal installments over periods of up to eight years with an average interest rate of 5.5 per cent (2006: 5.5 per cent) per annum.



Notes to the Financial Statements

For the financial year ended 31 March 2007

29. TRADE AND OTHER PAYABLES

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Trade payables	**1,766.6**	1,696.2	**423.5**	364.7
Advance billings	**500.3**	438.3	**111.8**	109.5
Accruals	**455.7**	383.6	**73.5**	63.5
Interest payable	**202.1**	198.5	**158.1**	160.6
Due to subsidiaries				
– trade	**-**	-	**28.7**	27.2
– non-trade	**-**	-	**4,005.7**	996.7
	-	-	**4,034.4**	1,023.9
Due to associated and joint venture companies				
– trade	**52.0**	17.5	**49.4**	10.1
– non-trade	**28.3**	27.3	**28.2**	27.3
	80.3	44.8	**77.6**	37.4
Deferred compensation income (see Note 33)	**-**	337.0	**-**	337.0
Financial guarantee contracts (see Note 33)	**-**	-	**3.6**	-
	-	337.0	**3.6**	337.0
Deferred income	**2.2**	2.1	**2.2**	2.1
Customers' deposits	**21.7**	20.5	**13.4**	12.8
Other payables	**77.1**	62.0	**56.0**	63.0
	3,106.0	3,183.0	**4,954.1**	2,174.5

The amounts due to subsidiaries were repayable on demand and interest-free.

30. PROVISION

The provision relates to provision for liquidated damages and warranties. The movements were as follows:

	Group	
	2007 S$ Mil	**2006 S$ Mil**
Balance as at 1 Apr	**18.5**	17.6
(Writeback of provision)/Provision	**(7.2)**	1.1
Amount written off against provision	**(0.1)**	(0.2)
Balance as at 31 Mar	**11.2**	18.5



31. BORROWINGS (UNSECURED)

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Current				
Bonds	**11.1**	1,375.3	-	564.3
Bank loans	**185.1**	117.5	-	-
Bank overdraft	**0.1**	-	-	-
	196.3	1,492.8	-	564.3
Non-current				
Bonds	**5,621.2**	5,901.7	**4,397.0**	4,580.7
Bank loans	**650.0**	-	-	-
Other loan	-	5.5	-	-
	6,271.2	5,907.2	**4,397.0**	4,580.7
Total unsecured borrowings	**6,467.5**	7,400.0	**4,397.0**	5,145.0

31.1 Bonds

Principal amount	Maturity	Fixed interest rate %	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
US$349.5 million [1]	2006	5.88	-	564.3	-	564.3
US$350 million	2008	6.25	**528.9**	561.9	**528.9**	561.9
US$345 million [2]	2009	8.13	**542.5**	584.4	-	-
US$393.8 million [2]	2010	8.00	**636.1**	682.3	-	-
US$1,350 million [3]	2011	6.38	**2,081.2**	2,194.2	**2,081.2**	2,194.2
US$500 million [3]	2031	7.38	**753.9**	794.0	**753.9**	794.0
€400 million [1] [2]	2007	6.00	-	801.9	-	-
€500 million [3]	2011	6.00	**1,033.0**	1,030.6	**1,033.0**	1,030.6
A$62.6 million	2011	6.82	**56.7**	63.4	-	-
			5,632.3	7,277.0	**4,397.0**	5,145.0
Classified as:						
Current			**11.1**	1,375.3	-	564.3
Non-current			**5,621.2**	5,901.7	**4,397.0**	4,580.7
			5,632.3	7,277.0	**4,397.0**	5,145.0

Notes:

(1) The bonds were fully redeemed during the financial year.

(2) The bonds, issued by Optus Group, are subject to a negative pledge that limits the amount of secured indebtedness of certain subsidiaries of Optus.

(3) The bonds are listed on Singapore Exchange and Luxembourg Stock Exchange.



31.2 **Bank Loans**

	Group	
	2007 S$ Mil	2006 S$ Mil
Current	**185.1**	117.5
Non-current	**650.0**	-
	835.1	117.5

As at 31 March 2007, A$150.0 million had been drawn down under a Revolving Syndicated Loan Facility of A$700.0 million which matures in March 2009, and S$650.0 million had been fully drawn down under a Syndicated Loan Facility which matures in September 2009.

As at 31 March 2006, A$100.0 million had been drawn down under a Syndicated Loan Facility of A$300.0 million which matured in May 2006.

31.3 **Other Loan**

This loan, which relates to an interest bearing deposit from a customer, was repaid during the financial year.

31.4 **Maturity**

The maturity periods of the non-current unsecured borrowings at balance sheet dates were as follows:

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Between one and two years	**1,721.4**	573.0	**528.9**	561.9
Between two and five years	**3,795.9**	4,534.7	**3,114.2**	-
Over five years	**753.9**	799.5	**753.9**	4,018.8
	6,271.2	5,907.2	**4,397.0**	4,580.7

31.5 **Interest Rates**

The weighted average effective interest rates at balance sheet dates were as follows:

	Group		Company	
	2007 %	2006 %	2007 %	2006 %
Bonds	**6.8**	6.9	**6.5**	6.4
Bank loans	**3.7**	5.6	**-**	-
Other loan	**-**	5.6	**-**	-



31.6 Fair Values

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Carrying value				
Bonds	**5,632.3**	7,277.0	**4,397.0**	5,145.0
Bank loans	**835.1**	117.5	**-**	-
Other loan	**-**	5.5	**-**	-
Fair value				
Bonds	**5,910.7**	7,570.1	**4,675.3**	5,438.2
Bank loans	**842.4**	117.5	**-**	-
Other loan	**-**	5.5	**-**	-

See Note 2.8 on the basis of estimating the fair values and Note 27 for information on the derivative financial instruments used for hedging the risks associated with the borrowings.

32. BORROWINGS (SECURED)

	Group	
	2007 S$ Mil	2006 S$ Mil
Current		
Finance lease liabilities	**0.6**	0.7
Non-current		
Finance lease liabilities	**0.3**	-

32.1 Finance Lease Liabilities

The minimum lease payments under the finance lease liabilities were payable as follows:

	Group	
	2007 S$ Mil	2006 S$ Mil
Not later than one year	**0.6**	0.7
Later than one but not later than five years	**0.3**	-
	0.9	0.7
Less: Future finance charges	*****	*
	0.9	0.7
Classified as:		
Current	**0.6**	0.7
Non-current	**0.3**	-
	0.9	0.7

* Denotes amount less than S$50,000.



Notes to the Financial Statements

For the financial year ended 31 March 2007

32.2 Interest Rates

The weighted average effective interest rates at balance sheet date were as follows:

	Group 2007 %	2006 %
Finance lease liabilities	**8.7**	6.8

32.3 Fair Values

	Group 2007 S$ Mil	2006 S$ Mil
Carrying value		
Finance lease liabilities	**0.9**	0.7
Fair value		
Finance lease liabilities	**0.9**	0.7

The fair value of the finance lease obligations was estimated by discounting the expected future cash flows using current interest rates for liabilities with similar risk profiles.



33. DEFERRED INCOME

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Compensation payments				
Balance as at 1 Apr	**337.0**	674.0	**337.0**	674.0
Amount recognised as income during the year	**(337.0)**	(337.0)	**(337.0)**	(337.0)
Balance as at 31 Mar	**-**	337.0	**-**	337.0
Gain on sale and leaseback arrangements				
Balance as at 1 Apr	**18.5**	37.3	**9.0**	10.1
Amount recognised as income during the year	**(2.2)**	(17.9)	**(1.1)**	(1.1)
Translation adjustments	**-**	(0.9)	**-**	-
Balance as at 31 Mar	**16.3**	18.5	**7.9**	9.0
Financial guarantee contracts				
Amount deferred during the year	**-**	-	**10.7**	-
Amount recognised as income during the year	**-**	-	**(1.9)**	-
Balance as at 31 Mar	**-**	-	**8.8**	-
	16.3	355.5	**16.7**	346.0
Classified as:				
Current (see Note 29)	**-**	337.0	**3.6**	337.0
Non-current	**16.3**	18.5	**13.1**	9.0
	16.3	355.5	**16.7**	346.0

The IDA paid S$1.50 billion in 1997 and S$859.0 million in 2000 to the Company as compensation for modifications to its original licence for the accelerated liberalisation of the telecommunications market.

These payments were accounted as 'Deferred Income' in the balance sheets, and were recognised as income on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period is shortened.

Gain on sale and finance leaseback of certain telecommunications equipment is recognised as income over the lease period of 11 to 16 years.



34. OTHER NON-CURRENT LIABILITIES

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Performance share liability	**10.0**	10.0	**5.8**	7.4
Deferred income	**24.9**	29.6	**-**	-
Other payables	**165.2**	126.2	**11.2**	13.6
	200.1	165.8	**17.0**	21.0

35. SHARE CAPITAL

	2007		2006	
Group and Company	Number of shares Mil	Share capital S$ Mil	Number of shares Mil	Share capital S$ Mil
Balance as at 1 Apr	**16,703.3**	**4,774.7**	16,641.5	2,496.2
Issue of shares under share options	**31.3**	**59.0**	61.8	20.5
Cancellation of shares on capital reduction	**(829.0)**	**(2,271.6)**	-	-
Transfer upon implementation of Companies (Amendment) Act 2005				
– 'Share Premium'	**-**	**-**	-	2,248.8
– 'Capital Redemption Reserve'	**-**	**-**	-	9.2
Balances as at 31 Mar	**15,905.6**	**2,562.1**	16,703.3	4,774.7

All issued shares are fully paid.

During the year, the Company issued 31,263,752 (2006: 61,846,950) shares upon the exercise of 29,077,200 (2006: 61,846,950) share options under the 1999 Scheme at exercise prices between S$1.33 and S$2.97 (2006: S$1.33 and S$3.03) per share, and the exercise of 1,317,200 share options (giving rise to the issue of 2,186,552 SingTel shares) under the Optus Plan (at an exercise price of A$3.63 for 1.66 shares). On the exercise of options under the Optus Plan, SingTel shares are issued to the Optus option holder in the ratio of 1.66 SingTel shares per share option.

The newly issued shares rank pari passu in all respects with the previously issued shares.

During the current financial year, the Company cancelled 829,023,436 shares at the price of S$2.74 per share pursuant to a capital reduction exercise.



36. DIVIDENDS

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Interim dividend of 4.5 cents net of tax of 18.0 per cent (2006: nil) per share, paid	**584.5**	-	**585.0**	-
Final dividend of 10.0 cents (2006: 8.0 cents net of tax of 20.0 per cent) per share and special dividend of nil (2006: 5.0 cents net of tax of 20.0 per cent) per share, paid	**1,336.4**	1,733.8	**1,337.2**	1,735.1
	1,920.9	1,733.8	**1,922.2**	1,735.1

During the year, an interim ordinary dividend of 4.5 cents per share, less tax at 18.0 per cent was paid in respect of the financial year ended 31 March 2007 and a final ordinary dividend of 10.0 cents per share, less tax at 20.0 per cent was paid in respect of the financial year ended 31 March 2006. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The directors have proposed a final one-tier exempt ordinary dividend of 6.5 cents per share and a special one-tier exempt dividend of 9.5 cents per share totalling S$2.54 billion for the Group and Company in respect of the financial year ended 31 March 2007 for approval at the forthcoming Annual General Meeting.

These financial statements do not reflect the final and special dividend payable of S$2.54 billion, which will be accounted for in the shareholders' equity as an appropriation of 'Retained Earnings' in the next financial year ending 31 March 2008.

37. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of trading investments, AFS investments and borrowings are set out in Note 19, Note 26, Note 31 and Note 32 respectively.

The carrying values of the other financial assets and liabilities approximate their fair values.

38. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

38.1 Financial Risk Factors

The Group's activities are exposed to a variety of financial risks: foreign exchange risk, interest rate risk, credit risk, liquidity risk and market risk. The Group's overall risk management seeks to minimise the potential adverse effects of these risks on the financial performance of the Group.

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial derivatives are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

38.2 Foreign Exchange Risk

The foreign exchange risk of the Group arises from subsidiaries, associated and joint venture companies operating in foreign countries such as Australia, India and Indonesia. The Company and its Singapore subsidiaries also generate revenue and incur costs in foreign currencies which give rise to foreign exchange risk. The currency exposures are primarily Australian Dollars, United States Dollars, Indian Rupee, Indonesian Rupiah and the Euros. Foreign currency purchases and forward currency contracts are used to reduce the Group's exposure to foreign currency exchange rate fluctuations for trade balances.

38.2 **Foreign Exchange Risk (cont'd)**

The Group also has borrowings denominated in foreign currencies. Cross currency swaps are primarily used to hedge selected long term foreign currency borrowings in order to reduce the foreign currency exposure on these borrowings.

38.3 **Interest Rate Risk**

The Group has cash balances placed with reputable banks and financial institutions, as well as investments in bonds which generate interest income for the Group. The Group manages its interest rate risks on its interest income by placing the cash balances on varying maturities and interest rate terms.

The Group's borrowings include bank borrowings and bonds. The borrowings expose the Group to interest rate risk. The Group seeks to minimise its exposure to these risks by entering into interest rate swaps over the duration of its borrowings.

The tables below set out the exposure of the Group and Company to interest rate risks, including the effects of hedging, if any. Included are the assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Other than as disclosed in the tables, all other assets and liabilities of the Group and Company were not interest-bearing.

	Variable rates		**Fixed rates**				
Group	**Less than 6 months S$ Mil**	**6 to 12 months S$ Mil**	**Less than 6 months S$ Mil**	**6 to 12 months S$ Mil**	**1 to 5 years S$ Mil**	**Over 5 years S$ Mil**	**Total S$ Mil**
As at 31 March 2007							
Assets							
Cash and cash equivalents	**214.8**	**4.5**	**1,107.8**	**0.2**	**0.2**	**-**	**1,327.5**
Trade and other receivables	**-**	**-**	**0.2**	**0.4**	**-**	**-**	**0.6**
Other financial assets	**319.8**	**-**	**-**	**10.0**	**11.2**	**-**	**341.0**
	534.6	**4.5**	**1,108.0**	**10.6**	**11.4**	**-**	**1,669.1**
Liabilities							
Borrowings	**507.1**	**650.0**	**5.0**	**6.3**	**4,545.8**	**753.9**	**6,468.1**
Effects of interest rate and cross currency swaps [1]	**2,206.6**	**-**	**-**	**-**	**(1,754.4)**	**(452.2)**	**-**
	2,713.7	**650.0**	**5.0**	**6.3**	**2,791.4**	**301.7**	**6,468.1**
As at 31 March 2006							
Assets							
Cash and cash equivalents	226.5	3.2	2,491.9	1.7	0.1	-	2,723.4
Trade and other receivables	-	-	0.4	0.4	-	-	0.8
Other financial assets	714.1	-	94.6	14.9	45.4	0.1	869.1
	940.6	3.2	2,586.9	17.0	45.5	0.1	3,593.3
Liabilities							
Borrowings	121.4	1.6	568.9	807.1	1,882.9	4,018.8	7,400.7
Effects of interest rate and cross currency swaps [1]	2,441.6	-	71.5	145.7	(1,017.6)	(1,641.2)	-
	2,563.0	1.6	640.4	952.8	865.3	2,377.6	7,400.7

Note:
(1) Disclosure based on notional principals of interest rate and cross currency swaps.



38.3 Interest Rate Risk (cont'd)

Company	Variable rates: Less than 6 months S$ Mil	Variable rates: 6 to 12 months S$ Mil	Fixed rates: Less than 6 months S$ Mil	Fixed rates: 6 to 12 months S$ Mil	Fixed rates: 1 to 5 years S$ Mil	Fixed rates: Over 5 years S$ Mil	Total S$ Mil
As at 31 March 2007							
Assets							
Cash and cash equivalents	**14.4**	**-**	**148.6**	**-**	**-**	**-**	**163.0**
Trade and other receivables	**-**	**-**	**528.4**	**0.1**	**-**	**-**	**528.5**
Other financial assets	**-**	**3,515.6**	**-**	**-**	**190.3**	**1.6**	**3,707.5**
	14.4	**3,515.6**	**677.0**	**0.1**	**190.3**	**1.6**	**4,399.0**
Liabilities							
Borrowings	**-**	**-**	**-**	**-**	**3,643.1**	**753.9**	**4,397.0**
Effects of interest rate and cross currency swaps [1]	**1,627.0**	**-**	**-**	**-**	**(1,174.8)**	**(452.2)**	**-**
	1,627.0	**-**	**-**	**-**	**2,468.3**	**301.7**	**4,397.0**
As at 31 March 2006							
Assets							
Cash and cash equivalents	60.1	-	595.5	-	-	-	655.6
Trade and other receivables	61.3	-	0.1	0.1	-	-	61.5
Other financial assets	-	3,519.2	-	-	10.9	0.1	3,530.2
	121.4	3,519.2	595.6	0.1	10.9	0.1	4,247.3
Liabilities							
Borrowings	-	-	564.3	-	561.9	4,018.8	5,145.0
Effects of interest rate and cross currency swaps [1]	1,531.7	-	71.5	600.0	(561.9)	(1,641.3)	-
	1,531.7	-	635.8	600.0	-	2,377.5	5,145.0

Note:
(1) Disclosure based on notional principals of interest rate and cross currency swaps.

38.4 Credit Risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtains deposits or bank guarantees from customers.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.



38.5 **Liquidity Risk**

To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

38.6 **Market Risk**

The Group has investments in quoted equity shares. The market value of these investments will fluctuate with market conditions.

39. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

<u>Primary Reporting Format – Geographical Segment</u>

The Group's businesses operate in two principal geographical areas, Singapore and Australia. No other individual country contributes more than ten per cent of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the asset is located.

<u>Secondary Reporting Format – Business Segment</u>

The Group is organised into the following business segments:

Wireline – represent cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and Internet services.

Wireless – represent mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Information technology and engineering – represent information technology consultancy, systems integration and engineering services.

Others – represent the balance of the Group's operations and comprise storage of cables and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the financial statements.

Segment results represent operating revenue less expenses.

The total assets disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provision for taxes, deferred tax liabilities and dividends.

Segment capital expenditures comprise additions to property, plant and equipment (net of rebates, where applicable) and intangible assets.



39.1 Primary Reporting Format – Geographical Segment

Group - 2007	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Eliminations S$ Mil	Total S$ Mil
Total revenue from external customers	3,984.3	9,009.5	157.3	-	13,151.1
Inter-segment revenue	64.4	-	91.3	(155.7)	-
Operating revenue	4,048.7	9,009.5	248.6	(155.7)	13,151.1
Segment results	1,306.8	970.1	3.8	29.5	2,310.2
Other income	97.4	66.8	(1.3)	(46.0)	116.9
Compensation from IDA	337.0	-	-	-	337.0
Profit before exceptional items	1,741.2	1,036.9	2.5	(16.5)	2,764.1
Exceptional items					
– allocated	191.1	-	(6.0)	-	185.1
– unallocated					(0.1)
Profit on operating activities					2,949.1
Share of results of associated and joint venture companies	57.4	8.3	1,472.0	-	1,537.7
Profit before interest, investment income and tax					4,486.8
Interest and investment income					87.3
Finance costs					(421.4)
Profit before tax					4,152.7
Segment assets	3,424.4	18,871.9	169.8	-	22,466.1
Investment in associated and joint venture companies	210.0	-	6,961.4	-	7,171.4
Allocated assets	3,634.4	18,871.9	7,131.2	-	29,637.5
Unallocated assets					3,009.8
Consolidated total assets					32,647.3
Segment liabilities	1,106.1	2,055.7	189.4	-	3,351.2
Unallocated liabilities					8,446.1
Consolidated total liabilities					11,797.3
Capital expenditure	315.3	1,440.6	15.5	-	1,771.4
Depreciation	480.5	1,304.9	14.7	-	1,800.1
Amortisation	5.8	48.5	0.2	-	54.5
Impairment charge	(19.3)	-	-	-	(19.3)

Notes to the Financial Statements

For the financial year ended 31 March 2007

39.1 Primary Reporting Format – Geographical Segment (cont'd)

Group - 2006	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Eliminations S$ Mil	Total S$ Mil
Total revenue from external customers	3,904.9	9,046.9	186.6	-	13,138.4
Inter-segment revenue	48.4	-	111.3	(159.7)	-
Operating revenue	3,953.3	9,046.9	297.9	(159.7)	13,138.4
Segment results	1,235.7	1,168.0	(69.3)	44.0	2,378.4
Other income	114.6	40.8	0.7	(44.5)	111.6
Compensation from IDA	337.0	-	-	-	337.0
Profit before exceptional items	1,687.3	1,208.8	(68.6)	(0.5)	2,827.0
Exceptional items					
– allocated	88.4	-	669.5	-	757.9
– unallocated					57.6
Profit on operating activities					3,642.5
Share of results of associated and joint venture companies	42.0	13.2	1,151.3	-	1,206.5
Profit before interest, investment income and tax					4,849.0
Interest and investment income					137.0
Finance costs					(486.7)
Profit before tax					4,499.3
Segment assets	3,577.3	18,183.5	177.7	-	21,938.5
Investment in associated and joint venture companies	202.7	-	6,394.2	-	6,596.9
Allocated assets	3,780.0	18,183.5	6,571.9	-	28,535.4
Unallocated assets					5,070.8
Consolidated total assets					33,606.2
Segment liabilities	1,332.8	2,026.0	86.1	-	3,444.9
Unallocated liabilities					9,068.1
Consolidated total liabilities					12,513.0
Capital expenditure	314.0	1,486.6	17.8	-	1,818.4
Depreciation	506.1	1,322.0	115.4	-	1,943.5
Amortisation	5.4	27.8	-	-	33.2
Impairment charge	3.7	-	5.3	-	9.0



39.2 Secondary Reporting Format – Business Segment

Group – 2007	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	**5,995.4**	**6,101.2**	**1,026.6**	**27.9**	**13,151.1**
Segment assets	**12,988.7**	**8,913.6**	**547.1**	**16.7**	**22,466.1**
Investment in associated and joint venture companies	**1,231.9**	**5,808.2**	**-**	**131.3**	**7,171.4**
Allocated assets	**14,220.6**	**14,721.8**	**547.1**	**148.0**	**29,637.5**
Unallocated assets					**3,009.8**
Consolidated total assets					**32,647.3**
Capital expenditure	**875.4**	**459.3**	**20.5**	**416.2**	**1,771.4**

Group – 2006	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	6,103.4	6,080.6	921.0	33.4	13,138.4
Segment assets	12,719.5	8,744.1	441.7	33.2	21,938.5
Investment in associated and joint venture companies	1,265.2	5,135.2	-	196.5	6,596.9
Allocated assets	13,984.7	13,879.3	441.7	229.7	28,535.4
Unallocated assets					5,070.8
Consolidated total assets					33,606.2
Capital expenditure	1,026.7	590.0	19.1	182.6	1,818.4

40. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the balance sheet date but not recognised as liabilities, were as follows:

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Not later than one year	**298.7**	326.1	**54.0**	56.6
Later than one but not later than five years	**780.7**	1,321.6	**143.9**	165.4
Later than five years	**2,111.1**	1,585.7	**379.2**	401.2
	3,190.5	3,233.4	**577.1**	623.2

40. OPERATING LEASE COMMITMENTS (cont'd)

Sale and operating leaseback contracts were entered into for certain property, plant and equipment for a period of 20 years commencing from 2 March 2005. The above commitments included the minimum amounts payable of S$22.5 million (2006: S$22.1 million) per annum under those contracts. The operating lease payments under these contracts are subject to review every year with a general increase not exceeding the higher of 2 per cent or Consumer Price Index percentage of the preceding year.

41. COMMITMENTS

41.1 The commitments for capital and operating expenditures, and investments which had not been recognised in the financial statements, excluding the commitments shown under Note 41.2 and Note 41.3, were as follows:

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Authorised and contracted for	**651.9**	307.0	**57.9**	34.8

41.2 The commitment for the purchase of broadcasting program rights was as follows:

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Not later than one year	**10.4**	5.8	**-**	-
Later than one but no later than five years	**23.9**	-	**-**	-
	34.3	5.8	**-**	-

The above commitments included only the minimum guaranteed amounts payable under the respective contracts and do not include amounts that may be payable based on revenue share arrangement which cannot be reliably determined as at balance sheet date. A third-party had agreed to reimburse the Group for A$5.5 million (S$6.7 million) (2006: A$5.0 million) of these commitments.

41.3 The Group's commitment to purchase capacity in the cable network of Southern Cross Cable Holdings Limited, a joint venture company, was as follows:

	Group		Company	
	2007 S$ Mil	**2006 S$ Mil**	**2007 S$ Mil**	**2006 S$ Mil**
Not later than one year	**47.4**	35.6	**-**	-
Later than one but no later than five years	**60.4**	35.6	**-**	-
	107.8	71.2	**-**	-



42. C2C DEBT RESTRUCTURING

On 20 June 2003, the Company announced that it had notified C2C, its then subsidiary, of the cancellation of its commitment to C2C under a convertible loan agreement entered into in conjunction with a secured credit facility made available to C2C. The undrawn portion of the convertible loan stood at US$164 million (31 March 2006: US$164 million). The Company had also announced that, on a without prejudice basis and subject to agreeing terms, it was prepared to consider committing additional funds to C2C if it was in the interests of all parties, including the Company.

Despite the Company's proposal and whilst the lenders indicated that they would continue to work towards a consensual restructuring, the lenders of C2C issued a notice to the Company calling upon it to disburse to C2C the US$164 million under the convertible loan agreement. The Company announced that it was not obliged to so disburse in view of the cancellation.

On 12 January 2004, the Company announced that SingTel and C2C had reached agreement-in-principle with C2C's lenders regarding the consensual restructuring of C2C's secured credit facility. Since the date the agreement-in-principle was reached, there has been a material change to the composition of the lenders. The new lenders appointed receivers and managers (the "**Receivers**") over all the shares of C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of the lenders. Following the exercise by the Receivers of their powers of sale, C2C Holdings' shares in C2C were sold by the Receivers to C2C Group Limited, which is owned by the major creditors of C2C. The sale of C2C's shares was completed in early August 2006. Following the sale, C2C is no longer a subsidiary of the Company.

Discussions with the lenders on a consensual restructuring are continuing.

43. CONTINGENT LIABILITIES

43.1 Guarantees

As at 31 March 2007,

(i) A subsidiary had provided a guarantee to a third party for due performance by its wholly owned subsidiary for the latter's obligations and liabilities under a S$45.0 million contract to provide information technology services as at 31 March 2006. This guarantee was discharged in the current financial year.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$138.3 million and S$18.7 million (31 March 2006: S$154.0 million and S$18.4 million) respectively.

(iii) A subsidiary provided performance guarantees amounting to US$64 million to a third party in respect of a joint venture company as at 31 March 2006. The guarantees were extinguished following the disposal of the joint venture company during the current financial year.

(iv) The Company provided a guarantee for a S$650 million loan facility entered into by a wholly owned subsidiary. The facility matures in September 2009 and S$650 million was fully drawn down as at 31 March 2007.



43. CONTINGENT LIABILITIES (cont'd)

43.2 Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiaries ("**Seven**") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 and concluded in October 2006. The judge has reserved his decision.

43.3 Disputes concerning international telecommunications traffic

As previously reported, Optus is in dispute with certain international service providers and an international carrier regarding amounts due under contracts. Optus is vigorously defending all these claims.

43.4 Other commercial disputes

Optus (and certain subsidiaries) is in dispute with third parties regarding certain transactions entered into in the ordinary course of business. Some of these disputes involve legal proceedings relating to the contractual obligations of the parties and/or representations made, including the amounts payable by Optus' companies under the contracts and claims against Optus' companies for compensation for alleged breach of contract and/or representations. Optus is vigorously defending all these claims.

44. EFFECTS OF FRS AND INT FRS ISSUED BUT NOT YET ADOPTED

Certain new FRS and INT FRS have been issued that are mandatory for accounting periods beginning on or after 1 January 2007.

The new FRS and INT FRS are not expected to have a significant impact on the financial statements of the Group or the Company in the period of initial application.



45. COMPARATIVE FIGURES

Certain comparative figures in the balance sheets have been adjusted to conform with changes in presentation in the current financial year as follows:

(a) Certain investee companies, previously classified as 'Associated companies', have been reclassified as 'Joint venture companies' as the Group has determined that it is able to exercise joint control over these companies;

(b) Certain loans to subsidiaries and loans to joint venture companies, previously included in 'Subsidiaries' and 'Joint venture companies' respectively, have been reclassified to 'Trade and other receivables'; and

(c) 'Due to subsidiaries' have been included in 'Trade and other payables'.

As at 31 March 2006	Group S$ Mil	Company S$ Mil
Current assets		
Trade and other receivables		
– as previously reported	**2,047.2**	752.5
– effects of change	**31.1**	305.6
– restated	**2,078.3**	1,058.1
Non-current assets		
Subsidiaries		
– as previously reported	-	18,678.5
– effects of change	-	(286.3)
– restated	-	18,392.2
Associated companies		
– as previously reported	**5,203.1**	25.7
– effects of change	**(5,109.9)**	(1.0)
– restated	**93.2**	24.7
Joint venture companies		
– as previously reported	**1,393.8**	74.4
– effects of change	**5,078.8**	(18.3)
– restated	**6,472.6**	56.1
Current liabilities		
Trade and other payables		
– as previously reported	**3,183.0**	1,150.6
– effects of change	-	1,023.9
– restated	**3,183.0**	2,174.5
Due to subsidiaries		
– as previously reported	-	1,023.9
– effects of change	-	(1,023.9)
– restated	-	-

Notes to the Financial Statements

For the financial year ended 31 March 2007



46. COMPANIES IN THE GROUP

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore. The following were the significant subsidiaries, associated and joint venture companies as at 31 March 2007 and 31 March 2006.

46.1 Significant subsidiaries incorporated in Singapore

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	2006 %
1.	C2C Asiapac Pte Ltd	Provision of administrative, technical and advisory services	**100**	100
2.	CVSI Pte Limited	Provision of information technology services and sale of computer hardware equipment and software	**100**	100
3.	INS Holdings Pte Ltd	Operating, managing and dealing in telecommunication systems and services	**100**	100
4.	NCS Communications Engineering Pte. Ltd.	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products	**100**	100
5.	NCS Pte. Ltd.	Provision of information technology and consultancy services	**100**	100
6.	Singapore Telecom Mobile Pte Ltd	Operation and provision of cellular mobile telecommunications systems and services and investment holding	**100**	100
7.	Singapore Telecom Paging Pte Ltd	Provision of paging services	**100**	100
8.	SingNet Pte Ltd	Provision of value-added and internet-related services	**100**	100
9.	Singapore Telecom International Pte Ltd	Holding of strategic investments and provision of technical and management consultancy services	**100**	100
10.	SingTel Group Treasury Pte. Ltd.	Provision of business management and consultancy services	**100**	100



46.1 Significant subsidiaries incorporated in Singapore (cont'd)

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	2006 %
11.	SingTel Investments Private Limited	Portfolio investment holding company	**100**	100
12.	SingTel Ventures (Singapore) Private Limited	Venture capital investments in start-up technology and telecommunications companies	**100**	100
13.	SingTelSat Pte Ltd	Provision of satellite capacity for telecommunications and video broadcasting services	**100**	100
14.	SingTel Asia Pacific Investments Pte. Ltd.	Investment holding and provision of consultancy services	**100**	100
15.	Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment	**100**	100
16.	Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment	**60**	60
17.	Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment	**100**	100

All companies are audited by Deloitte & Touche, Singapore.



Notes to the Financial Statements

For the financial year ended 31 March 2007

46.2 Significant subsidiaries incorporated in Australia

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	**2006 %**
1.	Alphawest Services Pty Ltd [1]	Provision of information technology services	**100**	100
2.	Cable & Wireless Optus Satellites Pty Limited [1]	C1 Satellite contracting party	**100**	100
3.	Inform Systems Australia Pty Ltd [1]	Provision of information technology services	**100**	100
4.	NCSI (Australia) Pty Limited	Provision of information technology services	**100**	100
5.	Optus Administration Pty Limited [1]	Provision of management services to the Optus Group	**100**	100
6.	Optus Billing Services Pty Limited [*]	Provision of billing services to the Optus Group	**100**	100
7.	Optus Broadband Pty Limited [1]	Provision of high speed residential internet service	**100**	100
8.	Optus Data Centres Pty Limited [1]	Provision of data communication services	**100**	100
9.	Optus Finance Pty Limited [1]	Provision of financial services to the Optus Group	**100**	100
10.	Optus Insurance Services Pty Limited	Provision of handset insurance and related services	**100**	100
11.	Optus Internet Pty Limited [1]	Provision of internet services to retail customers	**100**	100
12.	Optus Mobile Pty Limited [1]	Provision of mobile phone services	**100**	100
13.	Optus Narrowband Pty Limited [*]	Provision of narrow band portal content services	**100**	100
14.	Optus Networks Pty Limited [1]	Provision of telecommunications services	**100**	100
15.	Optus Rental & Leasing Pty Limited [*]	Provision of equipment rental services to customers	**100**	100
16.	Optus Stockco Pty Limited [*]	Purchases of Optus Group network inventory	**100**	100
17.	Optus Superannuation Pty Limited [*]	A trustee for Optus Group's superannuation scheme	**100**	100
18.	Optus Systems Pty Limited [1]	Provision of information technology services to the Optus Group	**100**	100



46.2 Significant subsidiaries incorporated in Australia (cont'd)

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	**2006 %**
19.	Optus Vision Interactive Pty Limited (*)	Provision of interactive television service	**100**	100
20.	Optus Vision Media Pty Limited (*)(2)	Provision of broadcasting related services	**20**	20
21.	Optus Vision Pty Limited (1)	Provision of telecommunications services	**100**	100
22.	Perpetual Systems Pty Ltd (1)	Provision of IT disaster recovery services	**100**	100
23.	Prepaid Services Pty Limited (1)	Distribution of prepaid mobile products	**100**	100
24.	Reef Networks Pty Ltd (1)	Operation and maintenance of fibre optic network between Brisbane and Cairns	**100**	100
25.	Singapore Telecom Australia Investments Pty Limited	Investment holding company	**100**	100
26.	Simplus Mobile Pty Limited (1)	Provision of mobile phone services	**100**	100
27.	SingTel Optus Pty Limited	Investment holding company	**100**	100
28.	Source Integrated Networks Pty Limited (1)	Provision of data communications and network services	**100**	100
29.	Uecomm Operations Pty Limited (1)	Provision of data communication services	**100**	100
30.	Virgin Mobile (Australia) Pty Limited (1)	Provision of mobile phone services	**100**	100
31.	XYZed LMDS Pty Limited (*)	Holder of telecommunications licence	**100**	100
32.	XYZed Pty Limited (1)	Provision of telecommunications services	**100**	100

All companies are audited by Deloitte Touche Tohmatsu, Australia except:

(*) No statutory audit is required.

Notes:

(1) These entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998

(2) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.



Notes to the Financial Statements

For the financial year ended 31 March 2007

46.3 Significant subsidiaries incorporated outside Singapore and Australia

	Name of subsidiary	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
1.	GB21 (Hong Kong) Limited	Provision of telecommunications services and products	Hong Kong	**100**	100
2.	Guangzhou Zhong Sheng Information Technology Co., Ltd.(**)(1)	Provision of information technology training	People's Republic of China	**100**	100
3.	Information Network Services Sdn Bhd	Provision of data communication and value added network services	Malaysia	**100**	100
4.	Lanka Communication Services (Pvt) Limited	Provision of data communication services	Sri Lanka	**82.9**	82.9
5.	NCS Information Technology (Suzhou) Co., Ltd.(**)(1)	Software development and provision of information technology services	People's Republic of China	**100**	100
6.	NCSI (Chengdu) Co., Ltd(**)(1)	Provision of research and development on information technology	People's Republic of China	**100**	100
7.	NCSI (HK) Limited	Provision of information technology services	Hong Kong	**100**	100
8.	NCSI (India) Private Limited	Provision of information technology services	India	**100**	100
9.	NCSI (Korea) Co., Limited	Provision of information technology and communication engineering services	South Korea	**100**	100
10.	NCSI Lanka (Private) Limited	Provision of information technology and communication engineering services	Sri Lanka	**100**	100
11.	NCSI (Malaysia) Sdn Bhd	Provision of information technology services	Malaysia	**100**	100
12.	NCSI (ME) W.L .L.	Provision of information technology and communication engineering services	Bahrain	**100**	100
13.	NCSI (Philippines) Inc.	Provision of information technology and communication engineering services	Philippines	**99.9**	99.9
14.	NCSI (Shanghai), Co. Ltd(**)(1)	Provision of system integration, software research and development	People's Republic of China	**100**	100



46.3 Significant subsidiaries incorporated outside Singapore and Australia (cont'd)

	Name of subsidiary	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	**2006 %**
15.	Shanghai Zhong Sheng Information Technology Co., Ltd.[1]	Provision of information technology training and software resale	People's Republic of China	**100**	100
16.	Singapore Telecom Hong Kong Limited	Provision of telecommunications services and all related activities	Hong Kong	**100**	100
17.	Singapore Telecom India Private Limited	Engaged in general liaison and support services	India	**100**	100
18.	Singapore Telecom Japan Co Ltd	Provision of telecommunications services and all related activities	Japan	**100**	100
19.	Singapore Telecom Korea Limited	Provision of telecommunications services and all related activities	South Korea	**100**	100
20.	Singapore Telecom USA, Inc.(*)	Provision of telecommunications, engineering and marketing services	USA	**100**	100
21.	SingTel Australia Investment Ltd(*)	Investment holding company	British Virgin Islands	**100**	100
22.	SingTel (Europe) Limited	Provision of telecommunication services	United Kingdom	**100**	100
23.	SingTel (Philippines), Inc.	Engaged in general liaison and support services	Philippines	**100**	100
24.	SingTel Taiwan Limited	Provision of telecommunications services and all related activities	Taiwan	**100**	100
25.	SingTel Ventures (Cayman) Pte Ltd(*)	Venture capital investments in start-up technology and telecommunications companies	Cayman Islands	**100**	100
26.	Sudong Sdn. Bhd.	Management, provision and operations of a call centre for telecommunications services	Malaysia	**100**	100

All companies are audited by a member firm of Deloitte Touche Tohmatsu except for the following:

(*) No statutory audit is required.

(**) Audited by another firm.

Note:
(1) Subsidiary's financial year-end is 31 December.



Notes to the Financial Statements

For the financial year ended 31 March 2007

46.4 Associated companies held by the Group

	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
1.	ADSB Telecommunications B.V.	Dormant	Netherlands	**25.6**	25.6
2.	APT Satellite Holdings Limited [1]	Investment holding company	Bermuda	**20.3**	20.3
3.	APT Satellite International Company Limited [1]	Investment holding company	British Virgin Islands	**28.6**	28.6
4.	Globe Telecom Holdings, Inc.	Liquidated	Philippines	**-**	47.6
5.	Infoserve Technology Corp.	Dormant	Cayman Islands	**25.0**	25.0
6.	Singapore Post Limited [2]	Operation and provision of postal services	Singapore	**25.8**	25.8

Notes:

(1) The company has been equity accounted for in the consolidated financial statements based on results ended, or as at, 31 December 2006, the financial year-end of the company.

(2) Audited by PricewaterhouseCoopers, Singapore.

46.5 Joint venture companies held by the Group

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
1.	Abacus Travel Systems Pte Ltd [1]	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems	Singapore	**30.0**	30.0
2.	Acasia Communications Sdn Bhd [2]	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia	Malaysia	**14.3**	16.7
3.	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships	Singapore	**41.7**	41.7
4.	Advanced Info Service Public Company Limited [1][2][4]	Provision of cellular telecommunications, call centre and data transmission	Thailand	**21.4**	21.4
5.	APT Satellite Telecommunications Limited [2][3]	Provision of telecommunications services	Hong Kong	**56.2**	56.2
6.	Arus Dimensi Sdn Bhd [1][2]	Provision of information technology services	Malaysia	**-**	49.0
7.	ASEAN Cableship Pte Ltd	Operation of cableships for laying, repair and maintenance of submarine telecommunication cables	Singapore	**16.7**	16.7



46.5 Joint venture companies held by the Group (cont'd)

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2007 %	2006 %
8.	ASEAN Telecom Holdings Sdn Bhd [2]	Investment holding company	Malaysia	**14.3**	16.7
9.	Asiacom Philippines, Inc. [2]	Investment holding company	Philippines	**40.0**	40.0
10.	Bharti Telecom Limited [1][5]	Investment holding company	India	**32.8**	32.8
11.	Bharti Airtel Limited (formerly known as Bharti Tele-Ventures Limited) [1][5]	Provision of telecommunications services in cellular, broadband and telephony, long distance and enterprise solutions	India	**30.5**	30.5
12.	Bharti Aquanet Limited	To build, operate and maintain a cable landing station and carrier hotels in India	India	**49.0**	49.0
13.	Bridge Mobile Pte Ltd	Provision of regional mobile services	Singapore	**38.8**	38.8
14.	Digital Network Access Communications Pte Ltd [2]	Provision of analogue and digital public trunk radio services	Singapore	**50.0**	50.0
15.	Globe Telecom, Inc. [6]	Provision of cellular, international and fixed line telecommunications services	Philippines	**44.5**	44.6
16.	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant	Singapore	**50.0**	50.0
17.	Integrated Payment Venture Pte Ltd [1][2]	Dormant	Singapore	**-**	50.0
18.	International Cableship Pte Ltd	Ownership and chartering of cableships	Singapore	**45.0**	45.0
19.	Main Event Television Pty Limited	Provision of cable television programmes	Australia	**33.3**	33.3
20.	New Century Infocomm Tech Co., Ltd. [1][2][7]	Provision of fixed line telecommunications services	Taiwan	**24.5**	24.5
21.	Network i2i Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Mauritius	**50.0**	50.0
22.	OPEL Networks Pty Limited	Dormant	Australia	**50.0**	-



Notes to the Financial Statements

For the financial year ended 31 March 2007

46.5 Joint venture companies held by the Group (cont'd)

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2007 %	2006 %
23.	Pacific Bangladesh Telecom Limited [8][9]	Operation and provision of cellular mobile telecommunications systems and services	Bangladesh	**45.0**	45.0
24.	Pacific Carriage Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	**40.0**	40.0
25.	PT Telekomunikasi Selular [1][10][11]	Provision of cellular telecommunications services	Indonesia	**35.0**	35.0
26.	PT Bukaka SingTel International [12]	Operation of fixed public switch telephone network services in eastern Indonesia	Indonesia	**-**	40.0
27.	Radiance Communications Pte Ltd [2]	Sale, distribution, installation and maintenance of telecommunications equipment	Singapore	**50.0**	50.0
28.	Southern Cross Cable Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	**40.0**	40.0
29.	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park	Singapore	**40.0**	40.0
30.	VA Dynamics Sdn Bhd [1][2]	Distribution of networking cables and related products	Malaysia	**49.0**	49.0

Notes:

(1) The company has been reclassified from an associated company to a joint venture company retrospectively following a reassessment of the terms of the shareholders' agreement.

(2) The company has been equity accounted for in the consolidated financial statements based on the results ended, or as at, 31 December 2006, the financial year-end of the company.

(3) The Group regards the company as a joint venture company, notwithstanding that it holds more than 50% of the company's issued share capital, because it exercises joint control.

(4) Audited by PricewaterhouseCoopers, Bangkok.

(5) Audited by PricewaterhouseCoopers, New Delhi.

(6) Audited by SGV & Co (a member firm of Ernst & Young).

(7) Audited by Deloitte Touche Tohmatsu, Taiwan.

(8) Audited by Hoda Vasi Chowhurdy & Co. in 2007.

(9) Audited by Rahman Rahman Huq (a member firm of KPMG) in 2006.

(10) Audited by Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers) in 2007.

(11) Audited by Siddharta Siddharta & Widjaja (a member firm of KPMG) in 2006.

(12) The company has been liquidated/disposed during the financial year.

Interested Person Transactions

For the financial year ended 31 March 2007


SingTel

The aggregate value of all interested person transactions during the financial year ended 31 March 2007 (excluding transactions less than S$100,000) were as follows:

Name of interested person	S$ Mil
CESMA International Pte Ltd	1.4
CISCO Security Pte Ltd	2.3
Digital Network Access Communications Pte Ltd	1.7
Fullerton (Private) Ltd	0.1
Mapletree Investments Pte Ltd	0.1
MediaCorp Technologies Pte Ltd	4.0
PT Aplikanusa Lintasarta	3.6
Radiance Communications Pte Ltd	4.8
RC Hotels (Pte) Ltd	0.5
Senoko Energy Supply Pte Ltd	94.0
Singapore Technologies Logistics Pte Ltd	0.1
SP Services Ltd	0.3
StarHub Cable Vision Ltd	30.1
StarHub Ltd	18.5
TeleChoice International Ltd	0.2
TeleScience (Singapore) Pte Ltd	0.7
	162.4



Shareholder Information

As at 30 May 2007

Ordinary shares

Number of ordinary shareholders	314,138
Number of holders of CHESS Units of Foreign Securities relating to ordinary shares in the Company ("**CUFS**")	24,855

Voting rights:
On a show of hands – every member present in person and each proxy shall have one vote
On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SingTel shares are listed on Singapore Exchange Securities Trading Limited and ASX Limited ("**ASX**") (in the form of CUFS).

Substantial shareholders

	Direct Interest^	Deemed Interest*
Temasek Holdings (Private) Limited	8,613,550,910	303,430,768
The Capital Group Companies, Inc.	-	874,447,264

^ Includes 279,318,975 shares held by DBS Nominees Pte Ltd as custodian.

* The deemed interests were deemed through shareholdings of the substantial shareholder's associated and/or subsidiary companies.

Major shareholders list - Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	8,613,550,910	54.14
2	DBS Nominees Pte Ltd	1,988,689,594	12.50
3	DBSN Services Pte Ltd	1,314,645,315	8.26
4	Central Provident Fund Board	1,007,214,282	6.33
5	Citibank Nominees Singapore Pte Ltd	726,820,265	4.57
6	HSBC (Singapore) Nominees Pte Ltd	607,057,334	3.81
7	Chess Depositary Nominees Pty Limited*	463,083,476	2.91
8	Raffles Nominees Pte Ltd	404,745,256	2.54
9	United Overseas Bank Nominees Pte Ltd	246,157,911	1.55
10	DB Nominees (S) Pte Ltd	43,331,690	0.27
11	Morgan Stanley Asia (S'pore)	40,692,771	0.26
12	OCBC Nominees Singapore Pte Ltd	20,576,572	0.13
13	Merrill Lynch (S'pore) Pte Ltd	15,414,301	0.10
14	Oversea-Chinese Bank Nominees Pte Ltd	14,198,500	0.09
15	TM Asia Life Singapore Ltd - Par Fund	11,093,070	0.07
16	Royal Bank of Canada (Asia) Ltd	5,761,950	0.04
17	Societe Generale S'pore Branch	4,000,602	0.02
18	UOB Kay Hian Pte Ltd	3,621,648	0.02
19	CIMB-GK Securities Pte. Ltd.	2,938,593	0.02
20	Phillip Securities Pte Ltd	2,657,275	0.02
		15,536,251,315	97.65

* The shares held by CHESS Depository Nominees Pty Ltd are held on behalf of the persons entered in the register of CUFS holders.



Major CUFS holders list* – Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	HSBC Custody Nominees (Australia) Limited	95,443,240	0.60
2	National Nominees Limited	77,893,931	0.49
3	RBC Dexia Investor Services Australia Nominees Pty Limited (PIPOOLED A/C)	47,641,144	0.30
4	J P Morgan Nominees Australia Limited	27,462,289	0.17
5	RBC Dexia Investor Services Australia Nominees Pty Limited	24,900,620	0.16
6	Citicorp Nominees Pty Limited	13,119,427	0.08
7	Cogent Nominees Pty Limited	12,648,922	0.08
8	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	9,618,511	0.06
9	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 1 A/C)	9,600,000	0.06
10	RBC Dexia Investor Services Australia Nominees Pty Limited (PIIC A/C)	6,973,913	0.04
11	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	6,247,426	0.04
12	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 4 A/C)	5,919,155	0.04
13	HSBC Custody Nominees (Australia) Limited - A/C 2	5,225,668	0.03
14	M F Custodians Ltd	4,784,253	0.03
15	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	4,319,157	0.03
16	ANZ Nominees Limited (Cash Income A/C)	3,849,547	0.02
17	The Australian National University Investment Section Canberra Act	3,650,000	0.02
18	AMP Life Limited	3,299,735	0.02
19	Australian Reward Investment Alliance (C/- J P Morgan Nominees Australia Limited)	3,148,169	0.02
20	Queensland Investment Corporation (C/- National Nominees Limited)	2,873,404	0.02
		368,618,511	2.31

* CUFS are CHESS Units of Foreign Securities relating to ordinary shares in the Company. The shares are held by CHESS Depository Nominees Pty Ltd on behalf of the persons entered in the CUFS register.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	286,451	84.50	66,211,404	0.41
1,000 – 5,000	38,997	11.50	90,087,837	0.57
5,001 – 10,000	7,482	2.21	56,622,345	0.36
10,001 – 100,000	5,722	1.69	140,013,646	0.88
100,001 – 1,000,000	280	0.08	68,726,492	0.43
1,000,001 and above	61	0.02	15,487,969,107	97.35
	338,993	100.00	15,909,630,831	100.00
Number of holders holding less than a marketable parcel				5,638

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depository Nominees Pty Ltd is ignored
2. Based on information available to the Company as at 30 May 2007, approximately 38.4% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.
3. A marketable parcel is defined in the ASX Listing Rules as a parcel of securities of not less than $500 in Australian dollars, based on the closing price of the securities on the ASX.

Share Purchase Mandate

At the Extraordinary General Meeting of the Company held on 28 July 2006 ("2006 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2007 EGM. As at 30 May 2007, there is no current on-market buy-back of shares pursuant to the mandate.

Corporate Information



Board of Directors
Chumpol NaLamlieng *(Chairman)*
Lee Hsien Yang*
Chua Sock Koong *(Group CEO)*
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala
Deepak S Parekh
Nicky Tan Ng Kuang

* *Stepped down as Director and Group CEO with effect from 1 April 2007.*

Audit Committee
Nicky Tan Ng Kuang *(Chairman)*
Graham John Bradley
Kaikhushru Shiavax Nargolwala

Compensation Committee
Chumpol NaLamlieng *(Chairman)*
Heng Swee Keat
John Powell Morschel
Deepak S Parekh

Corporate Governance and Nominations Committee
Professor Tommy Koh *(Chairman)*
Paul Chan Kwai Wah
Kaikhushru Shiavax Nargolwala

Finance and Investment Committee
Chumpol NaLamlieng *(Chairman)*
Paul Chan Kwai Wah
Chua Sock Koong
Simon Israel

Optus Advisory Committee
Nicky Tan Ng Kuang *(Chairman)*
Graham John Bradley
Chua Sock Koong
Simon Israel
John Powell Morschel

Company Secretary
Chan Su Shan

Assistant Company Secretary
Lim Li Ching

Registered Offices

In Singapore:

31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

In Australia:

101 Miller Street, Level 29
Optus Centre
North Sydney, NSW 2060
Australia
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Share Registrars

In Singapore:

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg
Website: www.mncsingapore.com

In Australia:

Computershare Investor Services Pty Limited
60 Carrington Street, Level 3
Sydney, NSW 2000
Australia
Tel: 1800 501 501 *(Australian callers only)*
Tel: +61 3 9415 4029 *(International callers)*
Fax: +61 2 8234 8150
Email: web.queries@computershare.com.au
Website: www.computershare.com

American Depositary Receipts
Citibank Shareholder Services
250 Royall Street
Canton, MA 02021
USA
Tel: 1 877 248 4237 *(Toll Free)*
Email: citibank@shareholders-online.com
Website: www.citibank.com/adr

Auditors
Deloitte & Touche
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809
Republic of Singapore
Tel: +65 6224 8288
Fax: +65 6538 6166

Audit Partner: Chaly Mah Chee Kheong

Investor Relations
31 Exeter Road
#19-00 Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 2123
Fax: +65 6734 4492
Email: investor@singtel.com

SingTel Contact Points



We have a significant presence around the world, including 38 SingTel Global Offices spanning 19 countries and territories across Asia, Middle East, Europe and North America. Our international footprint coupled with our excellent global infrastructure allows our customers to benefit from the high quality, seamless services that we can deliver.

SINGAPORE

SingTel Headquarters
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub
Singapore 569141
Republic of Singapore
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg
Website: www.ncs.com.sg

SingTel Customer Hotlines

Billing:	1688
Business:	1606
Fault Reporting:	1608
Mobile:	1626
Paging:	1620
Residential:	1609
SingNet:	1610

AUSTRALIA

SingTel Optus Pty Limited

Sydney (Head Office)
101 Miller Street
Optus Centre
North Sydney, NSW 2060
Australia
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
431-439 King William Street, Level 4
Adelaide, SA 5000
Australia
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166
Email: optusbusiness@optus.com.au

Brisbane
12 Creek Street, Level 21
Brisbane, QLD 4000
Australia
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777
Email: optusbusiness@optus.com.au

Canberra
10 Moore Street, Level 3
Canberra, ACT 2601
Australia
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838
Email: optusbusiness@optus.com.au

Darwin
49 Woods Street
Optus Centre Darwin
Darwin, NT 0800
Australia
Tel: +61 8 8901 4500
Fax: +61 8 8901 4505
Email: optusbusiness@optus.com.au

Melbourne
367 Collins Street
Melbourne, VIC 3000
Australia
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900
Email: optusbusiness@optus.com.au

Perth
1260 Hay Street, Level 3
West Perth, WA 6005
Australia
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030
Email: optusbusiness@optus.com.au

BANGLADESH

SingTel Bangladesh

Dhaka
Red Crescent Concord Tower
19th Floor, Unit-B
17, Mohakhali Commercial Area
Dhaka Street 1212
Bangladesh
Tel: +88 02 883 5120
Fax: +88 02 988 0037
Email: singtel-bd@singtel.com

CHINA

SingTel China

Beijing
Beijing Silver Tower, Unit 1503
2 Dongsanhuanbei Road
Chaoyang District
Beijing 100027
China
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

Guangzhou
Garden Tower, Unit 918
368 Huan Shi East Road
Guangzhou City 510064
Guangdong Province
China
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660
Email: singtel-gz@singtel.com

Shanghai
Resource Plaza, Room 2302
No. 268 Zhongshan Road (South)
Shanghai 200010
China
Tel: +86 21 6332 3818
Fax: +86 21 6332 3819
Email: singtel-sha@singtel.com

SingTel Contact Points



EUROPE

SingTel Europe

London
201-203 City Road
London EC1V 1JN
United Kingdom
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

Frankfurt
Platz der Einheit 1
60327 Frankfurt am Main
Germany
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200
Email: singtel-germany@singtel.com

Paris
38 Rue de Bassano
75008 Paris
France
Tel: +33 1 4431 2044
Fax: +33 1 4431 2057
Email: singtel-france@singtel.com

HONG KONG

SingTel Hong Kong

Kowloon
The Gateway
Suites 2002-6, Tower 6
9 Canton Road
Tsimshatsui, Kowloon
Hong Kong, China
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

INDIA

SingTel India

New Delhi
Statesman House
14th Floor, B-1401
148 Barakhamba Road
New Delhi 110 001
India
Tel: +91 11 4152 1199
Fax: +91 11 4152 1683
Email: singtel-ind@singtel.com

Bangalore
DBS Business Centre
Suite 305
26 Cunningham Road
Bangalore 560 052
India
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509
Email: singtel-ind@singtel.com

Chennai
DBS Executive Centre
(near Palmgrove Hotel)
31A Cathedral Garden Road
Chennai 600 034
India
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

Hyderabad
DBS Office Business Centre
105-DBS House
1-7-43-46, Sardar Patel Road
Secunderabad 500 003
India
Tel: +91 40 2784 6970
+91 40 2784 2588 Ext 105
Fax: +91 40 2784 6855
Email: singtel-ind@singtel.com

Kolkata
DBS Business Centre, Suite #308
DBS House, 10/2, Hungerford Street
Kolkata – 700 017
India
Tel: +91 33 2283 6234-39
Fax: +91 33 2283 6240
Email: singtel-ind@singtel.com

Mumbai
Sahar Plaza
111 Bonanza Wing B
Mathuradas Vasanji Road
Andheri East
Mumbai 400 059
India
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

INDONESIA

SingTel Indonesia

Jakarta
Plaza Lippo
15th Floor, Suite 1505
Jalan Jenderal Sudirman Kav. 25
Jakarta 12920
Indonesia
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

JAPAN

SingTel Japan

Tokyo
Arco Tower, 5F
1-8-1, Shimomeguro
Meguro-ku
Tokyo 153-0064
Japan
Japan Toll Free: 0120 680 229
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com



Osaka
NTT Data Dojima Building, 13F
1-21 Dojima 3-Chome Kita-Ku
Osaka 530-0003
Japan
Tel: +81 6 6458 1405/7
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

KOREA

SingTel Korea

Seoul
Hansol Building
135-983, 11th Floor
736-1 Yoksam-Dong
Kangnam-Gu
Seoul, Korea
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

MALAYSIA

SingTel Malaysia

Kuala Lumpur
Uptown 5, Tower B
Level 6, 602B
5 Jalan SS 21/39
Damansara Uptown
47400 Petaling Jaya
Selangor Darul Ehsan
Malaysia
Tel: +60 3 7728 2813
Fax: +60 3 7727 6186
Email: singtel-mal@singtel.com

MIDDLE EAST

SingTel Middle East

Dubai
Dubai Internet City 12
#02-211
P.O. Box 502430
Dubai, UAE
Tel: +971 4 363 6705
Fax: +971 4 361 1063
Email: g-singtel-me@singtel.com

PHILIPPINES

SingTel Philippines

Manila
Liberty Center, Unit 1504
104 H V Dela Costa Street
Salcedo Village
Makati City 1227
Philippines
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

TAIWAN

SingTel Taiwan

Taipei
2F No. 290, Section 4
Continental Building
Chung Hsiao East Road
Taipei
Taiwan 106
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

THAILAND

SingTel Thailand

Bangkok
Amarin Tower
9th Floor, Unit No. 6
500 Ploenchit Road
Lumpini Pathumwan
Bangkok 10330
Thailand
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

USA

SingTel USA

San Francisco
203 Redwood Shores Parkway, #100
Redwood City, CA 94065
USA
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 650 508 6800
Fax: +1 650 508 1578
Email: singtel-usa@singtel.com

Chicago
8770 West Bryn Mawr Avenue
Suite 1327
Chicago, IL 60631
USA
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 773 867 8122
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Houston
2100 West Loop South
Suite 900
Houston, TX 77027
USA
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 713 590 5134
Fax: +1 713 590 5131
Email: singtel-usa@singtel.com

Los Angeles
One Wilshire
624 South Grand Avenue
8th Floor, Suite 825
Los Angeles, CA 90017
USA
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 213 489 9397
Fax: +1 213 487 9390
Email: singtel-usa@singtel.com

New York
140 Broadway, Suite 2128
New York City, NY 10005
USA
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 212 269 7920
Fax: +1 212 269 7939
Email: singtel-usa@singtel.com

SingTel Contact Points



VIETNAM

SingTel Vietnam

Hanoi
Nguyen Du Building
5th Floor, Suite 502
30 Nguyen Du Street
Hai Ba Trung District
Hanoi
Vietnam
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Ho Chi Minh City
Sun Wah Tower
Business Center
115 Nguyen Hue Boulevard
District 1
Ho Chi Minh City
Vietnam
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Design and production by Su Yeang Pte Ltd

SingTel

Headquarters

Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com

CIRCULAR DATED 28 JUNE 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Securities relating to ordinary shares ("**CUFS**"), in the capital of Singapore Telecommunications Limited (the "**Company**"), you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any statements made or opinions expressed in this Circular.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

CIRCULAR TO SHAREHOLDERS AND CUFS HOLDERS

IN RELATION TO

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE; AND

(2) THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF ASX LIMITED

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	25 July 2007 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	NTUC Auditorium One Marina Boulevard Level 7, NTUC Centre Singapore 018989

Contents

Definitions

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"ASX"	:	ASX Limited (ABN 98 008 624 691) or the stock market conducted by ASX Limited, as the context requires.
"ASX Associate"	:	An associate of a Director for the purposes of the ASX Listing Rules as described in paragraph 3.1 of the Letter to Shareholders and CUFS Holders contained in this Circular.
"CDP"	:	The Central Depository (Pte) Limited.
"2006 Circular"	:	The Company's Circular to Shareholders and CUFS Holders dated 28 June 2006.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Singapore Telecommunications Limited.
"CPF"	:	The Central Provident Fund Board.
"CUFS"	:	CHESS Units of Foreign Securities relating to Shares.
"CUFS Holders"	:	Holders of CUFS.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 19 and 20 of this Circular.
"2006 EGM"	:	The extraordinary general meeting of the Company held on 28 July 2006.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 30 April 2007.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"Market Purchase"	:	An on-market purchase of Shares by the Company effected on the SGX-ST, or on any other stock exchange on which the Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by the Company for the purpose.
"Maximum Price"	:	The maximum price to be paid for the Shares as determined by the Directors under paragraph 2.3.4 of the Letter to Shareholders and CUFS Holders contained in this Circular.
"Off-Market Purchase"	:	An off-market purchase of Shares by the Company effected otherwise than on a stock exchange, in accordance with an equal access scheme.
"Relevant Period"	:	The period from the date of the 15th Annual General Meeting of the Company until the date of the 16th Annual General Meeting of the Company or the date falling 12 months after the date of the 15th Annual General Meeting of the Company, whichever is the earlier.
"Relevant Person"	:	The person named in paragraph 3.2.1 of the Letter to Shareholders and CUFS Holders contained in this Circular in relation to whom approval to participate in the SingTel Performance Share Plan in the Relevant Period is being sought.

"SGX Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "**Shareholders**" shall, in relation to such Shares and where the context admits, mean the Depositors whose securities accounts are credited with Shares.
"Shareholding Limit"	:	The limit of 15% of the issued Shares prescribed by the Articles in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest.
"Shares"	:	Ordinary shares in the capital of the Company.
"SingTel Performance Share Plan"	:	The SingTel Performance Share Plan adopted by Shareholders at an extraordinary general meeting of the Company held on 29 August 2003.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek (Holdings) Private Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

The terms **"Depositor"**, **"Depository"** and **"Depository Register"** shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

Letter to Shareholders and CUFS Holders

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

Directors:
Chumpol NaLamlieng
Chua Sock Koong
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala
Deepak S Parekh
Nicky Tan Ng Kuang

Registered Office:
31 Exeter Road
Comcentre
Singapore 239732

28 June 2007

To: The Shareholders and CUFS Holders of
Singapore Telecommunications Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening an EGM to be held on 27 July 2007 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the Share Purchase Mandate; and

(b) the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders and CUFS Holders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2006 EGM. The rationale for, the authority and limits on, and the financial effects of, the Share Purchase Mandate were set out in the 2006 Circular and Ordinary Resolution 2 set out in the Notice of the 2006 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2006 EGM and will expire on the date of the forthcoming 15th Annual General Meeting to be held on 27 July 2007. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the 15th Annual General Meeting of the Company convened to be held on the same date.

2.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchases is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an expedient, effective and cost-efficient way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

(d) Repurchased Shares which are held in treasury may be transferred for the purposes of or pursuant to employees' share schemes implemented by the Company.

The approval of the renewal of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the 10% limit described in paragraph 2.3.1 below, it should be noted that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised, and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

2.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limits placed on purchases or acquisitions of Shares by the Company under the proposed Share Purchase Mandate, if renewed at the EGM, are substantially the same as were previously approved by Shareholders at the 2006 EGM, and, for the benefit of Shareholders and CUFS Holders, are summarised below:

2.3.1 Maximum Number of Shares

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Any of the Company's Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

2.3.2 Duration of Authority

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 *Manner of Purchases or Acquisitions of Shares*

Purchases or acquisitions of Shares may be made by way of:

(a) Market Purchases; and/or

(b) Off-Market Purchases.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the SGX Listing Manual, the listing rules of any other stock exchange on which the Shares may for the time being be listed and quoted, and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements, and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rule 883(2), (3), (4) and (5) of the SGX Listing Manual.

2.3.4 *Purchase Price*

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The Maximum Price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or other stock exchange on which the Shares may for the time being be listed or quoted (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST or, as the case may be, such stock exchange on which the Shares are listed or quoted, immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**Date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from Shareholders, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds.** Under the Companies Act, the Company may purchase or acquire its Shares out of its distributable profits, as well as out of capital.

The Company intends to use internal and external sources of funds to finance its purchase or acquisition of Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements of the Group would be materially affected.

2.5 **Status of Purchased Shares.** Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to those Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

2.6 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.6.1 Maximum Holdings

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

2.6.2 Voting and Other Rights

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.6.3 Disposal and Cancellation

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

2.7 **Financial Effects.** The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled.

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital so long as the Company is solvent. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

The financial effects on the Company and the Group, based on the audited financial statements of the Company and the Group for the financial year ended 31 March 2007, are based on the assumptions set out below.

2.7.1 Number of Shares Acquired or Purchased

Purely for illustrative purposes, on the basis of 15,906,535,032 Shares in issue as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,590,653,503 Shares.

2.7.2 Maximum Price Paid for Shares Acquired or Purchased

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 1,590,653,503 Shares at the maximum price of S$3.5574 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 1,590,653,503 Shares is S$5,658,590,771.57.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 1,590,653,503 Shares at the maximum price of S$3.7268 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 1,590,653,503 Shares is S$5,928,047,474.98.

2.7.3 Illustrative Financial Effects

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.7.1 and 2.7.2 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2007 are set out below and assuming the following:

(a) the purchase or acquisition of 1,590,653,503 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases, made as to half out of profits and as to half out of capital and cancelled or held in treasury; and

(b) the purchase or acquisition of 1,590,653,503 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases, made as to half out of profits and as to half out of capital and cancelled or held in treasury.

Scenario 1(A)

Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and cancelled

	Group		Company	
	Before Market Purchase $' million	**After Market Purchase $' million**	**Before Market Purchase $' million**	**After Market Purchase $' million**
As at 31 March 2007				
Shareholders' Funds	20,889.6	15,231.0	11,701.8	6,043.2
Treasury Shares Held by Trust	(42.4)	(42.4)	-	-
Treasury Shares Held by the Company	-	-	-	-
Total Shareholders' Funds	20,847.2	15,188.6	11,701.8	6,043.2
Current Assets	4,273.1	4,084.6	1,671.9	1,483.4
Current Liabilities	3,675.3	3,675.3	5,184.5	5,184.5
Total Borrowings	6,468.4	11,938.5	4,397.0	9,867.1
Cash and Cash Equivalents	1,390.1	1,201.6	188.5	-
Number of Shares ('000)	15,889,301.6	14,298,648.1	15,905,558.6	14,314,905.1
Financial Ratios				
Net Assets per Share (S$)	1.31	1.06	0.74	0.42
Gearing (%)	31.0	78.6	37.6	163.3
Current Ratio (times)	1.16	1.11	0.32	0.29

Scenario 1(B)

Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and held in treasury

	Group		Company	
	Before Market Purchase $' million	**After Market Purchase $' million**	**Before Market Purchase $' million**	**After Market Purchase $' million**
As at 31 March 2007				
Shareholders' Funds	20,889.6	20,889.6	11,701.8	11,701.8
Treasury Shares Held by Trust	(42.4)	(42.4)	-	-
Treasury Shares Held by the Company	-	(5,658.6)	-	(5,658.6)
Total Shareholders' Funds	20,847.2	15,188.6	11,701.8	6,043.2
Current Assets	4,273.1	4,084.6	1,671.9	1,483.4
Current Liabilities	3,675.3	3,675.3	5,184.5	5,184.5
Total Borrowings	6,468.4	11,938.5	4,397.0	9,867.1
Cash and Cash Equivalents	1,390.1	1,201.6	188.5	-
Number of Shares ('000)	15,889,301.6	14,298,648.1	15,905,558.6	14,314,905.1
Financial Ratios				
Net Assets per Share (S$)	1.31	1.06	0.74	0.42
Gearing (%)	31.0	78.6	37.6	163.3
Current Ratio (times)	1.16	1.11	0.32	0.29

Scenario 2(A)

Off-Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and cancelled

	Group		Company	
	Before Market Purchase $' million	**After Market Purchase $' million**	**Before Market Purchase $' million**	**After Market Purchase $' million**
As at 31 March 2007				
Shareholders' Funds	20,889.6	14,961.6	11,701.8	5,773.8
Treasury Shares Held by Trust	(42.4)	(42.4)	-	-
Treasury Shares Held by the Company	-	-	-	-
Total Shareholders' Funds	20,847.2	14,919.2	11,701.8	5,773.8
Current Assets	4,273.1	4,084.6	1,671.9	1,483.4
Current Liabilities	3,675.3	3,675.3	5,184.5	5,184.5
Total Borrowings	6,468.4	12,207.9	4,397.0	10,136.5
Cash and Cash Equivalents	1,390.1	1,201.6	188.5	-
Number of Shares ('000)	15,889,301.6	14,298,648.1	15,905,558.6	14,314,905.1
Financial Ratios				
Net Assets per Share (S$)	1.31	1.04	0.74	0.40
Gearing (%)	31.0	81.8	37.6	175.6
Current Ratio (times)	1.16	1.11	0.32	0.29

Scenario 2(B)

Off-Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and held in treasury

	Group		Company	
	Before Market Purchase $' million	**After Market Purchase $' million**	**Before Market Purchase $' million**	**After Market Purchase $' million**
As at 31 March 2007				
Shareholders' Funds	20,889.6	20,889.6	11,701.8	11,701.8
Treasury Shares Held by Trust	(42.4)	(42.4)	-	-
Treasury Shares Held by the Company	-	(5,928.0)	-	(5,928.0)
Total Shareholders' Funds	20,847.2	14,919.2	11,701.8	5,773.8
Current Assets	4,273.1	4,084.6	1,671.9	1,483.4
Current Liabilities	3,675.3	3,675.3	5,184.5	5,184.5
Total Borrowings	6,468.4	12,207.9	4,397.0	10,136.5
Cash and Cash Equivalents	1,390.1	1,201.6	188.5	-
Number of Shares ('000)	15,889,301.6	14,298,648.1	15,905,558.6	14,314,905.1
Financial Ratios				
Net Assets per Share (S$)	1.31	1.04	0.74	0.40
Gearing (%)	31.0	81.8	37.6	175.6
Current Ratio (times)	1.16	1.11	0.32	0.29

SHAREHOLDERS AND CUFS HOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATION PURPOSES ONLY (BASED ON THE ABOVEMENTIONED ASSUMPTIONS). Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

2.8 **Reporting Requirements.** The SGX Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares, and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the SGX Listing Manual) must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties and clearing charges) paid or payable for the shares.

2.9 **No Purchases During Price Sensitive Developments.** While the SGX Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, the Company will not purchase or acquire any Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's results for each of the first three quarters of the financial year, and during the period of one month immediately preceding the announcement of the full year results.

2.10 **Listing Status of the Shares.** The SGX Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek had an interest (both direct and deemed) in 8,919,635,867 Shares representing approximately 56.1% of the issued Shares as at that date, and The Capital Group Companies, Inc. had a deemed interest in 829,348,075 Shares representing approximately 5.2% of the issued Shares as at that date. Approximately 38.7% of the issued Shares were held by public Shareholders as at that date. Assuming the Company had purchased or acquired Shares from the public up to the full 10% limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date, approximately 31.9% of the issued Shares would have been held by public Shareholders as at that date.

The Company will ensure that there is a sufficient number of the Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

2.11 **ASX Listing Rules.** The ASX Listing Rules set out certain requirements that may be additional to the requirements of the SGX Listing Manual unless the Company has obtained a waiver from that rule. ASX Listing Rule 7.29 has as a condition for an on-market buy-back that there must have been transactions in a company's shares on ASX on at least five days in the three months preceding the buy-back. ASX Listing Rule 7.33 requires an on-market buy-back to only be effected at a price which is not more than 5% above the average market price for the buy-back securities calculated over the last five days on which sales were recorded before the day on which the purchase under the buy-back was made. This is similar to Rule 884 of the SGX Listing Manual, although ASX excludes certain transactions (special crossings, overnight sales and exercises of exchange traded options) from the definition of "market price" and Rule 884 provides that the average market price is deemed to be adjusted for any corporate action that occurs after the relevant five-day period. Further, ASX Listing Rule 7.36 requires consultation by the Company with ASX (because it is not subject to the Australian Corporations Act 2001) before any buy-back and allows ASX to impose requirements on the buy-back as if it were a company incorporated in Australia.

The Company has consulted with ASX under ASX Listing Rule 7.36 concerning share buy-backs carried out by the Company. ASX has agreed that, until there is a change to the Companies Act, the SGX Listing Manual, the Australian Corporations Act 2001 or the ASX Listing Rules in relation to share buy-backs, the Company will comply with the ASX Listing Rules relating to on-market buy-backs (by companies) as if the references to a company making a buy-back under the Australian Corporations Act 2001 included a reference to the Company making a buy-back permitted by the Companies Act and accordingly the Company will give the notices in relation to buy-backs required by ASX Listing Rules 3.8A and 3.9.

2.12 **Shareholding limit.** The Articles currently prescribe a Shareholding Limit of 15% of the issued Shares in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest. The Articles also empower the Directors to require the sale of Shares, if it shall come to their notice that the Shareholding Limit is exceeded.

The Company wishes to draw the attention of Shareholders and CUFS Holders to the following consequences of a purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON OR RELATED GROUP OF PERSONS TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, A PERSON WHOSE INTEREST IN SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT). THE DIRECTORS ARE EMPOWERED TO SERVE NOTICE ON SUCH PERSON REQUIRING A DISPOSAL OF THE INTEREST IN THE AFFECTED SHARES WITHIN 21 DAYS OF THE GIVING OF SUCH NOTICE OR SUCH LONGER PERIOD AS THE DIRECTORS CONSIDER REASONABLE TO A PERSON QUALIFIED TO HAVE AN INTEREST IN THE AFFECTED SHARES.

2.13 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below.

2.13.1 Obligation to make a Take-over Offer

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

2.13.2 Persons Acting in Concert

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;
(ii) the parent company of (i);
(iii) the subsidiaries of (i);
(iv) the fellow subsidiaries of (i);
(v) the associated companies of any of (i), (ii), (iii) or (iv);
(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and
(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the companies referred to above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders (including Directors), CUFS Holders and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.13.3 Effect of Rule 14 and Appendix 2

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 4.2 below, none of the substantial Shareholders would become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase or acquisition by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders and CUFS Holders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

2.14 Previous Purchases. The following are details of purchases or acquisitions of Shares made by the Company during the period from 18 May 2006 to 10 May 2007:

Date of purchase or acquisition	Number of Shares purchased or acquired	Highest price paid per Share	Lowest price paid per Share	Total consideration paid
18 May 2006	3,437,934	S$2.63	S$2.62	S$9,033,502.86
19 May 2006	206,187	S$2.64	S$2.63	S$542,976.53
10 May 2007	3,376,924	S$3.32	S$3.32	S$11,221,435.25

3. THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF ASX LIMITED

3.1 **ASX Listing Rules.** Under Listing Rule 10.14 of the ASX Listing Rules, a Director, an ASX Associate of a Director or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, may only participate in an employee incentive scheme if the Shareholders approve that participation by Ordinary Resolution. This rule does not apply to securities purchased on-market under the terms of a scheme that provides for purchase of securities by or on behalf of employees or directors.

For the purposes of the ASX Listing Rules, an ASX Associate is interpreted by reference to section 11 and sections 13 to 17 of the Australian Corporations Act 2001, and includes a person in concert with whom the director is acting or proposing to act or with whom the director is or proposes to become associated whether formally or informally in any other way, in respect of the matter to which the associate reference relates (in this case, the acquisition of Shares under the SingTel Performance Share Plan).

An ASX Associate of a Director of the Company, or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, would be eligible to participate in the SingTel Performance Share Plan only if he satisfies the eligibility requirements of the SingTel Performance Share Plan to begin with.

3.2 **Information under ASX Requirements.** The relevant approval is thus being sought from Shareholders at the EGM. In accordance with ASX requirements, the following information is provided:

3.2.1 Relevant Person

The Relevant Person in relation to whom approval to participate in the SingTel Performance Share Plan in the Relevant Period is being sought is:

Chua Sock Koong

3.2.2 Maximum Number of Shares

The maximum number of Shares comprised in an award that may be granted (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person during the Relevant Period is:

Relevant Person	Maximum Number of Shares
Chua Sock Koong	2,000,000

3.2.3 Terms and Conditions

The Shares to be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person will be awarded free of charge. The award, if any, will be granted prior to the end of the Relevant Period (that is, prior to the date of the 16th Annual General Meeting of the Company or prior to the date falling 12 months after the date of the 15th Annual General Meeting of the Company, whichever is the earlier).

The other terms and conditions (including vesting conditions) of Shares which may be acquired by the Relevant Person will be subject to the Rules of the SingTel Performance Share Plan.

3.2.4 Other Directors or ASX Associates

None of the other Directors, except Chua Sock Koong, or ASX Associates have received any awards of Shares under the SingTel Performance Share Plan as at the Latest Practicable Date. Executive Directors are eligible to participate in the SingTel Performance Share Plan. Chua Sock Koong is the only executive Director of the Company. Details of Chua Sock Koong's interests in Shares are set out in paragraph 4.1 below.

3.2.5 Voting Exclusion

In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(a) a Director; and

(b) an ASX Associate of that person (or those persons).

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

4.1 **Directors' Interests.** The interests of the Directors in the Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date, are set out below:

	Number of Shares		
	Direct Interest	**Deemed Interest**	**Total Interest**
Chumpol NaLamlieng	199,500	-	199,500
Chua Sock Koong	1,439,420	20,830,985 [1]	22,270,405
Graham John Bradley	88,200	-	88,200
Paul Chan Kwai Wah	54,600	1,550 [2]	56,150
Heng Swee Keat	1,330	-	1,330
Simon Israel	179,820	-	179,820
Professor Tommy Koh	3,270	580 [2]	3,850
John Powell Morschel	55,780	-	55,780
Kaikhushru Shiavax Nargolwala	100,000	-	100,000
Deepak S Parekh	-	-	-
Nicky Tan Ng Kuang	150,000	-	150,000

	Number of Shares Comprised in Unexercised Share Options
Chua Sock Koong	1,584,000

Notes:

(1) The deemed interest in 20,830,985 Shares includes:

(i) 18,343,010 Shares held by RBC Dexia Trust Services Singapore Limited ("**Dexia**"), the trustee of a trust established to purchase Shares for the benefit of eligible employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The Shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the Shares held by Dexia pursuant to the trust;

(ii) 28,137 Shares held by the spouse of Chua Sock Koong; and

(iii) an aggregate of up to 2,459,838 Shares awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

(2) Held by spouse.

4.2 **Substantial Shareholders' Interests.** The interests of the substantial Shareholders in the Shares, as extracted from the Register of Substantial Shareholders, as at the Latest Practicable Date, are set out below:

	Number of Shares		
	Direct Interest	**Deemed Interest**	**Total Percentage Interest**
Temasek Holdings (Private) Limited	8,613,550,910	306,084,957 [1]	56.1
The Capital Group Companies, Inc	-	829,348,075 [1]	5.2

Notes:
(1) Deemed through shareholdings of associated and/or subsidiary companies.

5. DIRECTORS' RECOMMENDATIONS

5.1 **The Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

5.2 **The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan.** The Directors are prohibited under the ASX Listing Rules from voting in respect of Resolution 2, being the Ordinary Resolution relating to the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the ASX Listing Rules, and have accordingly also abstained from making any recommendation in respect of Resolution 2.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 19 and 20 of this Circular, will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the Ordinary Resolutions set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS AND CUFS HOLDERS

7.1 **Action to be Taken by Shareholders.** If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend, speak and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 48 hours before the time appointed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

7.2 **Action to be Taken by CUFS Holders.** If a CUFS Holder wishes to attend, speak and vote at the EGM, or wishes to nominate a proxy to attend, speak and vote at the EGM in his place as proxy for CHESS Depositary Nominees Pty Ltd, he should, where relevant, complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, by not later than 48 hours before the time appointed for the EGM.

8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia, during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 March 2007;
(b) the 2006 Circular;
(c) the Memorandum and Articles of Association of the Company; and
(d) the Rules of the SingTel Performance Share Plan.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

Chumpol NaLamlieng
Chairman

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Telecommunications Limited (the "**Company**") will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, which will be proposed as Ordinary Resolutions:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and/or any other stock exchange on which the Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive market days on which the Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action which occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 2: Ordinary Resolution
The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX Limited

THAT, for the purposes of Rule 10.14 of the ASX Listing Rules, the participation by the Relevant Person in the Relevant Period specified in paragraph 3.2 of the Circular to Shareholders and CUFS Holders dated 28 June 2007 in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Securities relating to Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, whether the purchase or acquisition is made out of profits or capital, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued shares of the Company as at 30 April 2007 (the "**Latest Practicable Date**"), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,590,653,503 Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,590,653,503 Shares at the Maximum Price of S$3.5574 for one Share (being the price equivalent to 5% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date) the maximum amount of funds required for the purchase or acquisition of the 1,590,653,503 Shares is S$5,658,590,771.57. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,590,653,503 Shares at the Maximum Price of S$3.7268 for one Share (being the price equivalent to 10% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,590,653,503 Shares is S$5,928,047,474.98.

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2007 based on these assumptions are set out in paragraph 2.7 of the Company's Circular to Shareholders and CUFS Holders dated 28 June 2007.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

EXTRAORDINARY GENERAL MEETING PROXY FORM

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, the Circular to Shareholders and CUFS Holders dated 28 June 2007 and this Proxy Form are forwarded to them at the request of their CPF Approved Nominees and are sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ (Name)

______________________________ (NRIC/Passport Number)

of ______________________________ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Extraordinary General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Extraordinary General Meeting.)

No.	Ordinary Resolutions	For	Against
1	To approve the proposed renewal of the Share Purchase Mandate		
2	To approve the proposed participation by the Relevant Person specified in paragraph 3.2 of the Circular to Shareholders and CUFS Holders dated 28 June 2007, in the SingTel Performance Share Plan		

Dated this ____________ day of ____________ 2007

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

IMPORTANT
1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

ANNUAL GENERAL MEETING PROXY FORM

I/We ____ (Name)

____ (NRIC/Passport Number)

of ____ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Annual General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 15th Annual General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.00 p.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Annual General Meeting.

No.	Ordinary Resolutions	For	Against
1	To receive and adopt the Financial Statements, Directors' Report and Auditors' Report		
2	To declare a final dividend of 6.5 cents per share and a special dividend of 9.5 cents per share		
3	To re-elect Mr Heng Swee Keat as Director		
4	To re-elect Mr Simon Israel as Director		
5	To re-elect Mr John Powell Morschel as Director		
6	To re-elect Mr Deepak S Parekh as Director		
7	To re-elect Ms Chua Sock Koong as Director		
8	To re-elect Mr Kaikhushru Shiavax Nargolwala as Director		
9	To approve Directors' fees payable by the Company for the financial year ended 31 March 2007		
10	To approve payment of Directors' fees by the Company for the financial year ending 31 March 2008		
11	To re-appoint Auditors and authorise the Directors to fix their remuneration		
12	To approve the proposed share issue mandate		
13	To authorise the Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999		
14	To authorise the Directors to grant awards and allot/issue shares pursuant to the SingTel Performance Share Plan		

Dated this ____________ day of ____________ 2007

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Annual General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Annual General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Annual General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Annual General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

28 June 2007

Dear Shareholder

This year's annual report, as in the previous years, comprises two separate reports:

(i) the Summary Financial Report which contains a summary of the Directors' Report and financial statements in the Annual Report; and

(ii) the Annual Report which contains the audited full financial statements of the Company for the financial year ended 31 March 2007.

The Summary Financial Report is automatically provided (unless instructed otherwise) to all existing SingTel shareholders. The Annual Report is provided at no cost upon request.

To receive a copy of the Annual Report for this year and for future years, or to make changes to your earlier requests, please tick the appropriate box below and return the Request Form to SingTel no later than 6 July 2007. If we do not receive your Request Form, we will take it that you do not wish to receive copies of the Annual Report for this year and future years for so long as you are a SingTel shareholder and that you do not wish to change your previous requests. This request will supersede all earlier requests.

Yours faithfully
For and on behalf of
Singapore Telecommunications Limited

Chan Su Shan (Ms)
Company Secretary

Please return this form ONLY if you wish to change your previous request

REQUEST FORM

To: Singapore Telecommunications Limited

N.B. Please tick one box only.

[ ] Please send me a copy of the Summary Financial Report for the financial year 2006/2007 and for as long as I am a SingTel shareholder.

[ ] Please send me a copy of the Annual Report, in addition to the Summary Financial Report, for the financial year 2006/2007 and for as long as I am a SingTel shareholder.

[ ] I do not wish to receive copies of the Summary Financial Report or the Annual Report for so long as I am a SingTel shareholder.

Name of Shareholder: ______________________

NRIC/Passport Number: ______________________

Mailing Address: ______________________

Signature: ______________________ Date: ______________________

1st fold

2nd fold

Postage will
be paid
by addressee.
For posting in
Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO.02601

The Secretariat
Singapore Telecommunications Limited
10 Eunos Road 8
#02-36 Singapore Post Centre
Singapore 408600

3rd fold

SingTel

Singapore Telecommunications Limited

Summary Financial Report 2006/2007

Shaping Markets
Setting the Pace



Shaping Markets
Setting the Pace

Singapore Telecommunications Limited ("SingTel") is Asia's leading communications group, supported by more than 19,000 dedicated and purpose-driven employees worldwide. Headquartered in Singapore, we are a dynamic global player in the telecommunications industry with presence throughout Asia, Middle East, Europe and North America.

In Singapore, SingTel is committed to leading and shaping the market by tapping our 128 years of operating experience and state-of-the-art infrastructure to provide a diverse range of innovative communications solutions for consumers and businesses.

Optus, our wholly-owned subsidiary, is the challenger telecommunications provider in Australia. It is one of the most recognised brands in the highly competitive Australian market, delivering cutting-edge communications, information technology ("IT") and entertainment services to its customers.

The SingTel Group has major investments in leading mobile operators in the region. We own stakes – ranging from 21.4 per cent to 45.0 per cent – in AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia. In particular, the phenomenal mobile market growth in India and Indonesia has seen Bharti and Telkomsel adding more than five million new customers every quarter.

Together with Optus and our regional mobile associates, SingTel is Asia's largest multi-market mobile operator, serving 124 million customers in seven markets.

To stay ahead, SingTel continues to set the pace in telecommunications, shaping the markets by introducing innovative and relevant services and solutions. We aim to be an integral part of the lives of our customers, enhancing the way they live, work and play.

Contents

Group Financial Highlights



Operating Revenue
(S$ million)



12,617
13,138
13,151
FY04/05
FY05/06
FY06/07

EBITDA [1]
(S$ million)



6,259
6,453
6,692
FY04/05
FY05/06
FY06/07

Underlying Net Profit After Tax [2]
(S$ million)



3,060
3,295
3,556
FY04/05
FY05/06
FY06/07

Free Cash Flow [3]
(S$ million)



3,062
2,772
2,795
FY04/05
FY05/06
FY06/07

Proportionate EBITDA [4]



1%
30%
38%
31%
30% Singapore
31% Australia
38% Regional Mobile
1% Others [5]

Operating Revenue Composition



3%
6%
7%
8%
39%
17%
20%
39% Mobile Communications
20% Data and Internet
17% National Telephone
8% IT and Engineering
7% Sale of Equipment
6% International Telephone
3% Others

(1) Refers to earnings before interest, tax, depreciation and amortisation but includes share of associates' earnings.

(2) Refers to net profit before exceptional items, Belgacom's net contribution, and exchange differences on short-term loan to Optus, net of hedging.

(3) Refers to cash flow from operating activities, including dividends from associates, less cash capital expenditure.

(4) Based on proportionate earnings before interest, tax, depreciation and amortisation for the financial year ended 31 March 2007. Proportionate presentation is not required by Singapore Financial Reporting Standards (FRS) and is not intended to replace the financial statements prepared in accordance with Singapore FRS. However, since the associates are not consolidated on a line-by-line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Singapore, Australia and other regional markets.

(5) Mainly from other associates.

Chairman's Statement





I am pleased to report that the SingTel Group achieved a set of strong results for the financial year ended 31 March 2007.

SingTel staff rallied as a team against an intensely competitive business climate and met all our main targets for the financial year. We increased our full-year Group underlying net profit by 7.9 per cent to S$3.56 billion. Following the completion of our capital reduction exercise in September 2006, underlying earnings per share rose 11 per cent to 21.88 cents.

The stellar performance of our regional mobile associates, especially Bharti and Telkomsel, drove our earnings growth. Associates contributed 43 per cent or S$1.5 billion of the Group's underlying net profit, up from 37 per cent a year ago. The Group's operating revenue was maintained at S$13.15 billion while operational EBITDA declined 4.1 per cent to S$4.28 billion.

Our strong results, against the backdrop of fierce competition and lower operating margin, underscored our strengths and diverse sources of revenue. Our operations outside of Singapore now contribute 70 per cent of proportionate EBITDA.

In the light of our strong earnings and robust cash flow, the Board has recommended a final dividend of 6.5 cents per share as well as a special dividend of 9.5 cents per share for the financial year. Together with the interim dividend of 4.5 cents per share paid earlier, we are pleased to return a total of S$3.3 billion, or 20.5 cents per share, to shareholders. Starting this year, SingTel began paying an interim dividend.

This payout balances our objective for an efficient balance sheet while retaining financial flexibility to make further investments. It demonstrates our commitment to an efficient capital structure while maintaining financial strength and investment grade credit ratings.

Shaping Markets, Setting the Pace

Our strategy of leading in Singapore, focusing on profitable growth in Australia and investing and partnering across Asia, has continued to bring us excellent results. Our achievements in these areas not only enable the SingTel Group to lead the market, but also to set the pace.

In Singapore, we continued to drive innovation, leveraging the strengths of our extensive and reliable infrastructure as well as our large customer base. SingTel's Generation mio, launched in January 2007, transforms the phone line in every home into an integrated digital super highway. It is the foundation for SingTel's next-generation range of integrated digital services, paving the way for the Singapore Government's Intelligent Nation 2015 ("iN2015") vision to plug every household in Singapore into ultra high-speed broadband. Our customers can expect even more innovative services to ride on Generation mio, such as interactive television which we expect to launch in the second half of 2007.

The financial year also saw the launch of the '360' suite of business solutions – SingTel's response to the communications needs of enterprises. Comprising Enterprise360 for larger corporations and Office360 for small and medium-sized enterprises, the '360' suite combines unlimited local calls on mobile and fixed-lines with broadband access, email and web hosting services at a single affordable rate.

We continued to perform well in the various market segments and maintained our leadership position. We retained our lead in Singapore despite intense competition, with a market share of 53 per cent for broadband and 38 per cent for mobile as at 31 March 2007.



SingTel's IT and engineering services continued to deliver strong results. NCS, our wholly-owned subsidiary and Singapore's largest IT services provider, won major contracts with government agencies, ranking it as the Singapore Government's top IT services provider for the third consecutive year. NCS also continued to expand actively outside Singapore, increasing its overseas revenue by 32 per cent during the financial year.

We continued to perform well in the various market segments and maintained our leadership position.

Building our Regional Presence

In Australia, despite very challenging market conditions, Optus' performance was excellent. It maintained its market share and exceeded its margin guidance while managing its cost base and investing in future growth.

Optus continues to challenge and push for sustainable growth by leading the market in innovation: providing new ways to use technology coupled with better service and convenience.

Key areas of leadership through the year included the launch of high-speed broadband using ADSL2+ ahead of competitors in major markets; innovation in mobile tariffs with Yes Time as a differentiator in mobile caps; creativity in prepaid mobile via the refreshed Optus Turbocharge plan; and focus on corporate Internet Protocol ("IP") products which allowed Optus to continue to gain market share.

During the financial year, Optus invested in state-of-the-art infrastructure, including its 3G mobile network, Unbundled Local Loop network, D-series satellites, IP core, as well as its customer care systems to enhance the customer experience.

In April 2006, Optus joined several leading telecommunications companies and Internet Service Providers to form the G9 Group, which proposes to invest and upgrade part of the existing local loop into a high bandwidth Fibre-to-the-Node or FTTN network. The alliance aims to ensure competitive access to services over an FTTN network which, in turn, will deliver improved broadband competition and better services to Australia.

Regionally, our presence has strengthened significantly. As at 31 March 2007, the Group's regional base of mobile subscribers – comprising Singapore, Australia and our regional mobile associates – reached 124 million, up from 85 million a year ago. This is the largest mobile subscriber base in Asia outside China.

Our regional associates achieved strong performance. Among them, Bharti grew its subscriber base by an impressive 90 per cent while Telkomsel saw a significant rise of 44 per cent from a year ago. For the financial year, the associates contributed a healthy S$673 million of dividends to the Group, an increase of 9.2 per cent from last year.

Corporate Governance

The Group's success is also the result of our strong commitment to the highest standards of corporate governance and transparency.

During the financial year, we received numerous honours for our strong corporate governance, including 'Best Corporate Governance' for the third consecutive year at IR Magazine's South East Asia Investor Relations Conference & Awards 2006.

Chairman's Statement



We are confident that our blueprint will continue to drive strong earnings growth for the Group in the years ahead.

Looking Ahead

We expect to see continued growth in the markets that we operate. We also expect our regional mobile associates to remain as key drivers of the Group's growth. In Australia, Optus will continue to invest to deliver sustainable revenue growth and profits, expanding its customer base and defending its scale position in mobile. In Singapore, SingTel has embarked on a number of key growth initiatives to drive future growth in both the consumer and corporate businesses. These initiatives will incur costs in the next financial year before contributing to revenues and earnings in subsequent years.

Moving ahead, we will also focus on four key areas: innovation, talent management, growing our international business and developing Centres of Excellence.

We will drive product innovation and operational excellence in our current core businesses and seek new sources of revenue. These will require the best talent in the market and our aim is to be the employer of choice for telecommunications professionals.

At the same time, we will continue to expand overseas into key geographical markets to achieve our goal of being the premier telecommunications operator covering South East Asia, South Asia and Australia.

Finally, to better support and add value to our associates, we have established Centres of Excellence, which are charged with developing world-class capabilities in key operational areas and with disseminating these capabilities through closer collaboration and sharing across the Group.

We are confident that our blueprint will continue to drive strong earnings growth for the Group in the years ahead.

Acknowledgements

I thank our Board of Directors, the Senior Management team, staff and union for their contributions during the financial year. I would also like to thank our customers, shareholders and business partners for their strong support.

In addition, I would like to express my sincere appreciation to Mr Lee Hsien Yang, who stepped down as Group Chief Executive Officer ("CEO") with effect from 1 April 2007. Hsien Yang has served the Group with distinction over the last 13 years. His vision transformed SingTel from a Singapore-centred business to a highly successful company, one with diversified revenue streams and a strong regional presence. His leadership enabled the Group to ride on the market liberalisation in Singapore and to seize investment opportunities in the region.

I am confident that the SingTel Group, with our clear vision as well as a new leadership team led by Ms Chua Sock Koong, will continue to excel as Asia's leading communications group.

Chumpol NaLamlieng
Chairman



Summary Financial Statement

For the financial year ended 31 March 2007

IMPORTANT NOTE
The Summary Financial Statement as set out on pages 5 to 20 contains only a summary of the information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

For further information, the full financial statements, the Independent Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request a copy of the Annual Report at no additional cost by notifying the Company by 6 July 2007.

Summary Directors' Report

1. DIRECTORS

The Directors of the Company (or "**SingTel**") in office at the date of this report are:

Chumpol NaLamlieng (Chairman)
Chua Sock Koong (Group Chief Executive Officer)
 (appointed on 12 October 2006 as a Director and on 1 April 2007 as Group Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala (appointed on 29 September 2006)
Deepak S Parekh
Nicky Tan Ng Kuang

Lee Hsien Yang, who served during the financial year, stepped down as Group Chief Executive Officer and Director with effect from 1 April 2007.

Jackson Peter Tai, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 28 July 2006.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiaries consist of:

Data communications services;
Investment holding;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and Internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

There has been no significant change in the nature of the principal activities during the financial year.



Summary Directors' Report

For the financial year ended 31 March 2007

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("**1999 Scheme**"), and performance shares granted under the SingTel Performance Share Plan ("**Share Plan 2004**").

4. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The interests of the Directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of Directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act were as follows:

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares)				
Chumpol NaLamlieng	**199,500**	150,000	**-**	-
Chua Sock Koong [1]	**1,439,420**	1,439,420	**18,744,985**	14,765,985
Lee Hsien Yang [2]	**475,000**	4,050,000	**21,332,142**	19,887,857
Graham John Bradley	**88,200**	92,860	**-**	-
Paul Chan Kwai Wah	**54,600**	57,460	**1,550**	1,620
Heng Swee Keat	**1,330**	1,390	**-**	-
Simon Israel	**179,820**	139,283	**-**	-
Professor Tommy Koh	**3,270**	3,440	**580**	610
John Powell Morschel	**55,780**	58,700	**-**	-
Kaikhushru Shiavax Nargolwala	**100,000**	-	**-**	-
Deepak S Parekh	**-**	-	**-**	-
Nicky Tan Ng Kuang	**150,000**	55,720	**-**	-
(Options to purchase ordinary shares)				
Chumpol NaLamlieng [3]	**-**	60,000	**-**	-
Chua Sock Koong [4]	**1,584,000**	1,584,000	**-**	-
Lee Hsien Yang [5]	**2,000,000**	2,000,000	**-**	-
Singapore Airlines Limited				
(Ordinary shares)				
Chua Sock Koong	**2,000**	2,000	**-**	-
Paul Chan Kwai Wah	**-**	-	**20,000**	20,000
Simon Israel	**9,500**	9,500	**-**	-
Neptune Orient Lines Limited				
(Ordinary shares)				
Paul Chan Kwai Wah	**1,000**	1,000	**1,000**	1,000



4. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (cont'd)

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later
SP AusNet (stapled securities comprising one share in each of SP Australia Networks (Transmission) Ltd and SP Australia Networks (Distribution) Ltd and a unit in SP Australia Networks (Finance) Trust)				
Nicky Tan Ng Kuang	**600,000**	600,000	-	-

Notes:

(1) Chua Sock Koong's deemed interest of 18,744,985 shares included:

(a) 16,257,010 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited, the trustee of a trust established for the purposes of the SingTel Executives' Performance Share Plan ("**Share Plan 2003**") and Share Plan 2004 for the benefit of eligible employees of the Group;

(b) 28,137 ordinary shares held by Ms Chua's spouse; and

(c) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Ms Chua pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) Lee Hsien Yang's deemed interest of 21,332,142 shares included:

(a) 16,257,010 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited;

(b) 1,360 ordinary shares held by Mr Lee's spouse; and

(c) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Mr Lee pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(3) At an exercise price of S$1.39 per share.

(4) At exercise prices of between S$1.51 and S$2.97 per share (1 April 2006: Between S$1.51 and S$2.97 per share).

(5) At an exercise price of S$2.22 or S$2.97 per share (1 April 2006: At S$2.22 or S$2.97 per share).

Between the end of the financial year and 21 April 2007, Chua Sock Koong's deemed interest increased to 20,830,985 shares due to the acquisition by RBC Dexia Trust Services Singapore Limited of an additional 2,086,000 ordinary shares in SingTel for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes to any of the above-mentioned interests between the end of the financial year and 21 April 2007.

5. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

6. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the members of the Compensation Committee are Chumpol NaLamlieng (Chairman of the Compensation Committee), Heng Swee Keat, John Powell Morschel, and Deepak S Parekh.



Summary Directors' Report

For the financial year ended 31 March 2007

6.1 Share Options

1999 Scheme

Options granted pursuant to the 1999 Scheme are in respect of ordinary shares in SingTel. Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the 1999 Scheme, were as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
Market Price Share Options						
For staff and senior management						
09.11.99	10.11.00 to 09.11.09	S$2.97	6,121	(1,575)	(284)	**4,262**
09.06.00	10.06.01 to 09.06.10	S$2.22	14,573	(6,998)	(102)	**7,473**
11.09.00	12.09.01 to 11.09.10	S$2.61	20	(20)	-	-
25.09.00	26.09.01 to 25.09.10	S$2.54	20	-	(20)	-
02.10.00	03.10.01 to 02.10.10	S$2.49	555	(555)	-	-
25.10.00	26.10.01 to 25.10.10	S$2.65	10	(10)	-	-
08.01.01	09.01.02 to 08.01.11	S$2.62	225	(225)	-	-
19.02.01	20.02.02 to 19.02.11	S$2.79	20	-	(20)	-
30.05.01	31.05.02 to 30.05.11	S$1.66	8,273	(3,921)	(65)	**4,287**
01.06.01	02.06.02 to 01.06.11	S$1.64	30	-	-	**30**
05.07.01	06.07.02 to 05.07.11	S$1.82	15	(15)	-	-
01.08.01	02.08.02 to 01.08.11	S$1.78	10	(10)	-	-
16.08.01	17.08.02 to 16.08.11	S$1.85	78	-	-	**78**
29.11.01	30.11.02 to 29.11.11	S$1.70	10,899	(4,368)	(507)	**6,024**
30.05.02	31.05.03 to 30.05.12	S$1.51	22,356	(9,310)	(707)	**12,339**
			63,205	(27,007)	(1,705)	**34,493**
For Group Chief Executive Officer (Lee Hsien Yang)						
09.11.99	10.11.00 to 09.11.09	S$2.97	500	-	-	**500**
09.06.00	10.06.01 to 09.06.10	S$2.22	1,500	-	-	**1,500**
			2,000	-	-	**2,000**
For Deputy Chief Executive Officer (Chua Sock Koong)						
09.11.99	10.11.00 to 09.11.09	S$2.97	134	-	-	**134**
09.06.00	10.06.01 to 09.06.10	S$2.22	750	-	-	**750**
30.05.01	31.05.02 to 30.05.11	S$1.66	400	(400)	-	-
30.05.02	31.05.03 to 30.05.12	S$1.51	900	(200)	-	**700**
			2,184	(600)	-	**1,584**
For non-executive Directors (including those who have since retired)						
09.09.02	10.09.03 to 09.09.07	S$1.39	180	(120)	-	**60**
Sub-total			**67,569**	**(27,727)**	**(1,705)**	**38,137**
Performance Share Options						
For senior management						
03.07.02	03.07.05 to 03.07.12	S$1.33	1,350	(1,350)	-	-
Sub-total			**1,350**	**(1,350)**	**-**	**-**
Total			**68,919**	**(29,077)**	**(1,705)**	**38,137**

Further particulars of the options granted pursuant to the 1999 Scheme have been set out in the Directors' Reports for the financial years ended 31 March 2001 to 31 March 2006.



6.1 Share Options (cont'd)

Details of the Directors' share options are set out in the following table:

	Aggregate Options		
	Granted since commencement of scheme to 31 Mar 07 ('000)	Exercised since commencement of scheme to 31 Mar 07 ('000)	Outstanding as at 31 Mar 07 ('000)
1999 Scheme			
Chumpol NaLamlieng	**60**	**(60)**	**-**
Chua Sock Koong	**4,709**	**(3,125)**	**1,584**
Lee Hsien Yang [1]	**6,050**	**(4,050)**	**2,000**
Graham John Bradley	**-**	**-**	**-**
Paul Chan Kwai Wah	**60**	**(60)**	**-**
Heng Swee Keat	**-**	**-**	**-**
Simon Israel	**-**	**-**	**-**
Professor Tommy Koh	**-**	**-**	**-**
John Powell Morschel	**60**	**(60)**	**-**
Kaikhushru Shiavax Nargolwala	**-**	**-**	**-**
Deepak S Parekh	**-**	**-**	**-**
Jackson Peter Tai [2]	**60**	**-**	**60**
Nicky Tan Ng Kuang	**60**	**(60)**	**-**
	11,059	**(7,415)**	**3,644**

Notes:

(1) Lee Hsien Yang stepped down as a Director of the Company with effect from 1 April 2007.

(2) Jackson Peter Tai retired as a Director of the Company following the conclusion of the Annual General Meeting held on 28 July 2006.

No options were granted to the Directors during the financial year ended 31 March 2007.

The 1999 Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no option has been granted since 2003. The existing options granted will continue to vest according to the terms and conditions of the 1999 Scheme and the respective grants.

From the commencement of the 1999 Scheme to 31 March 2007, options in respect of an aggregate of 273,767,350 ordinary shares in the Company have been granted to Directors and employees of the Company and its subsidiaries.

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("**Optus**"), the Optus Executive Option Plan ("**Optus Plan**") was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option.

Details were as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.63 for 1.66 SingTel.shares	5,733	(2,187)	(1,010)	**2,536**

The figures in the table above show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.



Summary Directors' Report

For the financial year ended 31 March 2007

6.1 **Share Options (cont'd)**

The options under the 1999 Scheme and the Optus Plan do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No option has been granted to controlling shareholders of the Company or their associates, and there are no participants who have received five per cent or more of the total number of options available under the 1999 Scheme or the Optus Plan.

6.2 **Performance Shares**

Following the review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. This plan only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of the awards.

The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2007, awards comprising an aggregate of 38,548,775 shares and 105,379,959 shares have been granted under the Share Plan 2003 and Share Plan 2004 respectively.

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows:

Date of grant	**Balance as at 1 Apr 06 ('000)**	**Share awards granted ('000)**	**Share awards vested ('000)**	**Share awards cancelled ('000)**	**Balance as at 31 Mar 07 ('000)**
Performance shares (General Awards)					
For staff and senior management					
25.06.03	25,244	-	(17,316)	(7,928)	-
25.02.04	37	-	(26)	(11)	-
26.05.04	25,348	-	(303)	(1,974)	**23,071**
01.09.04	466	-	-	-	**466**
26.11.04	50	-	-	-	**50**
26.05.05	26,216	-	(48)	(2,371)	**23,797**
25.08.05	154	-	-	-	**154**
30.11.05	299	-	-	-	**299**
28.02.06	454	-	-	-	**454**
25.05.06	-	33,431	(3)	(1,810)	**31,618**
24.08.06	-	20	-	-	**20**
28.11.06	-	30	-	-	**30**
02.03.07	-	418	-	-	**418**
	78,268	33,899	(17,696)	(14,094)	**80,377**



6.2 Performance Shares (cont'd)

Date of grant	Balance as at 1 Apr 06 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 07 ('000)
For Group Chief Executive Officer (Lee Hsien Yang)					
25.06.03	703	-	(492)	(211)	**-**
26.05.04	750	-	-	-	**750**
26.05.05	899	-	-	-	**899**
25.05.06	-	1,145	-	-	**1,145**
	2,352	1,145	(492)	(211)	**2,794**
For Deputy Chief Executive Officer (Chua Sock Koong)					
25.06.03	556	-	(389)	(167)	**-**
26.05.04	357	-	-	-	**357**
26.05.05	336	-	-	-	**336**
28.02.06	455	-	-	-	**455**
25.05.06	-	470	-	-	**470**
	1,704	470	(389)	(167)	**1,618**
Sub-total	**82,324**	**35,514**	**(18,577)**	**(14,472)**	**84,789**
Performance shares (Senior Management Awards)					
For senior management					
25.06.03	1,200	-	(1,200)	-	**-**
26.05.04	660	-	-	-	**660**
26.05.05	1,249	-	-	(26)	**1,223**
25.05.06	-	1,972	-	-	**1,972**
	3,109	1,972	(1,200)	(26)	**3,855**
For Group Chief Executive Officer (Lee Hsien Yang)					
25.06.03	703	-	(703)	-	**-**
26.05.04	750	-	-	-	**750**
26.05.05	745	-	-	-	**745**
25.05.06	-	786	-	-	**786**
	2,198	786	(703)	-	**2,281**
For Deputy Chief Executive Officer (Chua Sock Koong)					
25.06.03	417	-	(417)	-	**-**
26.05.04	267	-	-	-	**267**
26.05.05	251	-	-	-	**251**
25.05.06	-	323	-	-	**323**
	935	323	(417)	-	**841**
Sub-total	**6,242**	**3,081**	**(2,320)**	**(26)**	**6,977**
Total	**88,566**	**38,595**	**(20,897)**	**(14,498)**	**91,766**

Summary Directors' Report

For the financial year ended 31 March 2007



6.2 **Performance Shares (cont'd)**

During the financial year, awards in respect of an aggregate of 20,542,190 and 353,941 shares granted under the Share Plan 2003 and Share Plan 2004 were vested respectively. The awards under Share Plan 2003 were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003. The awards under Share Plan 2004 were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

The shares not vested as at 31 March 2007 relate only to awards granted under the Share Plan 2004.

As at 31 March 2007, no participant has been granted options under the 1999 Scheme or the Optus Plan and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents five per cent or more of the aggregate of:

(i) the total number of new shares available under the Share Plan 2004, the 1999 Scheme and the Optus Plan collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

7. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman of the Audit Committee)
Graham John Bradley
Kaikhushru Shiavax Nargolwala (appointed on 29 September 2006)

Heng Swee Keat, who served during the financial year, stepped down as a member of the Audit Committee on 28 September 2006.

8. UNUSUAL ITEMS DURING AND AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Group for the financial year in which this report is made, or render any item in the financial statements of the Group and Company for the current financial year misleading, and/or affect the ability of the Group and the Company in meeting the obligations as and when they fall due, except as disclosed in the notes to the full financial statements.

The Summary Financial Statement set out on pages 5 to 20 was approved by the Board of Directors on 8 May 2007 and was signed on its behalf by:

Chumpol NaLamlieng
Chairman

Chua Sock Koong
Director

Singapore, 8 May 2007

Independent Auditors' Report

To the Members of Singapore Telecommunications Limited
For the financial year ended 31 March 2007



We have examined the Summary Financial Statement set out on pages 5 to 20.

In our opinion, the Summary Financial Statement is consistent in all material aspects with the full financial statements and Directors' Report of Singapore Telecommunications Limited ("Company") and its subsidiaries ("Group") for the year ended 31 March 2007 from which they were derived and complies with the requirements of Section 203A of the Singapore Companies Act, Chapter 50 and the regulations made thereunder, applicable to a Summary Financial Statement.

For a better understanding of the state of affairs of the Company and of the Group as at 31 March 2007 and of the results of the Group for the financial year ended on that date and of the scope of our audit, the Summary Financial Statement should be read in conjunction with the full financial statements and our audit report thereon.

We have issued an unqualified audit report dated 8 May 2007 on the full financial statements of Singapore Telecommunications Limited and its subsidiaries for the year ended 31 March 2007, which is as follows:

"INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED
For the financial year ended 31 March 2007

We have audited the accompanying financial statements of Singapore Telecommunications Limited (the Company) and its subsidiaries (the Group) which comprise the balance sheets of the Group and the Company as at 31 March 2007, the income statement, statement of changes in equity and cash flow statement of the Group and the statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 85 to 172.

The financial statements for the year ended 31 March 2006 were audited by another auditor whose report dated 3 May 2006 expressed an unqualified opinion on those financial statements.

Directors' Responsibility
The Company's Directors are responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards and the Singapore Companies Act, Cap. 50 (the "Act"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Independent Auditors' Report

To the Members of Singapore Telecommunications Limited
For the financial year ended 31 March 2007

Opinion

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants

Singapore, 8 May 2007

Note

1. The page numbers are as stated in the Independent Auditors' Report dated 8 May 2007 included in Singapore Telecommunications Limited's full financial statements for the financial year ended 31 March 2007.



Summary Consolidated Income Statement

For the financial year ended 31 March 2007

	Notes	2007 S$ Mil	2006 S$ Mil
Operating revenue		**13,151.1**	13,138.4
Operating expenses		**(8,986.3)**	(8,783.3)
Other income		**116.9**	111.6
Operational EBITDA		**4,281.7**	4,466.7
Compensation from IDA		**337.0**	337.0
Depreciation and amortisation		**(1,854.6)**	(1,976.7)
Exceptional items		**185.0**	815.5
Profit on operating activities		**2,949.1**	3,642.5
Share of results of associated and joint venture companies		**1,537.7**	1,206.5
Profit before interest, investment income and tax		**4,486.8**	4,849.0
Interest and investment income		**87.3**	137.0
Finance costs		**(421.4)**	(486.7)
Profit before tax		**4,152.7**	4,499.3
Tax expense		**(373.4)**	(338.0)
Profit after tax		**3,779.3**	4,161.3
Attributable to:			
Shareholders of the Company		**3,778.8**	4,163.3
Minority interest		**0.5**	(2.0)
		3,779.3	4,161.3
Underlying net profit	3	**3,556.3**	3,294.9
EBITDA	4	**6,691.5**	6,452.7
Earnings per share attributable to shareholders of the Company			
– basic (cents)		23.25	24.98
– diluted (cents)		23.13	24.88

Summary Balance Sheets

As at 31 March 2007



	Note	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Current assets					
Cash and cash equivalents		**1,390.1**	2,770.3	**188.5**	669.8
Trade and other receivables		**2,448.1**	2,078.3	**1,477.1**	1,058.1
Trading investments		**341.5**	860.3	**-**	-
Derivative financial instruments		**-**	69.8	**-**	6.6
Inventories		**93.4**	186.3	**6.3**	7.5
		4,273.1	5,965.0	**1,671.9**	1,742.0
Non-current assets					
Property, plant and equipment		**9,729.6**	9,464.7	**1,970.9**	2,208.7
Intangible assets		**10,091.4**	10,115.6	**3.3**	3.6
Subsidiaries		**-**	-	**18,319.0**	18,392.2
Associated companies		**93.9**	93.2	**24.7**	24.7
Joint venture companies		**7,077.5**	6,472.6	**49.1**	56.1
Available-for-sale (AFS) investments		**42.4**	51.7	**33.3**	43.3
Derivative financial instruments		**191.6**	239.2	**191.6**	239.2
Deferred tax assets		**1,047.7**	1,111.2	**-**	-
Other non-current receivables		**100.1**	93.0	**16.9**	26.2
		28,374.2	27,641.2	**20,608.8**	20,994.0
Total assets		**32,647.3**	33,606.2	**22,280.7**	22,736.0
Current liabilities					
Trade and other payables		**3,106.0**	3,183.0	**4,954.1**	2,174.5
Provision		**11.2**	18.5	**-**	-
Current tax liabilities		**343.4**	360.0	**225.4**	232.9
Borrowings (unsecured)		**196.3**	1,492.8	**-**	564.3
Borrowings (secured)		**0.6**	0.7	**-**	-
Derivative financial instruments		**17.8**	72.8	**5.0**	72.8
		3,675.3	5,127.8	**5,184.5**	3,044.5
Non-current liabilities					
Borrowings (unsecured)		**6,271.2**	5,907.2	**4,397.0**	4,580.7
Borrowings (secured)		**0.3**	-	**-**	-
Advance billings		**310.1**	312.4	**-**	-
Deferred income		**16.3**	18.5	**13.1**	9.0
Derivative financial instruments		**1,008.6**	605.7	**736.0**	474.0
Deferred tax liabilities		**315.4**	375.6	**231.3**	282.9
Other non-current liabilities		**200.1**	165.8	**17.0**	21.0
		8,122.0	7,385.2	**5,394.4**	5,367.6
Total liabilities		**11,797.3**	12,513.0	**10,578.9**	8,412.1
Net assets		**20,850.0**	21,093.2	**11,701.8**	14,323.9
Share capital and reserves					
Share capital	5	**2,562.1**	4,774.7	**2,562.1**	4,774.7
Reserves		**18,285.1**	16,315.9	**9,139.7**	9,549.2
Interest of shareholders of the Company		**20,847.2**	21,090.6	**11,701.8**	14,323.9
Minority interests		**2.8**	2.6	**-**	-
Total equity		**20,850.0**	21,093.2	**11,701.8**	14,323.9
Net current assets/(liabilities)		**597.8**	837.2	**(3,512.6)**	(1,302.5)



Selected Notes to the Summary Financial Statement

For the financial year ended 31 March 2007

1. CHANGES IN ACCOUNTING POLICIES

The Group has adopted certain revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2006. The adoption did not result in substantial changes to the Group's accounting policies except for the following:

(a) INT FRS 104, ***Determining Whether an Arrangement Contains a Lease***, gives guidance in determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with FRS 17, **Leases**.

In prior years, revenues from sales of network capacity were recognised evenly over the periods of the Indefeasible Rights Of Use (IRU) agreements.

With effect from 1 April 2006, the Group accounts for sales of network capacity as finance leases where:

(i) the purchaser's right of use is exclusive and irrevocable;
(ii) the asset is specific and separable;
(iii) the term of the contract is for the major part of the asset's useful economic life;
(iv) the attributable costs or carrying value can be measured reliably; and
(v) no significant risks are retained by the Group.

Sales of network capacity that do not meet the above criteria are accounted for as an operating lease.

The change in the accounting policy does not have a material impact on the financial statements of the Group or the Company.

(b) FRS 39 (Amendment), ***Financial Guarantee Contracts***, requires financial guarantees issued by the Company to be recorded initially at fair values plus transactions costs and amortised in the income statement over the period of the guarantee. The standard is to be applied on a retrospective basis. There were no financial guarantee contracts entered into by the Company in the prior years.

As at 31 March 2007, a guarantee of S$650 million provided by the Company to a wholly-owned subsidiary has been accounted under this revised policy.

The change in accounting policy resulted in an increase of S$1.9 million in the shareholders' equity and net profit of the Company each and an increase of S$8.8 million in the financial liabilities of the Company.

This change in accounting policy has no impact to the consolidated financial statements.



Selected Notes to the Summary Financial Statement

For the financial year ended 31 March 2007

2. KEY MANAGEMENT PERSONNEL COMPENSATION

	Group 2007 S$ Mil	Group 2006 S$ Mil
Key management personnel compensation [1]		
Directors' remuneration [2]	**4.6**	3.7
Other key management personnel [3] [4]	**7.9**	16.0
	12.5	19.7

Notes:

(1) Comprised base salary, annual wage supplement, bonus, contributions to defined contribution plans and other cash benefits and does not include performance share expense.

(2) Chua Sock Koong, the former Group Chief Financial Officer, was appointed as a Director and Group Chief Executive Officer of the Company on 12 October 2006 and 1 April 2007 respectively. For the current financial year ended 31 March 2007, the Directors' remuneration comprised Lee Hsien Yang's remuneration for the year ended 31 March 2007 and Chua Sock Koong's remuneration from the date of her appointment as a Director from 12 October 2006. Lee Hsien Yang was the only Executive Director of the Company in the financial year ended 31 March 2006. A further payment of S$1.8 million was made to Lee Hsien Yang subsequent to the balance sheet date.

The Directors were awarded up to 2,723,114 (2006: 1,643,701) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for the Directors computed in accordance with FRS 102, *Share-based Payment*, was S$3.9 million (2006: S$2.5 million).

(3) Included Chua Sock Koong's remuneration from 1 April 2006 to 11 October 2006.

(4) The other key management personnel (excluding Chua Sock Koong) were awarded up to 3,367,652 (2006: 5,534,298) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for other key management computed in accordance with FRS 102, *Share-based Payment*, was S$5.2 million (2006: S$7.4 million).

The other key management personnel of the Group comprise members of SingTel's Management Committee. The composition of the Management Committee has been streamlined during the year.

3. UNDERLYING NET PROFIT

	Group 2007 S$ Mil	Group 2006 S$ Mil
Profit attributable to shareholders	**3,778.8**	4,163.3
Adjustments for:		
Exceptional items	**(185.0)**	(815.5)
Exceptional tax credit	**(37.5)**	-
Exchange gain on short term loan to Optus, net of hedging	**-**	(52.9)
	3,556.3	3,294.9



4. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group 2007 S$ Mil	Group 2006 S$ Mil
Profit before tax	**4,152.7**	4,499.3
Adjustments for:		
Depreciation and amortisation	**1,854.6**	1,976.7
Exceptional items	**(185.0)**	(815.5)
Interest and investment income	**(87.3)**	(137.0)
Finance costs	**421.4**	486.7
Share of taxes of associated and joint venture companies	**535.1**	442.5
EBITDA	**6,691.5**	6,452.7

5. SHARE CAPITAL

Group and Company	2007 Number of shares Mil	2007 Share capital S$ Mil	2006 Number of shares Mil	2006 Share capital S$ Mil
Balance as at 1 Apr	**16,703.3**	**4,774.7**	16,641.5	2,496.2
Issue of shares under share options	**31.3**	**59.0**	61.8	20.5
Cancellation of shares on capital reduction	**(829.0)**	**(2,271.6)**	-	-
Transfer upon implementation of Companies (Amendment) Act 2005				
– 'Share Premium'	**-**	**-**	-	2,248.8
– 'Capital Redemption Reserve'	**-**	**-**	-	9.2
Balance as at 31 Mar	**15,905.6**	**2,562.1**	16,703.3	4,774.7

6. DIVIDENDS

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Interim dividend of 4.5 cents net of tax of 18.0 per cent (2006: nil) per share, paid	**584.5**	-	**585.0**	-
Final dividend of 10.0 cents (2006: 8.0 cents net of tax of 20.0 per cent) per share and special dividend of nil (2006: 5.0 cents net of tax of 20.0 per cent) per share, paid	**1,336.4**	1,733.8	**1,337.2**	1,735.1
	1,920.9	1,733.8	**1,922.2**	1,735.1

Selected Notes to the Summary Financial Statement

For the financial year ended 31 March 2007

6. DIVIDENDS (cont'd)

During the year, an interim ordinary dividend of 4.5 cents per share, less tax at 18.0 per cent was paid in respect of the financial year ended 31 March 2007 and a final ordinary dividend of 10.0 cents per share, less tax at 20.0 per cent was paid in respect of the financial year ended 31 March 2006. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by RBC Dexia Trust Services Singapore Limited (the "**Trust**") that were eliminated on consolidation of the Trust.

The directors have proposed a final one-tier exempt ordinary dividend of 6.5 cents per share and a special one-tier exempt dividend of 9.5 cents per share totalling S$2.54 billion for the Group and Company in respect of the financial year ended 31 March 2007 for approval at the forthcoming Annual General Meeting.

These financial statements do not reflect the final and special dividend payable of S$2.54 billion, which will be accounted for in the shareholders' equity as an appropriation of 'Retained Earnings' in the next financial year ending 31 March 2008.

7. RELATED PARTY TRANSACTIONS

Related parties consist of key management of the Group, subsidiaries of the ultimate holding company and associated and joint venture companies of the Group. In addition to the related party information disclosed elsewhere in the financial statements, the Group had the following significant transactions and balances with related parties:

	Group	
	2007 S$ Mil	**2006 S$ Mil**
Revenue		
Subsidiaries of ultimate holding company		
Telecommunications	**90.1**	107.8
Rental and maintenance	**30.7**	30.1
Information technology	**4.6**	4.1
Associated and joint venture companies		
Telecommunications	**20.0**	104.9
Capacity sales	-	9.0
Expenses		
Subsidiaries of ultimate holding company		
Telecommunications	**38.3**	33.1
Utilities	**52.7**	48.5
Associated and joint venture companies		
Telecommunications	**63.7**	61.1
Transmission capacity	**35.4**	60.4
Postal	**11.6**	16.7
Network terminations	-	66.2
Rental	**4.1**	4.8
Due from related parties	**15.8**	25.6
Due to related parties	**3.7**	5.2

All the above transactions were at normal commercial terms and conditions and market rates.

Please refer to Note 2 for information on key management personnel compensation.

Shareholder Information

As at 30 May 2007



Ordinary shares

Number of ordinary shareholders	314,138
Number of holders of CHESS Units of Foreign Securities relating to ordinary shares in the Company ("**CUFS**")	24,855

Voting rights:
On a show of hands – every member present in person and each proxy shall have one vote
On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SingTel shares are listed on Singapore Exchange Securities Trading Limited and ASX Limited ("**ASX**") (in the form of CUFS).

Substantial shareholders

	Direct Interest^	Deemed Interest*
Temasek Holdings (Private) Limited	8,613,550,910	303,430,768
The Capital Group Companies, Inc.	-	874,447,264

^ Includes 279,318,975 shares held by DBS Nominees Pte Ltd as custodian.

* The deemed interests were deemed through shareholdings of the substantial shareholder's associated and/or subsidiary companies.

Major shareholders list – Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	8,613,550,910	54.14
2	DBS Nominees Pte Ltd	1,988,689,594	12.50
3	DBSN Services Pte Ltd	1,314,645,315	8.26
4	Central Provident Fund Board	1,007,214,282	6.33
5	Citibank Nominees Singapore Pte Ltd	726,820,265	4.57
6	HSBC (Singapore) Nominees Pte Ltd	607,057,334	3.81
7	Chess Depositary Nominees Pty Limited*	463,083,476	2.91
8	Raffles Nominees Pte Ltd	404,745,256	2.54
9	United Overseas Bank Nominees Pte Ltd	246,157,911	1.55
10	DB Nominees (S) Pte Ltd	43,331,690	0.27
11	Morgan Stanley Asia (S'pore)	40,692,771	0.26
12	OCBC Nominees Singapore Pte Ltd	20,576,572	0.13
13	Merrill Lynch (S'pore) Pte Ltd	15,414,301	0.10
14	Oversea-Chinese Bank Nominees Pte Ltd	14,198,500	0.09
15	TM Asia Life Singapore Ltd - Par Fund	11,093,070	0.07
16	Royal Bank of Canada (Asia) Ltd	5,761,950	0.04
17	Societe Generale S'pore Branch	4,000,602	0.02
18	UOB Kay Hian Pte Ltd	3,621,648	0.02
19	CIMB-GK Securities Pte. Ltd.	2,938,593	0.02
20	Phillip Securities Pte Ltd	2,657,275	0.02
		15,536,251,315	97.65

* The shares held by CHESS Depository Nominees Pty Ltd are held on behalf of the persons entered in the register of CUFS holders.



Shareholder Information

As at 30 May 2007

Major CUFS holders list* - Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	HSBC Custody Nominees (Australia) Limited	95,443,240	0.60
2	National Nominees Limited	77,893,931	0.49
3	RBC Dexia Investor Services Australia Nominees Pty Limited (PIPOOLED A/C)	47,641,144	0.30
4	J P Morgan Nominees Australia Limited	27,462,289	0.17
5	RBC Dexia Investor Services Australia Nominees Pty Limited	24,900,620	0.16
6	Citicorp Nominees Pty Limited	13,119,427	0.08
7	Cogent Nominees Pty Limited	12,648,922	0.08
8	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	9,618,511	0.06
9	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 1 A/C)	9,600,000	0.06
10	RBC Dexia Investor Services Australia Nominees Pty Limited (PIIC A/C)	6,973,913	0.04
11	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	6,247,426	0.04
12	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 4 A/C)	5,919,155	0.04
13	HSBC Custody Nominees (Australia) Limited - A/C 2	5,225,668	0.03
14	M F Custodians Ltd	4,784,253	0.03
15	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	4,319,157	0.03
16	ANZ Nominees Limited (Cash Income A/C)	3,849,547	0.02
17	The Australian National University Investment Section Canberra Act	3,650,000	0.02
18	AMP Life Limited	3,299,735	0.02
19	Australian Reward Investment Alliance (C/- J P Morgan Nominees Australia Limited)	3,148,169	0.02
20	Queensland Investment Corporation (C/- National Nominees Limited)	2,873,404	0.02
		368,618,511	2.31

* CUFS are CHESS Units of Foreign Securities relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Ltd on behalf of the persons entered in the CUFS register.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 - 999	286,451	84.50	66,211,404	0.41
1,000 – 5,000	38,997	11.50	90,087,837	0.57
5,001 – 10,000	7,482	2.21	56,622,345	0.36
10,001 - 100,000	5,722	1.69	140,013,646	0.88
100,001 – 1,000,000	280	0.08	68,726,492	0.43
1,000,001 and above	61	0.02	15,487,969,107	97.35
	338,993	100.00	15,909,630,831	100.00
Number of holders holding less than a marketable parcel				5,638

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Ltd is ignored.
2. Based on information available to the Company as at 30 May 2007, approximately 38.4% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.
3. A marketable parcel is defined in the ASX Listing Rules as a parcel of securities of not less than $500 in Australian dollars, based on the closing price of the securities on the ASX.

Share Purchase Mandate

At the Extraordinary General Meeting of the Company held on 28 July 2006 ("2006 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2006 EGM. As at 30 May 2007, there is no current on-market buy-back of shares pursuant to the mandate.

Shareholder Returns



Share Price Performance

SingTel's share price rose 24 per cent on the SGX and 17 per cent on the ASX between April 2006 and March 2007.

SingTel Share Price Performance – 1 April 2006 to 31 March 2007



50%
40%
30%
20%
10%
0%
-10%
-20%
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
SingTel – SGX, 24%
SingTel – ASX, 17%
STI Index, 28%
MSCI Global Telecommunications Index, 26%
MSCI Asia Pacific Telecommunications Index, 29%

Shareholder Payout

SingTel has a track record of generous shareholder payout. We remain committed to paying between 40 and 50 per cent of our underlying net profit. For the financial year ended 31 March 2007, the Board has recommended a total distribution of S$3.3 billion, comprising S$1.8 billion in ordinary dividends or 11 cents a share, and special dividends of S$1.5 billion or 9.5 cents a share. This will bring our total shareholder payout to approximately S$20 billion since 2000, or 87 per cent of earnings over the same period.

Shareholder Payout (S$ billion)



Special dividends following compensation payments from Infocomm Development Authority of Singapore
S$3.0 billion capital reduction
S$0.8 billion special dividend
S$2.3 billion capital reduction
S$1.5 billion special dividend
0.9
0.8
1.2
0.9
1.0
1.0
3.0
1.1
0.8
1.3
2.3
1.7
1.5
1.8
2000
2001
2002
2003
2004
2005
2006
2007
Ordinary Dividend
Special Dividend
Capital Reduction

SingTel Contact Points



SINGAPORE

SingTel Headquarters
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub
Singapore 569141
Republic of Singapore
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg
Website: www.ncs.com.sg

SingTel Customer Hotlines

Billing:	1688
Business:	1606
Fault Reporting:	1608
Mobile:	1626
Paging:	1620
Residential:	1609
SingNet:	1610

AUSTRALIA

SingTel Optus Pty Limited

Sydney (Head Office)
101 Miller Street
Optus Centre
North Sydney, NSW 2060
Australia
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166
Email: optusbusiness@optus.com.au

Brisbane
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777
Email: optusbusiness@optus.com.au

Canberra
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838
Email: optusbusiness@optus.com.au

Darwin
Tel: +618 8901 4500
Fax: +618 8901 4505
Email: optusbusiness@optus.com.au

Melbourne
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900
Email: optusbusiness@optus.com.au

Perth
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030
Email: optusbusiness@optus.com.au

BANGLADESH

SingTel Bangladesh

Dhaka
Tel: +88 02 883 5120
Fax: +88 02 988 0037
Email: singtel-bd@singtel.com

CHINA

SingTel China

Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

Guangzhou
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660
Email: singtel-gz@singtel.com

Shanghai
Tel: +86 21 6332 3818
Fax: +86 21 6332 3819
Email: singtel-sha@singtel.com

EUROPE

SingTel Europe

London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

Frankfurt
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200
Email: singtel-germany@singtel.com

Paris
Tel: +33 1 4431 2044
Fax: +33 1 4431 2057
Email: singtel-france@singtel.com

HONG KONG

SingTel Hong Kong

Kowloon
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

INDIA

SingTel India

New Delhi
Tel: +91 11 4152 1199
Fax: +91 11 4152 1683
Email: singtel-ind@singtel.com

Bangalore
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509
Email: singtel-ind@singtel.com

Chennai
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

Hyderabad
Tel: +91 40 2784 6970
+91 40 2784 2588 Ext 105
Fax: +91 40 2784 6855
Email: singtel-ind@singtel.com



Kolkata
Tel: +91 33 2283 6234-39
Fax: +91 33 2283 6240
Email: singtel-ind@singtel.com

Mumbai
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

INDONESIA

SingTel Indonesia

Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

JAPAN

SingTel Japan

Tokyo
Japan Toll Free: 0120 680 229
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com

Osaka
Tel: +81 6 6458 1405/7
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

KOREA

SingTel Korea

Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

MALAYSIA

SingTel Malaysia

Kuala Lumpur
Tel: +60 3 7728 2813
Fax: +60 3 7727 6186
Email: singtel-mal@singtel.com

MIDDLE EAST

SingTel Middle East

Dubai
Tel: +971 4 363 6705
Fax: +971 4 361 1063
Email: g-singtel-me@singtel.com

PHILIPPINES

SingTel Philippines

Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

TAIWAN

SingTel Taiwan

Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

THAILAND

SingTel Thailand

Bangkok
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

USA

SingTel USA

San Francisco
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 650 508 6800
Fax: +1 650 508 1578
Email: singtel-usa@singtel.com

Chicago
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 773 867 8122
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Houston
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 713 590 5134
Fax: +1 713 590 5131
Email: singtel-usa@singtel.com

Los Angeles
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 213 489 9397
Fax: +1 213 487 9390
Email: singtel-usa@singtel.com

New York
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 212 269 7920
Fax: +1 212 269 7939
Email: singtel-usa@singtel.com

VIETNAM

SingTel Vietnam

Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Ho Chi Minh City
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Design and production by Su Yeang Pte Ltd

SingTel

Headquarters

Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 15TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.00 p.m. to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2007, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a final dividend of 6.5 cents per share and a special dividend of 9.5 cents per share in respect of the financial year ended 31 March 2007. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election[1]:
   (a) Mr Heng Swee Keat[2] **Resolution 3**
   (b) Mr Simon Israel[2] **Resolution 4**
   (c) Mr John Powell Morschel[2] **Resolution 5**
   (d) Mr Deepak S Parekh[2]. **Resolution 6**

4. To re-elect the following Directors who cease to hold office in accordance with Article 103 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:
   (a) Ms Chua Sock Koong[2] **Resolution 7**
   (b) Mr Kaikhushru Shiavax Nargolwala[2] (independent member of the Audit Committee). **Resolution 8**

5. To approve Directors' fees payable by the Company of S$1,713,520 for the financial year ended 31 March 2007 (2006: S$1,453,000; increase: S$260,520)[3]. **Resolution 9**

6. To approve payment of Directors' fees by the Company of up to S$2,250,000 for the financial year ending 31 March 2008 (increase: up to S$536,480)[3]. **Resolution 10**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **Resolution 11**

8. To transact any other business of an Annual General Meeting.

Notes:

(1) In relation to the retirement of Directors by rotation at the 15th Annual General Meeting, Mr Paul Chan Kwai Wah is also due to retire by rotation, but has given notice to the Company that he does not wish to be re-elected to office thereat.

(2) Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance Report' in the Company's Annual Report 2006/2007.

(3) Voting Exclusion – Resolutions 9 & 10
The Company will disregard any votes cast on these Resolutions by:
(a) a Director of the Company; and
(b) an associate (as defined for the purposes of the Listing Rules of ASX Limited) of that person (or those persons).

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Special Business

9. To consider and, if thought fit, to pass with or without amendments the following Resolutions as Ordinary Resolutions:

(a) That authority be and is hereby given to the Directors to:

(i) (1) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(2) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(ii) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(I) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below);

(II) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (I) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(b) any subsequent consolidation or sub-division of shares;

(III) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any other stock exchange on which the shares of the Company may for the time being be listed or quoted ("Other Exchange") for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

(IV) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **Resolution 12**

(b) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme. **Resolution 13**

(c) That approval be and is hereby given to the Directors to grant awards in accordance with the provisions of the SingTel Performance Share Plan ("Share Plan") and to allot and issue from time to time such number of fully paid-up shares in the capital of the Company as may be required to be issued pursuant to the vesting of awards under the Share Plan, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan shall not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time. **Resolution 14**

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Additional Information for Item under the Heading "Ordinary Business"

Resolution 10 is to facilitate payment of Directors' fees during the financial year in which the fees are incurred. The Directors' fees are calculated based on, amongst other things, the number of scheduled Board and committee meetings for the financial year 2006/2007 and assuming that all non-executive Directors will hold office for the full year.

Statement Pursuant to Article 58(C) of the Articles of Association of the Company

Resolution 12 is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the issued shares in the capital of the Company, with a sub-limit of 15 per cent. for issues other than on a *pro rata* basis to shareholders. The 15 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 12 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 12 is passed, and (b) any subsequent consolidation or sub-division of shares.

Resolution 13 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme.

Resolution 14 is to empower the Directors to grant awards and to issue shares in the capital of the Company pursuant to the SingTel Performance Share Plan ("Share Plan"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan does not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time.

Notwithstanding Resolutions 12, 13 and 14, as the Company is admitted to the official list of ASX Limited, the Company is bound to comply with the Listing Rules of ASX Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd ("CDN") (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend, speak and vote instead of him, and such proxy need not be a member of the Company.

2. Every instrument of proxy, other than instruments of proxy from CDN, must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

   Every instrument of proxy from CDN must be lodged by the holders of CHESS Units of Foreign Securities ("CUFS") relating to ordinary shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting

3. To obtain a complimentary copy of CDN's Financial Services Guide ("FSG"), or any Supplementary FSG, a member or CUFS holder may visit www.asx.com.au/cdis or phone 1300 300 2790 to have one sent to him.

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 13 August 2007 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 10 August 2007 will be registered to determine members' entitlements to the proposed final and special dividends.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 10 August 2007 will be entitled to the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

NOTICE OF RECORD DATE

(for Shares Quoted on ASX Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final and special dividends is 10 August 2007. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final and special dividends in relation to the Shares which are listed on ASX Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Notes:
A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com.

END